UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 13, 2022

HEALTHCARE TRUST OF AMERICA, INC.

HEALTHCARE TRUST OF AMERICA HOLDINGS, LP

(Exact name of registrant as specified in its charter)

Maryland(Healthcare Trust of America, Inc.)	001-35568	20-4738467

Delaware(Healthcare Trust of America Holdings, LP)	333-190916	20-4738347
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

16435 N. Scottsdale Road, Suite 320 Scottsdale, Arizona 85254	(480) 998-3478
(Address of Principal Executive Office and Zip Code)	(Registrant’s telephone number, including area code)

www.htareit.com

(Internet address)

N/A

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value	HTA	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter):

Healthcare Trust of America, Inc.	☐ Emerging growth company

Healthcare Trust of America Holdings, LP	☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Healthcare Trust of America, Inc.	☐

Healthcare Trust of America Holdings, LP	☐

Item 1.01	Entry into a Material Definitive Agreement

On May 13, 2022, Healthcare Trust of America Holdings, LP (the “Company OP”) and Healthcare Trust of America, Inc. (the “Company”) as parent (collectively “HTA”) entered into a new $1.125 billion term loan agreement (the “Term Loan Agreement”) among the Company OP, the Company, the lenders signatory thereto and J.P. Morgan Chase Bank, N.A., as administrative agent, pursuant to which the lenders committed to fund a term loan facility in an aggregate principal amount not to exceed $1.125 billion (the “Term Loan Facility”) in connection with the consummation of the transactions contemplated by that certain Agreement and Plan of Merger dated as of February, 28, 2022, by and among HTA, Healthcare Realty Trust Incorporated, a Maryland corporation, and HR Acquisition 2, LLC, a Maryland limited liability company (the “Merger Agreement”). As of the date of the filing of this Current Report, the Term Loan Facility is unfunded.

The Term Loan Facility is scheduled to mature on May 13, 2023 (the “Initial Term Loan Maturity Date”). HTA has the right to extend the maturity date of the Term Loan Facility to May 13, 2024 (the “Final Maturity Date”), subject to the satisfaction of certain customary terms set forth in the Term Loan Agreement. HTA must repay the aggregate outstanding principal amount of the Term Loan Facility, together with all accrued but unpaid interest, fees and other obligations owing under the Term Loan Agreement, on the Initial Term Loan Maturity Date or, if applicable, the Final Maturity Date. In addition, in connection with certain capital raising transactions, asset sales and debt incurrences, HTA is required to prepay the Term Loan Facility with all or a portion of the proceeds received by HTA from such events. The Term Loan Facility may be prepaid at any time in whole or in part without fees or penalty.

HTA’s obligations under the Term Loan Agreement are unsecured. As of the date of the filing of this Current Report, neither the Company nor any subsidiaries of HTA are guarantors under the Term Loan Agreement.

Borrowings under the Term Loan Facility will bear interest at either the “Base Rate” or the “Adjusted Term SOFR Rate” as HTA may request.

(i) The “Base Rate” is equal to the greatest of the prime rate, a rate based on the Federal Reserve Bank of New York’s federal funds rate plus 1⁄2 of 1%, and a rate based on the Federal Reserve Bank of New York’s secured overnight term loan financing rate plus 1%, plus in any case a variable interest rate margin determined by HTA’s corporate debt ratings. The additional interest rate margin ranges from 0.00% to 0.600% per annum in the case of loans (or any portion thereof) that bears interest based on the “Base Rate”.

(ii) The “Adjusted Term SOFR Rate” is equal to a rate based on the Federal Reserve Bank of New York’s secured overnight term loan financing rate plus 0.10%, plus a variable interest rate margin determined by HTA’s corporate debt ratings. The additional interest rate margin ranges from 0.800% to 1.600% per annum in the case of loans (or any portion thereof) that bears interest based on the “Adjusted Term SOFR Rate”.

HTA is also required to pay other customary fees and costs in connection with the Term Loan Facility.

The Term Loan Agreement includes certain financial covenants, including a maximum consolidated leverage ratio, a maximum consolidated secured leverage ratio, a maximum consolidated unencumbered leverage ratio, a minimum consolidated fixed charge coverage ratio and a minimum consolidated unsecured coverage ratio.

The Term Loan Agreement contains representations and warranties, affirmative covenants and negative covenants that are usual and customary for credit agreements of this type.

The following events are considered events of default under the Term Loan Agreement, among other events:

•

the Company OP’s failure to pay principal, interest or other amounts required to be paid under the Term Loan Agreement when due (subject, in the case of certain payments, to a customary grace or cure period);

•

the failure by HTA or any subsidiary guarantor to observe or perform any covenant or agreement contained in the Term Loan Agreement or any related credit document (subject, in the case of certain covenants and agreements, to a customary grace or cure period);

•	certain events of bankruptcy, insolvency or reorganization with respect to HTA or any of its material subsidiaries;

•	a breach of any representations, warranties, certifications or statements made or deemed made by HTA or any subsidiary guarantor;

•	cross-default and cross-acceleration to other material indebtedness of HTA or any of its material subsidiaries;

•	any change of control of the Company (excluding the merger contemplated in the Merger Agreement from the change of control trigger); or

•	the failure to consummate the transactions contemplated by the Merger Agreement within two business days after funding the Term Loan Facility.

If an event of default described above occurs and is continuing, then the administrative agent will (i) if requested by the lenders having more than 50% of the aggregate commitments plus outstanding principal amount of the loans (“Required Lenders”), terminate the lending commitments, (ii) if requested by the Required Lenders, declare the principal amount plus interest, fees, and other obligations then outstanding due and immediately payable and (iii) take such other actions as are directed by the Required Lenders.

In connection with the effectiveness of the Term Loan Agreement, HTA terminated the commitments with respect to the $1.7 billion bridge financing facility with JP Morgan Chase Bank, N.A. contemplated under the Merger Agreement. The Term Loan Facility backstops the special distribution payout to holders of shares of common stock of the Company in the amount of $4.82 per share, if needed, depending on the timing of the asset sales and joint ventures.

The above descriptions do not purport to be a complete statement of the parties’ rights and obligations under the Term Loan Agreement.

The Term Loan Agreement is filed as Exhibit 10.1 to this Form 8-K. This description of the terms of the Term Loan Agreement is qualified in its entirety by reference to such exhibit.

Certain of the lenders under the Term Loan Agreement and their respective affiliates have engaged in, and may in the future engage in, other commercial dealings in the ordinary course of business with the Company OP, Company or its affiliates, including the provision of investment banking, investment management, commercial banking and cash management services, foreign exchange hedging, and equipment financing and leasing services, for which such lenders have received customary fees and expenses.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

10.1	Term Loan Agreement, dated as of May 13, 2022, among Healthcare Trust of America Holdings, LP, Healthcare Trust of America, Inc., the lenders named therein and J.P. Morgan Chase Bank, N.A., as administrative agent for such lenders.

104	Cover Page Interactive Data File, formatted in inline XBRL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Healthcare Trust of America, Inc.

Date: May 16, 2022	By:	/s/ Peter N. Foss
	Name:	Peter N. Foss
	Title:	Interim President and Chief Executive Officer

Healthcare Trust of America Holdings, LP

	By:	Healthcare Trust of America, Inc.,
its General Partner

Date: May 16, 2022	By:	/s/ Peter N. Foss
	Name:	Peter N. Foss
	Title:	Interim President and Chief Executive Officer

Exhibit 10.1

EXECUTION VERSION

TERM LOAN AGREEMENT

Dated as of May 13, 2022

by and among

HEALTHCARE TRUST OF AMERICA HOLDINGS, LP,

as Borrower,

HEALTHCARE TRUST OF AMERICA, INC.

as Parent,

THE FINANCIAL INSTITUTIONS PARTY HERETO

AND THEIR ASSIGNEES UNDER SECTION 9.07,

as Lenders,

JPMORGAN CHASE BANK, N.A.,

as Administrative Agent,

JPMORGAN CHASE BANK, N.A.,

as Sole Bookrunner,

JPMORGAN CHASE BANK, N.A. and

THE BANK OF NOVA SCOTIA

as Joint Lead Arrangers,

THE BANK OF NOVA SCOTIA,

as Syndication Agent

and

WELLS FARGO BANK, NATIONAL ASSOCIATION,

PNC BANK, NATIONAL ASSOCIATION,

U.S. BANK NATIONAL ASSOCIATION and

CAPITAL ONE, NATIONAL ASSOCIATION,

as Documentation Agents

i

ARTICLE IV	CONDITIONS PRECEDENT TO LOANS	59

4.01.	Conditions to Effective Date	59
4.02.	Conditions to Funding Date	60
4.03.	Conditions to Continuations and Conversions	62

ARTICLE V	REPRESENTATIONS AND WARRANTIES	63

5.01.	Corporate Existence and Power	63
5.02.	Corporate and Governmental Authorization; No Contravention	63
5.03.	Binding Effect	63
5.04.	Litigation	64
5.05.	Compliance with ERISA	64
5.06.	Environmental Matters	64
5.07.	Material Subsidiaries and Specified Affiliates	66
5.08.	Not an Investment Company	66
5.09.	Margin Stock	66
5.10.	Compliance with Laws	67
5.11.	Absence of Liens	67
5.12.	Indebtedness	67
5.13.	Contingent Liabilities	67
5.14.	Investments	67
5.15.	Solvency	67
5.16.	Taxes	67
5.17.	REIT Status	68
5.18.	Specified Affiliates	68
5.19.	Financial Condition	68
5.20.	No Material Adverse Effect	68
5.21.	Accuracy and Completeness of Information	69
5.22.	Anti-Corruption Laws and Sanctions; Anti-Money Laundering Laws	69

ARTICLE VI	COVENANTS	70

6.01.	Information	70
6.02.	Payment of Obligations	74
6.03.	Maintenance of Property; Insurance	74
6.04.	Conduct of Business and Maintenance of Existence	74
6.05.	Compliance with Laws	75
6.06.	Inspection of Property, Books and Records	75
6.07.	Negative Pledge	76
6.08.	Consolidations and Mergers	77
6.09.	Creation of Subsidiaries	77
6.10.	Incurrence and Existence of Debt	78
6.11.	Transactions with Affiliates	79
6.12.	Use of Proceeds	79
6.13.	Organization Documents	80
6.14.	[Reserved]	80

6.15.	[Reserved]	80
6.16.	Financial Covenants	80
6.17.	Specified Affiliates	81
6.18.	REIT Status	81
6.19.	Leases	81
6.20.	Favorable Treatment	81
6.21.	Limitations on Parent	82
6.22.	Limitation on Certain Agreements	83
6.23.	Merger, HR Contribution and HR Conversion	83

ARTICLE VII EVENTS OF DEFAULT AND REMEDIES		83

7.01.	Events of Default	83
7.02.	Application of Funds	86

ARTICLE VIII ADMINISTRATIVE AGENT		87

8.01.	Authorization and Action	87
8.02.	Administrative Agent’s Reliance, Limitation of Liability, Etc.	89
8.03.	Posting of Communications	90
8.04.	The Administrative Agent Individually	92
8.05.	Successor Administrative Agent	92
8.06.	Acknowledgements of Lenders	93
8.07.	Certain ERISA Matters	95

ARTICLE IX MISCELLANEOUS		96

9.01.	Amendments, Etc.	96
9.02.	Notices and Other Communications	98
9.03.	No Waiver; Cumulative Remedies	100
9.04.	Expenses; Limitation of Liability; Indemnity, Etc.	100
9.05.	[Reserved]	102
9.06.	Payments Set Aside	102
9.07.	Successors and Assigns	102
9.08.	Confidentiality	107
9.09.	Set-off	108
9.10.	Interest Rate Limitation	109
9.11.	Counterparts	109
9.12.	Integration; Effectiveness; Electronic Execution	109
9.13.	Survival of Representations and Warranties	110
9.14.	Severability	110
9.15.	[Reserved]	111
9.16.	GOVERNING LAW	111
9.17.	WAIVER OF RIGHT TO TRIAL BY JURY	112
9.18.	No Conflict	112
9.19.	USA PATRIOT Act Notice	112
9.20.	No Advisory or Fiduciary Responsibility	113

9.21.	Termination; Survival	113
9.22.	Entire Agreement	113
9.23.	Acknowledgement and Consent to Bail-In of Affected Financial Institutions	114
9.24.	[Reserved]	114
9.25.	Acknowledgement Regarding Any Supported QFCs	114

SCHEDULES

2.01	Lenders and Commitments
5.04	Litigation
5.06	Environmental Matters
5.07	Material Subsidiaries and Specified Affiliates
5.10	Compliance with Laws
5.12	Indebtedness
5.13	Contingent Liabilities
5.14	Investments
9.02	Notice Addresses

EXHIBITS

2.02	Form of Borrowing Request
2.04	Form of Interest Election Request
2.13	Form of Term Loan Note
3.01-1-3.01-4	Forms of U.S. Tax Compliance
4.02	Form of Solvency Certificate
6.01	Form of Compliance Certificate
6.20	Form of Guaranty
9.07	Form of Assignment and Assumption

TERM LOAN AGREEMENT

THIS TERM LOAN AGREEMENT (this “Credit Agreement”) dated as of May 13, 2022 by and among HEALTHCARE TRUST OF AMERICA HOLDINGS, LP, a limited partnership formed under the laws of the State of Delaware (the “Borrower”), HEALTHCARE TRUST OF AMERICA, INC., a Maryland corporation (“Parent”), each of the financial institutions initially a signatory hereto together with their successors and assignees under Section 9.07 (the “Lenders”) and JPMORGAN CHASE BANK, N.A., as Administrative Agent.

WHEREAS, pursuant to that certain Agreement and Plan of Merger dated as of February 28, 2022 (the “Merger Agreement”), by and among the Borrower, Parent, Healthcare Realty Trust Incorporated, a Maryland corporation (“HR”) and HR Acquisition 2, LLC, a Maryland limited liability company (“Merger Sub”), it is contemplated that Merger Sub, a wholly owned Subsidiary of Parent, will merge with and into HR with HR being the surviving entity following such merger (the “Merger”); and

WHEREAS, the Borrower has requested that the Lenders make available to the Borrower a term loan facility in an aggregate principal amount equal to $1,125,000,000, and the Lenders are willing to do so, subject to the terms and conditions contained herein.

NOW, THEREFORE, in consideration of these premises and the mutual covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as follows:

ARTICLE I

DEFINITIONS AND ACCOUNTING TERMS

1.01. Defined Terms.

As used in this Credit Agreement, the following terms have the meanings set forth below:

“Acquisition” means the purchase or acquisition by any Person of (a) more than 50% of the Capital Stock with ordinary voting power of another Person or (b) all or any substantial portion of the property (other than Capital Stock) of another Person, whether or not involving a merger or consolidation with such Person.

“Adjusted Daily Simple SOFR” means an interest rate per annum equal to (a) Daily Simple SOFR, plus (b) 0.10%; provided that if Adjusted Daily Simple SOFR as so determined would be less than zero, such rate shall be deemed to be equal to zero for the purposes of this Credit Agreement.

“Adjusted Term SOFR Rate” means, for any Interest Period, an interest rate per annum equal to (a) the Term SOFR Rate for such Interest Period, plus (b) 0.10%; provided that if the Adjusted Term SOFR Rate as so determined would be less than zero, such rate shall be deemed to be equal to zero for the purposes of this Credit Agreement.

“Administrative Agent” means JPMorgan Chase Bank, N.A. (or any of its designated branch offices or affiliates), in its capacity as administrative agent for the Lenders hereunder.

“Administrative Agent’s Office” means the Administrative Agent’s address and, as appropriate, account as set forth on Schedule 9.02, or such other address or account as the Administrative Agent may from time to time notify the Borrower and the Lenders.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. In no event shall the Administrative Agent or any Lender be deemed to be an Affiliate of the Borrower.

“Agent-Related Persons” means as provided in Section 9.04(d).

“Aggregate Commitment” means, as of any date, the Commitments of all Lenders. The initial Aggregate Commitment is $1,125,000,000.

“Amortization Payment” means as provided in Section 2.07(b).

“Ancillary Document” means as provided in Section 9.12.

“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to the Parent, the Borrower or the Subsidiaries from time to time concerning or relating to bribery or corruption, including, without limitation, the United States Foreign Corrupt Practices Act of 1977 and the rules and regulations thereunder and the U.K. Bribery Act 2010 and the rules and regulations thereunder.

“Anti-Money Laundering Laws” means all laws, statutes, regulations or obligatory government orders, decrees, ordinances or rules applicable to the Parent, the Borrower, the Subsidiaries or Affiliates of any of the foregoing related to terrorism financing or money laundering, including any applicable provision of the Patriot Act and The Currency and Foreign Transactions Reporting Act (also known as the “Bank Secrecy Act,” 31 U.S.C. §§ 5311-5330 and 12 U.S.C. §§ 1818(s), 1820(b) and 1951-1959).

“Applicable Parties” means as provided in Section 8.03(c).

“Applicable Percentage” means, for any day, the applicable rate per annum set forth below opposite the applicable Debt Rating:

Pricing Level	Debt Ratings (or their equivalents)	Term Benchmark Loans	Base Rate Loans
1	A-/A3 or better	0.800%	0.000%
2	BBB+/Baa1	0.850%	0.000%
3	BBB/Baa2	0.950%	0.000%
4	BBB-/Baa3	1.200%	0.200%
5	BB+/Ba1 and below	1.600%	0.600%

The Borrower will maintain a Debt Rating at all times with at least two (2) Ratings Services, and the Borrower may, at its option, obtain a third Debt Rating from another Ratings Service. The applicable Pricing Level will be determined by reference to the Debt Ratings; provided that:

(a) if Debt Ratings are provided by two (2) Ratings Services and the Debt Ratings by the Rating Services indicate different Pricing Levels, then (A) if they are only one level apart, the applicable Pricing Level shall be determined by reference to the higher (or better) Debt Rating and shall be set at the Pricing Level indicated thereby, and (B) if they are more than one level apart, the applicable Pricing Level shall be determined by reference to the lower (or worse) Debt Rating and shall be set at one Pricing Level above the Pricing Level that would be indicated by the lower Debt Rating (e.g., if the Debt Rating by one of the Rating Services is A- and the Debt Rating by another of the Rating Services is Baa3, the Applicable Percentage would be set at Pricing Level 3),

(b) if Debt Ratings are provided by three (3) or more Ratings Services acceptable to the Administrative Agent and the Debt Ratings indicate different Pricing Levels, then (A) if the two highest (or best) Debt Ratings are only one level apart, the applicable Pricing Level shall be determined by reference to the higher or better Debt Rating and shall be set at the Pricing Level indicated thereby, and (B) otherwise, the applicable Pricing Level shall be determined by reference to the lower of the two (2) highest (or best) Debt Ratings and shall be set at the Pricing Level indicated thereby, and

(c) if a Debt Rating is not provided by at least two (2) Ratings Services, or if no Debt Rating is available, then the Applicable Percentage shall be Pricing Level 5.

The Applicable Percentage shall be determined and adjusted on the first Business Day following the date of any change in the Debt Rating. Adjustments in the Applicable Percentage shall be effective as to all Loans from the date of adjustment. Determinations by the Administrative Agent of the applicable Pricing Level shall be conclusive absent manifest error. The Administrative Agent shall promptly notify the Lenders of changes in the Applicable Percentage.

“Approved Bank” means as provided in the definition of “Cash Equivalents”.

“Approved Electronic Platform” means as provided in Section 8.03(a).

“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Arrangers” means JPMorgan Chase Bank, N.A., in its capacity as sole bookrunner and joint lead arranger, and The Bank of Nova Scotia, in its capacity as joint lead arranger.

“ASC 842” means as provided in Section 1.03(a).

“Asset Sale” means any sale, lease or other disposition (including any such transaction effected by way of merger, amalgamation or consolidation) by the Parent, the Borrower or any of the Subsidiaries or Specified Affiliates subsequent to the date hereof of any asset (including stock), including without limitation any sale-leaseback transaction, whether or not involving a Capital Lease, but excluding (a) any sale, lease or other disposition in the ordinary course of business of real property which is the subject of mortgage liens permitted hereunder, (b) any sale, lease or other disposition of raw materials, supplies or other nonfixed assets in the ordinary course of business, (c) any sale or other disposition in the ordinary course of business of readily marketable securities, (d) any disposition of cash not prohibited hereunder, and (e) the issuance of any shares of stock in any Specified Affiliate to any officer, director or employee of the Parent or the Borrower.

“Assignment and Assumption” means an Assignment and Assumption substantially in the form of Exhibit 9.07.

“Assignee Group” means two or more Eligible Assignees that are Affiliates of one another or two or more Approved Funds managed by the same investment advisor.

“Attorney Costs” means and includes all fees, expenses and disbursements of any law firm or other external counsel.

“Attributable Principal Amount” means (a) in the case of Capital Leases, the amount of Capital Lease obligations determined in accordance with GAAP, (b) in the case of Synthetic Leases, an amount determined by capitalization of the remaining lease payments thereunder as if it were a Capital Lease determined in accordance with GAAP, (c) in the case of Securitization Transactions, the outstanding principal amount of such financing, after taking into account reserve amounts and making appropriate adjustments, determined by the Administrative Agent in its reasonable judgment and (d) in the case of Sale and Leaseback Transactions, the present value (discounted in accordance with GAAP at the debt rate implied in the applicable lease) of the obligations of the lessee for rental payments during the term of such lease.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, any tenor for such Benchmark (or component thereof) or payment period for interest calculated with reference to such Benchmark (or component thereof), as applicable, that is or may be used for determining the length of an Interest Period for any term rate or otherwise, for determining any frequency of making payments of interest calculated pursuant to this Credit Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to clause (e) of Section 3.03.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Base Rate” means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the NYFRB Rate in effect on such day plus 1⁄2 of 1% and (c) the Adjusted Term SOFR Rate for a one month Interest Period as published two U.S. Government Securities Business Days prior to such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1%; provided that for the purpose of this definition, the Adjusted Term SOFR Rate for any day shall be based on the Term SOFR Reference Rate at approximately 5:00 a.m. Chicago time on such day (or any amended publication time for the Term SOFR Reference Rate, as specified by the CME Term SOFR Administrator in the Term SOFR Reference Rate methodology). Any change in the Base Rate due to a change in the Prime Rate, the NYFRB Rate or the Adjusted Term SOFR Rate shall be effective from and including the effective date of such change in the Prime Rate, the NYFRB Rate or the Adjusted Term SOFR Rate, respectively. If the Base Rate is being used as an alternate rate of interest pursuant to Section 3.03 (for the avoidance of doubt, only until the Benchmark Replacement has been determined pursuant to Section 3.03(b)), then the Base Rate shall be the greater of clauses (a) and (b) above and shall be determined without reference to clause (c) above. For the avoidance of doubt, if the Base Rate as determined pursuant to the foregoing would be less than 1.0%, such rate shall be deemed to be 1.0% for purposes of this Credit Agreement. When used in reference to any Loan or Borrowing, “Base Rate” refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Base Rate.

“Benchmark” means, initially, the Term SOFR Rate; provided that if a Benchmark Transition Event, and the related Benchmark Replacement Date have occurred with respect to the Term SOFR Rate, or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (b) of Section 3.03.

“Benchmark Replacement” means, for any Available Tenor, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(1) Adjusted Daily Simple SOFR; or

(2) the sum of: (a) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for Dollar-denominated syndicated credit facilities at such time in the United States and (b) the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined pursuant to clause (1) or (2) above would be less than zero, the Benchmark Replacement will be deemed to be zero for the purposes of this Credit Agreement and the other Credit Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement for any applicable Interest Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date and/or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement and/or any Term Benchmark Loan, any technical, administrative or operational changes (including changes to the definition of “Base Rate,” the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Credit Agreement and the other Credit Documents).

“Benchmark Replacement Date” means, with respect to any Benchmark, the earlier to occur of the following events with respect to such then-current Benchmark:

(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(2) in the case of clause (3) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be no longer representative; provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (1) or (2) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means, with respect to any Benchmark, the occurrence of one or more of the following events with respect to such then-current Benchmark:

(1) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(2) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the NYFRB, the CME Term SOFR Administrator, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), in each case, which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means, with respect to any Benchmark, the period (if any) (x) beginning at the time that a Benchmark Replacement Date pursuant to clauses (1) or (2) of that definition has occurred if, at such time, no Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any Credit Document in accordance with Section 3.03 and (y) ending at the time that a Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any Credit Document in accordance with Section 3.03.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 CFR § 1010.230.

“BHC Affiliate” means as provided in Section 9.25(b).

“Borrower” means as provided in the recitals hereto.

“Borrower Materials” means as provided in Section 6.01.

“Borrowing” means a borrowing consisting of simultaneous Loans of the same Type and, in the case of Term Benchmark Loans, having the same Interest Period.

“Borrowing Request” means a request by the Borrower for a Borrowing in accordance with Section 2.02, which shall be substantially in the form of Exhibit 2.02 or any other form approved by the Administrative Agent.

“Business Day” means any day (other than a Saturday or a Sunday) on which banks are open for business in New York City or Chicago; provided that for purposes of any election made with respect to a Term Benchmark Borrowing pursuant to an Interest Election Request, the effective date of such election shall also be a U.S. Government Securities Business Day. Unless specifically referenced in this Credit Agreement as a Business Day, all references to “days” shall be to calendar days.

“Capital Lease” means a lease that would be capitalized on a balance sheet of the lessee prepared in accordance with GAAP, subject to Section 1.03 below.

“Capital Raising Transaction” means any transaction or series of transactions whereby any Capital Stock, equity securities, equity-linked securities, hybrid equity securities, debt securities (including debt securities convertible into equity) or other Indebtedness for borrowed money is issued or guaranteed by Parent, the Borrower or any Subsidiary, except for (a) on or prior to the Merger Closing Date, drawings under the revolving facility provided under the Company JPM Facility, (b) on or after the Merger Closing Date, any proceeds of, or drawings under, the Combined Facility, (c) any exchange offer pursuant to which any outstanding registered debt securities of Parent, the Borrower or any Subsidiary are exchanged for newly issued debt securities of Parent, the Borrower or any Subsidiary, (d) any intercompany Indebtedness among Parent and its Subsidiaries, (e) ordinary course deferred purchase price obligations, (f) ordinary course Capital Leases, letters of credit and purchase money and equipment financings and (g) ordinary course assumption of Indebtedness in connection with acquisitions in the ordinary course of business.

“Capital Stock” means (a) in the case of a corporation, capital stock, (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (c) in the case of a partnership, partnership interests (whether general or limited), (d) in the case of a limited liability company, membership interests and (e) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means (a) securities issued or directly and fully guaranteed or insured by (i) the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than twelve (12) months from the date of acquisition, (b) time deposits and certificates of deposit of (i) any Lender or (ii) any domestic commercial bank of recognized standing having capital and surplus in excess of $500,000,000 (each an “Approved Bank”), in each case with maturities of not more than 270 days from the date of acquisition, (c) commercial paper and variable or fixed rate notes issued by any Approved Bank (or by the parent company thereof) and maturing within six (6) months of the date of acquisition, (d) repurchase agreements entered into by any Person with a bank or trust company (including any of the Lenders) or recognized securities dealer having capital and surplus in excess of $500,000,000 for direct obligations issued by or fully guaranteed by the United States in which such Person shall have a perfected first priority security interest (subject to no other Liens) and having, on the date of purchase thereof, a fair market value of at least 100% of the amount of the repurchase obligations and (e) Investments (classified in accordance with GAAP as current assets) in money market investment programs registered under the Investment Company Act of 1940, as amended, that are administered by reputable financial institutions having capital of at least $500,000,000 and the portfolios of which are limited to Investments of the character described in the foregoing subclauses hereof.

“CERCLA” means as provided in Section 5.06.

“CERCLIS” means as provided in Section 5.06.

“Change in Law” means, with respect to any Lender, any change effective after the Effective Date in Law (including without limitation, Regulation D of the Federal Reserve Board) or the adoption or making after such date of any interpretation, directive or request applying to a class of banks, including such Lender, of or under any Law (whether or not having the force of law and whether or not failure to comply therewith would be unlawful) by any Governmental Authority or monetary authority charged with the interpretation or administration thereof or compliance by any Lender with any request or directive regarding capital adequacy or liquidity. Notwithstanding anything herein to the contrary, (a) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (b) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted, implemented or issued.

“Change of Control” means the occurrence of any of the following events: (a) any Person or two (2) or more Persons acting in concert shall have acquired beneficial ownership, directly or indirectly, of, or shall have acquired by contract or otherwise, voting stock of the Parent (or other securities convertible into such voting stock) representing 50% or more of the combined voting power of all voting stock of the Parent, (b) during any period of up to twelve (12) consecutive months, individuals who at the beginning of such twelve (12) month period were directors of the Parent (together with any new director whose election by the Parent’s Board of Directors or whose nomination for election by the Parent’s shareholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors of the Parent then in office, (c) the Parent shall cease to be the general partner of the Borrower or shall cease to have the sole and exclusive power to exercise all management and control over the Borrower and (d) following the consummation of the Merger and prior to the HR Contribution, (x) the Parent shall cease to own and control directly less than 100% of the outstanding Capital Stock of HR or (y) the Parent shall cease to have the sole and exclusive power to exercise all management and control over HR and its Subsidiaries. As used herein, “beneficial ownership” shall have the meaning provided in Rule 13d-3 of the SEC under the Securities Exchange Act of 1934. For the avoidance of doubt, the consummation of the Merger shall not constitute a Change of Control.

“CME Term SOFR Administrator” means CME Group Benchmark Administration Limited as administrator of the forward-looking term Secured Overnight Financing Rate (SOFR) (or a successor administrator).

“Combined Facility” means a credit facility (consisting of a revolving facility and one or more term loan tranches) of the Borrower in an aggregate principal amount not to exceed $3,000,000,000 to be initially funded on the Merger Closing Date, the proceeds of which shall be used to, among other things, refinance the Existing Company Facilities and the Existing HR Facilities.

“Commitment” means, with respect to each Lender, the amount set forth on Schedule 2.01 opposite such Lender’s name, or in the Assignment and Assumption or other documentation or record (as such term is defined in Section 9-102(a)(70) of the New York Uniform Commercial Code) as provided in Section 9.07(b)(iv), pursuant to which such Lender shall have assumed its Commitment, as applicable, and giving effect to (a) any reduction in such amount from time to time pursuant to Section 2.06 or 2.07 and (b) any reduction or increase in such amount from time to time pursuant to assignments by or to such Lender pursuant to Section 9.07.

“Commitment Letter” means that certain Commitment Letter dated May 2, 2022 by and among JPMorgan Chase Bank, N.A., Parent and the Borrower.

“Commitment Termination Date” means the date that is the first to occur of (a) September 2, 2022, (b) the closing of the Merger without a funding of the Loans and (c) the termination of the Merger Agreement in accordance with its terms.

“Communications” means as provided in in Section 8.03(c).

“Company JPM Facility” means that certain Third Amended and Restated Revolving Credit and Term Loan Agreement dated as of October 6, 2021, by and among the Borrower, Parent, the lenders party thereto and JPMorgan Chase Bank, N.A. as administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Company WF Facility” means that certain Credit Agreement dated as of July 20, 2012, by and among the Borrower, Parent, the lenders party thereto and Wells Fargo Bank, National Association as administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Compliance Certificate” means as provided in Section 6.01(c).

“Confidential Information” means as provided in Section 9.08.

“Consolidated EBITDA” means, for any period for the Consolidated Group, the sum of (a) net income attributable to common stockholders (or its equivalent) plus (b) to the extent deducted in determining net income attributable to common stockholders (or its equivalent), (i) Consolidated Interest Expense, (ii) the amount of income taxes (or minus the amount of tax benefits) and (iii) depreciation and amortization adjusted to exclude the effect (if any) of (c) extraordinary or nonrecurring items, including without limitation: gains and losses from the sale of operating properties; non-cash impairment charges; gains and losses on early extinguishment of Indebtedness; severance and other restructuring charges; and transaction costs of acquisitions not permitted to be capitalized pursuant to GAAP, in each case on a consolidated basis determined in accordance with GAAP. Except as otherwise expressly provided, the applicable period shall be for the four (4) consecutive fiscal quarters ending as of the date of determination.

“Consolidated Fixed Charge Coverage Ratio” means the ratio of Consolidated EBITDA to Consolidated Fixed Charges.

“Consolidated Fixed Charges” means, for any period for the Consolidated Group, the sum of (a) Consolidated Interest Expense plus (b) current scheduled principal payments of Funded Debt (including, for purposes hereof, current scheduled reductions in commitments, but excluding any “balloon” payment or final payment at maturity that is significantly larger than the scheduled payments that preceded it) for the period of four (4) consecutive fiscal quarters beginning the day after the date of determination plus (c) dividends and distributions on preferred stock, if any, and redemptions and repurchases thereof, in each case on a consolidated basis determined in accordance with GAAP. Except as otherwise expressly provided, the applicable period shall be for the four (4) consecutive fiscal quarters ending as of the date of determination.

“Consolidated Group” means the Parent and its Consolidated Subsidiaries, as determined in accordance with GAAP.

“Consolidated Interest Expense” means, for any period for the Consolidated Group, all interest expense and letter of credit fee expense, on a consolidated basis in accordance with GAAP, but including, in any event, the interest component under Capital Leases and the implied interest component under Securitization Transactions, but excluding the non-cash portion of interest expense attributable to Indebtedness convertible by its express terms into Capital Stock. Except as otherwise expressly provided, the applicable period shall be for the four (4) consecutive fiscal quarters ending as of the date of determination.

“Consolidated Leverage Ratio” means the ratio of Consolidated Total Debt to Consolidated Total Capital.

“Consolidated Secured Debt” means the aggregate principal amount of all Indebtedness of the Consolidated Group secured by a Lien on any property owned or leased by them.

“Consolidated Secured Leverage Ratio” means the ratio of Consolidated Secured Debt to Consolidated Total Capital.

“Consolidated Subsidiary” means at any date any Subsidiary or other entity the accounts of which would be consolidated with those of the Parent in its consolidated financial statements if such statements were prepared as of such date. For purposes of this Credit Agreement, Specified Affiliates of the Parent shall be classified as Consolidated Subsidiaries.

“Consolidated Tangible Net Worth” means, for the Consolidated Group, (a) the sum of (i) stockholders’ equity on a consolidated basis plus (ii) accumulated depreciation determined in accordance with GAAP, but with no upward adjustments due to any revaluation of assets, minus (b) all Intangible Assets (excluding intangible assets in accordance with FASB ASC 805); provided, however, that to the extent that the aggregate amount of Consolidated Tangible Net Worth attributable to the following would exceed 35.0% of Consolidated Tangible Net Worth, such excess shall be excluded: (A) unconsolidated joint ventures or other non-Subsidiary enterprises in the same or closely related lines of business; (B) Capital Stock of Persons other than consolidated Subsidiaries and Investments described in the immediately preceding clause (A), (C) unimproved real estate; (D) construction projects and (E) Mortgage Receivables.

“Consolidated Total Capital” means the sum of (a) Consolidated Tangible Net Worth plus (b) Consolidated Total Debt.

“Consolidated Total Debt” means all Indebtedness of the Consolidated Group determined on a consolidated basis.

“Consolidated Unencumbered EBITDA” means the portion of Consolidated EBITDA that is generated by Consolidated Unencumbered Realty.

“Consolidated Unencumbered Interest Expense” means the portion of Consolidated Interest Expense that is not attributable to Consolidated Secured Debt.

“Consolidated Unencumbered Leverage Ratio” means the ratio of Consolidated Unsecured Debt to Consolidated Unencumbered Realty.

“Consolidated Unencumbered Realty” means, for the Consolidated Group, the book value of all realty (prior to deduction for accumulated depreciation) minus the book value of real property (prior to deduction for accumulated depreciation) which is subject to mortgage Liens described in clause (c) of Section 6.07 or mortgage Liens arising out of the refinancing, extension, renewal or refunding of any Indebtedness permitted hereunder secured by a mortgage Lien initially permitted under clause (c) of Section 6.07. To the extent that the aggregate amount of Consolidated Unencumbered Realty attributable to the following would exceed 20.0% of Consolidated Unencumbered Realty, such excess shall be excluded: (a) construction projects; (b) unimproved real estate; (c) realty owned or leased by a Subsidiary that is not a Wholly Owned Subsidiary (other than realty owned or leased by a Subsidiary that is not a Wholly Owned Subsidiary but for which the Parent exclusively controls, directly or indirectly, the sale and financing of such realty); and (d) realty not located in the United States of America.

“Consolidated Unsecured Coverage Ratio” means the ratio of Consolidated Unencumbered EBITDA to Consolidated Unencumbered Interest Expense.

“Consolidated Unsecured Debt” means the portion of Consolidated Total Debt that is not Consolidated Secured Debt.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.

“Covered Entity” means as provided in Section 9.25(b).

“Covered Party” means as provided in Section 9.25(a).

“Credit Agreement” means as provided in the introductory paragraph hereof.

“Credit Documents” means this Credit Agreement, the Notes, the Guaranties, if any, each Fee Letter and the Compliance Certificates.

“Credit Parties” means, collectively, the Borrower and the Guarantors, if any.

“Credit Percentage” means, at any time, as to each Lender, a fraction (expressed as a percentage carried to the ninth decimal place), the numerator of which is such Lender’s Commitment and the denominator of which is the Aggregate Commitment. The initial Credit Percentages are set forth on Schedule 2.01.

“Daily Simple SOFR” means, for any day (a “SOFR Rate Day”), a rate per annum equal SOFR for the day (such day “SOFR Determination Date”) that is five (5) U.S. Government Securities Business Day prior to (i) if such SOFR Rate Day is a U.S. Government Securities Business Day, such SOFR Rate Day or (ii) if such SOFR Rate Day is not a U.S. Government Securities Business Day, the U.S. Government Securities Business Day immediately preceding such SOFR Rate Day, in each case, as such SOFR is published by the SOFR Administrator on the SOFR Administrator’s Website. Any change in Daily Simple SOFR due to a change in SOFR shall be effective from and including the effective date of such change in SOFR without notice to the Borrower.

“Debt Rating” means the rating by a Ratings Service for the Borrower’s senior unsecured (non-credit enhanced) long-term debt.

“Debtor Relief Laws” means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Default” means any event, act or condition that, with notice, the passage of time, or both, would constitute an Event of Default.

“Default Rate” means (a) with respect to any principal of any Loan, the rate otherwise applicable plus an additional two percent (2.0%) per annum and (b) with respect to any other Obligation, a rate per annum equal to the Base Rate as in effect from time to time plus the Applicable Percentage for Base Rate Loans plus two percent (2.0%).

“Default Right” means as provided in Section 9.25(b).

“Defaulting Lender” means, subject to Section 2.14(f), any Lender that (a) has failed to (i) fund all or any portion of its Loans within 2 Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Administrative Agent and the Borrower in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Administrative Agent or any Lender any other amount required to be paid by it hereunder within 2 Business Days of the date when due, (b) has notified the Borrower or the Administrative Agent in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within 3 Business Days after written request by the Administrative Agent or the Borrower, to confirm in writing to the Administrative Agent and the Borrower that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and the Borrower), or (d) has,

or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity or (iii) become the subject of a Bail-In Action; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States of America or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.14(f)) upon delivery of written notice of such determination to the Borrower and each Lender.

“Documentation Agents” means Wells Fargo Bank, National Association, PNC Bank, National Association, U.S. Bank National Association and Capital One, National Association.

“Dollar” or “$” means the lawful currency of the United States.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Electronic Signature” means an electronic sound, symbol, or process attached to, or associated with, a contract or other record and adopted by a Person with the intent to sign, authenticate or accept such contract or record.

“Eligible Assignee” means any Person that meets the requirements to be an assignee under Section 9.07(b)(iii), (v), (vi) and (vii) (subject to such consents, if any, as may be required under Section 9.07(b)(iii)).

“Environmental Laws” means any and all federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including those related to hazardous substances or wastes, air emissions and discharges to waste or public systems.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of Parent, the Borrower or any Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Substance, (c) exposure to any Hazardous Substance, (d) the release or threatened release of any Hazardous Substance into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with the Borrower within the meaning of Section 414(b) or (c) of the Internal Revenue Code (and Sections 414(m) and (o) of the Internal Revenue Code for purposes of provisions relating to Section 412 of the Internal Revenue Code).

“ERISA Event” means (a) a Reportable Event with respect to a Pension Plan; (b) a withdrawal by the Borrower or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by the Borrower or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization; (d) the filing of a notice of intent to terminate, the treatment of a Plan amendment as a termination under Sections 4041 or 4041A of ERISA, or the commencement of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan; (e) an event or condition that could reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or Multiemployer Plan; or (f) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon the Borrower or any ERISA Affiliate.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

“Event of Acceleration” means any of the events or conditions set forth in Sections 7.01(g), (h) or (i) with respect to the Parent or the Borrower.

“Event of Default” means as provided in Section 7.01.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable Lending Office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a Law in effect on the date on which (i) such Lender acquires such interest in such Loan or Commitment (other than pursuant to an assignment request by the Borrower under Section 3.06) or (ii) such Lender changes its Lending Office, except in each case to the extent that, pursuant to Section 3.01, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its Lending Office, (c) Taxes attributable to such Recipient’s failure to comply with Section 3.01(g) and (d) any U.S. federal withholding Taxes imposed under FATCA.

“Existing Company Facilities” means the Company JPM Facility and the Company WF Facility.

“Existing HR Credit Agreement” means that certain Amended and Restated Credit Agreement dated as of May 31, 2019 by and among HR, Wells Fargo Bank, National Association, as administrative agent, and the other parties thereto (as amended).

“Existing HR Facilities” means the Existing HR Credit Agreement and the Existing HR Term Loan Agreement.

“Existing HR Term Loan Agreement” means that certain Amended and Restated Term Loan Agreement dated as of May 31, 2019, by and among HR, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Extension Request” means as provided in Section 2.15.

“Facility” means, collectively, the Commitments and the Loans.

“FATCA” means Sections 1471 through 1474 of the Internal Revenue Code, as of the date of this Credit Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Internal Revenue Code.

“Federal Funds Effective Rate” means, for any day, the rate calculated by the NYFRB based on such day’s federal funds transactions by depositary institutions, as determined in such manner as shall be set forth on the NYFRB’s Website from time to time, and published on the next succeeding Business Day by the NYFRB as the effective Federal Funds Effective Rate; provided that if the Federal Funds Effective Rate as so determined would be less than zero, such rate shall be deemed to be zero for the purposes of this Credit Agreement.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Fee Letter” means, collectively and individually, (i) the Facility Fee Letter dated as of May 2, 2022, by and among Parent, the Borrower and JPMorgan Chase Bank, N.A., (ii) the Arranger Fee Letter dated as of May 2, 2022, by and among Parent, the Borrower and JPMorgan Chase Bank, N.A. and (iii) the Arranger Fee Letter dated as of May 9, 2022, by and among Parent, the Borrower and The Bank of Nova Scotia.

“Final Maturity Date” means the second anniversary of the Funding Date (or, if such day is not a Business Day, the next succeeding Business Day).

“Foreign Lender” means (a) if the Borrower is a U.S. Person, a Lender that is not a U.S. Person, and (b) if the Borrower is not a U.S. Person, a Lender that is resident or organized under the laws of a jurisdiction other than that in which the Borrower is resident for tax purposes. For purposes of this definition, the United States, each state thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities.

“Funded Debt” means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP:

(a) all obligations for borrowed money, whether current or long-term (including the Obligations hereunder), and all obligations evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b) all purchase money indebtedness (including indebtedness and obligations in respect of conditional sales and title retention arrangements, except for customary conditional sales and title retention arrangements with suppliers that are entered into in the ordinary course of business) and all indebtedness and obligations in respect of the deferred purchase price of property or services (other than trade accounts payable incurred the ordinary course of business and payable on customary trade terms);

(c) all direct obligations under letters of credit (including standby and commercial), bankers’ acceptances and similar instruments (including bank guaranties, surety bonds, comfort letters, keep-well agreements and capital maintenance agreements) to the extent such instruments or agreements support financial, rather than performance, obligations;

(d) the Attributable Principal Amount of Capital Leases and Synthetic Leases;

(e) the Attributable Principal Amount of Securitization Transactions;

(f) all preferred stock and comparable equity interests providing for mandatory redemption, sinking fund or other like payments;

(g) Support Obligations in respect of Funded Debt of another Person; and

(h) Funded Debt of any partnership or joint venture or other similar entity in which such Person is a general partner or joint venturer, and, as such, has personal liability for such obligations, but only to the extent there is recourse to such Person for payment thereof.

For purposes hereof, the amount of Funded Debt shall be determined based on the outstanding principal amount in the case of borrowed money indebtedness under clause (a) and purchase money indebtedness and the deferred purchase obligations under clause (b), based on the maximum amount available to be drawn in the case of letter of credit obligations and the other obligations under clause (c), and based on the amount of Funded Debt that is the subject of the Support Obligations in the case of Support Obligations under clause (g).

“Funding Conditions” means as provided in Section 4.02.

“Funding Date” means the Business Day, on or after the Effective Date, on which the conditions specified in Section 4.02 are satisfied or expressly waived in accordance with Section 9.01.

“GAAP” means generally accepted accounting principles in effect in the United States applied on a consistent basis as set forth in (a) the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants, (b) statements and pronouncements of the Financial Accounting Standards Board and (c) interpretations of the SEC (including published staff interpretations), in each case subject to the provisions of Section 1.03. Accounting principles are applied on a “consistent basis” when the accounting principles applied in a current period are comparable in all material respects to those accounting principles applied in a preceding period, except to the extent that new accounting standards have been adopted by such organizations applicable as of the current period.

“Governmental Authority” means any national, state or local government (whether domestic or foreign), any political subdivision thereof or any other governmental, quasi-governmental, judicial, public or statutory instrumentality, authority, body, agency, bureau or entity (including, without limitation, the Federal Deposit Insurance Corporation, the Comptroller of the Currency or the Federal Reserve Board, any central bank or any comparable authority) or any arbitrator with authority to bind a party at law.

“Guarantor” means any party that may give a guaranty of the loans and obligations hereunder in substantially the form of Exhibit 6.20 or other form reasonably satisfactory to the Administrative Agent and the Required Lenders, in each case as amended, supplemented or otherwise modified from time to time.

“Guaranties” means, collectively, the guaranty agreement executed by HR, if required by Section 6.20 (the “HR Guaranty”) and those other guaranty agreements, if any, given in respect of the loans and obligations owing under this Credit Agreement, as amended, supplemented or otherwise modified from time to time.

“Hazardous Substance” means any toxic or hazardous substance, including petroleum and its derivatives regulated under the Environmental Laws.

“HR” means as provided in the recitals hereto.

“HR Contribution” means the contribution by the Parent of 100% of the Capital Stock of HR to the Borrower following the consummation of the Merger and on terms and in substance agreeable to the Administrative Agent.

“HR Conversion” means the conversion of HR to a limited liability company and any changes to the Organization Documents of Parent or any of its Subsidiaries necessary to accomplish the HR Contribution.

“HR Entity” means any member of the HR Group.

“HR Guaranty” means as provided in the definition of “Guaranties”.

“HR Group” means HR and its Subsidiaries.

“HR Material Adverse Effect” means as provided in the Merger Agreement, as in effect on February 28, 2022.

“HR Merger Agreement Representations” means such of the representations made by the HR Group in the Merger Agreement that are material to the interests of the Lenders, but only to the extent that Parent, the Borrower or Merger Sub has the right (x) to terminate Parent’s, the Borrower’s or Merger Sub’s obligations, as applicable, under the Merger Agreement as a result of a breach of such representations in the Merger Agreement by the HR Group or (y) to decline to (or have no obligation to) consummate the Merger as a result of such breach of such representations in the Merger Agreement by the HR Group.

“Indebtedness” means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP:

(a) all Funded Debt;

(b) all contingent obligations under letters of credit (including standby and commercial), bankers’ acceptances and similar instruments (including bank guaranties, surety bonds, comfort letters, keep-well agreements and capital maintenance agreements) to the extent such instruments or agreements support financial, rather than performance, obligations;

(c) net obligations under any Swap Contract;

(d) Support Obligations in respect of Indebtedness of another Person; and

(e) Indebtedness of any partnership or joint venture or other similar entity in which such Person is a general partner or joint venturer, and, as such, has personal liability for such obligations, but only to the extent there is recourse to such Person for payment thereof.

For purposes hereof, the amount of Indebtedness shall be determined based on Swap Termination Value in the case of net obligations under Swap Contracts under clause (c) and based on the outstanding principal amount of the Indebtedness that is the subject of the Support Obligations in the case of Support Obligations under clause (d).

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Credit Party under any Credit Document and (b) to the extent not otherwise described in the immediately preceding clause (a), Other Taxes.

“Indemnitees” means as provided in Section 9.04(c).

“Individual Subsidiary Test” means as provided in the definition of “Material Subsidiaries” in this Section 1.01.

“Initial Maturity Date” means the first anniversary of the Funding Date (or, if such day is not a Business Day, the next succeeding Business Day).

“Intangible Assets” means all assets consisting of goodwill, patents, trade names, trademarks, copyrights, franchises, experimental expense, organization expense, unamortized debt discount and expense, deferred assets (other than prepaid insurance and prepaid taxes), the excess of cost of shares acquired over book value of related assets and such other assets as are properly classified as “intangible assets” in accordance with GAAP, but excluding, for purposes hereof, leasehold intangible assets and fair value adjustments of debt assumed recorded by a Person in connection with such Person’s acquisition of real estate operations in accordance with FASB ASC 805.

“Interest Election Request” means a request by the Borrower to convert or continue a Borrowing in accordance with Section 2.04, which shall be substantially in the form of Exhibit 2.04 or any other form approved by the Administrative Agent.

“Interest Payment Date” means (a) with respect to any Base Rate Loan, the last day of each March, June, September and December and the Maturity Date and (b) with respect to any Term Benchmark Loan, the last day of each Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Term Benchmark Borrowing with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period, and the Maturity Date.

“Interest Period” means with respect to any Term Benchmark Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, three or six months thereafter (in each case, subject to the availability for the Benchmark applicable to the relevant Loan or Commitment), as the Borrower may elect; provided, that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (ii) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period and (iii) no tenor that has been removed from this definition pursuant to Section 3.03(e) shall be available for any Borrowing. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made.

“Internal Revenue Code” means the Internal Revenue Code of 1986.

“Investment” means, as to any Person, any direct or indirect acquisition or investment by such Person, whether by means of (a) the purchase or other acquisition of Capital Stock of another Person, (b) a loan, advance or capital contribution to, guaranty or assumption of debt of, or purchase or other acquisition of any other debt or equity participation or interest in, another Person, including any partnership or joint venture interest in such other Person, or (c) the purchase or other acquisition (in one transaction or a series of transactions) of assets of another Person that constitute a business unit. For purposes of covenant compliance, the amount of any Investment shall be the amount actually invested, without adjustment for subsequent increases or decreases in the value of such Investment.

“IRS” means the United States Internal Revenue Service.

“Laws” means, collectively, all international, foreign, federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

“Lead Arranger” means JPMorgan Chase Bank, N.A., in its capacity as sole bookrunner and joint lead arranger.

“Lender” means each of the Persons identified as a “Lender” on Schedule 2.01 hereto and each Person who joins as a Lender pursuant to the terms hereof, together with their respective successors and assigns.

“Lender-Related Person” means as provided in Section 9.04(b).

“Lending Office” means, as to any Lender, the office or offices of such Lender set forth in such Lender’s Administrative Questionnaire or such other office or offices as a Lender may from time to time notify the Borrower and the Administrative Agent.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, and any Capital Lease having substantially the same economic effect as any of the foregoing).

“Loan” means as provided in Section 2.01.

“Loan Notice” means a Borrowing Request or an Interest Election Request.

“Master Agreement” means as provided in the definition of “Swap Contract”.

“Material Acquisition” means any Acquisition (whether by direct purchase, merger or otherwise and whether in one or more related transactions) by the Borrower or any Subsidiary in which the purchase price of the assets acquired exceeds an amount equal to 10.0% of consolidated total assets as of the last day of the most recently ended fiscal quarter prior to the consummation of such Acquisition of the Parent for which financial statements are publicly available (excluding, for the avoidance of doubt, the Merger and the HR Contribution).

“Material Adverse Effect” means a material adverse effect on (i) the financial condition, operations, business, assets or liabilities of the Consolidated Group, taken as a whole, (ii) the ability of the Parent, the Borrower or any other Credit Party to perform any material obligation under the Credit Documents, or (iii) the rights and remedies of the Administrative Agent and the Lenders under the Credit Documents.

“Material Asset Sale” means any Asset Sale (or series of related Asset Sales) yielding Net Cash Proceeds of $5,000,000 or more in the aggregate.

“Material Subsidiary” means any Subsidiary of the Parent or the Borrower with net assets or revenues in excess of 1.5% of the Parent’s consolidated net assets or revenues for the most recently ended quarterly period for which financial statements are available (the “Individual Subsidiary Test”); provided, however, that the aggregate net assets and revenues of the Material Subsidiaries shall equal at least 90% of the Parent’s consolidated net assets and revenues for the most recently ended quarterly period for which financial statements are available. In the event that the aggregate net assets and revenues of Subsidiaries meeting the Individual Subsidiary Test do not equal 90% of the Parent’s consolidated net assets and revenues, then the Subsidiaries that do not meet the Individual Subsidiary Test (starting with the largest Subsidiary based on net assets and revenue and working down in each case to the next largest Subsidiary based on net assets and revenue) that are necessary to make the aggregate net assets and revenues of the Material Subsidiaries equal at least 90% of the net assets and revenues of the Parent for the most recently ended quarterly period for which financial statements are available, shall be included in the definition of Material Subsidiaries.

“Maturity Date” means the Initial Maturity Date; provided that if the Borrower has made an Extension Request in accordance with Section 2.15, “Maturity Date” means the Final Maturity Date.

“Maximum Rate” means as provided in Section 9.10.

“Merger” means as provided in the recitals hereto.

“Merger Agreement” means as provided in the recitals hereto.

“Merger Closing Date” means the date on which the Merger is consummated.

“Merger Sub” means as provided in the recitals hereto.

“Mortgage Receivable” means a promissory note secured by a mortgage, deed of trust, deed to secure debt or similar security instrument made by a Person owning an interest in real estate granting a Lien on such interest in real estate as security for the payment of Indebtedness of which the Parent, the Borrower or a Subsidiary is the holder and retains the rights of collection of all payments thereunder.

“Multiemployer Plan” means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which the Borrower or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five (5) plan years, has made or been obligated to make contributions.

“Net Cash Proceeds” means (a) with respect to any Asset Sale, the aggregate amount of all cash (which term, for the purpose of this definition, shall include Cash Equivalents) proceeds (including any cash proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment or otherwise, but only as and when received) actually received in respect of such Asset Sale, including property insurance or condemnation proceeds paid on account of any loss of property or assets, net of (i) all reasonable attorneys’ fees, accountants’ fees, brokerage, consultant and other customary fees and commissions, title and recording tax expenses and other reasonable fees and expenses incurred in connection therewith, (ii) all Taxes paid or reasonably estimated to be payable as a result thereof, (iii) all payments made, and all installment payments required to be made, with respect to any obligation (A) that is secured by any assets subject to such Asset Sale, in accordance with the terms of any operative document or instrument with respect to a lien upon such assets, or (B) that must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable Law, be repaid (including pursuant to any mandatory prepayment or redemption requirement) out of the proceeds from such Asset Sale, (iv) all distributions and other payments required to be made to minority interest holders in subsidiaries or joint ventures as a result of such Asset Sale, or to any other Person (other than Parent, the Borrower or any Subsidiary) owning a beneficial interest in the assets disposed of in such Asset Sale, and (v) the amount of any reserves established by Parent, the Borrower or any Subsidiary in accordance with GAAP to fund purchase price or similar adjustments, indemnities or liabilities, contingent or otherwise, reasonably estimated to be payable in connection with such Asset Sale (provided that to the extent and at the time any such amounts are released from such reserve, such amounts shall constitute Net Cash Proceeds); (b) with respect to the issuance of any Capital Stock, equity securities, equity-linked securities or hybrid equity securities, the aggregate amount of all cash proceeds actually received in respect of such issuance, net of reasonable fees, expenses, costs, underwriting discounts and commissions incurred in connection therewith and net of Taxes paid or reasonably estimated by Parent or the Borrower to be payable as a result thereof; and (c) with respect to the issuance of debt securities (including debt securities convertible into Capital Stock or other equity securities) or incurrence of other Indebtedness for borrowed money, the aggregate amount of all cash proceeds actually received in respect of such issuance or incurrence, net of the sum of (i) payments made to retire any Indebtedness for borrowed money that is required to be repaid in connection with such issuance or incurrence (other than the Loans) and (ii) reasonable fees, expenses, costs, underwriting discounts and commissions incurred in connection therewith and net of Taxes paid or reasonably estimated by Parent or the Borrower to be payable as a result thereof.

“Note” means the promissory notes substantially in the form of Exhibit 2.13, if any, given to each Lender with a Loan to evidence the Loans of such Lender, as amended, restated, modified, supplemented, extended, renewed or replaced.

“NYFRB” means the Federal Reserve Bank of New York.

“NYFRB Rate” means, for any day, the greater of (a) the Federal Funds Effective Rate in effect on such day and (b) the Overnight Bank Funding Rate in effect on such day (or for any day that is not a Business Day, for the immediately preceding Business Day); provided that if none of such rates are published for any day that is a Business Day, the term “NYFRB Rate” means the rate for a federal funds transaction quoted at 11:00 a.m. on such day received by the Administrative Agent from a federal funds broker of recognized standing selected by it; provided, further, that if any of the aforesaid rates as so determined be less than zero, such rate shall be deemed to be zero for purposes of this Credit Agreement.

“NYFRB’s Website” means the website of the NYFRB at http://www.newyorkfed.org, or any successor source.

“Obligations” means, without duplication, (i) the aggregate principal balance of, and all accrued and unpaid interest on, all Loans and (ii) all other advances to, and debts, liabilities, obligations, covenants and duties of, any Credit Party arising under any Credit Document or otherwise with respect to any Loan, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising including, without limitation, fee and indemnification obligations and including interest and fees that accrue after the commencement by or against any Credit Party or any Affiliate thereof of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding. For the avoidance of doubt, “Obligations” shall not include any obligations under any Swap Contract.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Organization Documents” means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Credit Document, or sold or assigned an interest in any Loan or Credit Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Credit Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 3.06(b)).

“Overnight Bank Funding Rate” means, for any day, the rate comprised of both overnight federal funds and overnight eurodollar transactions denominated in Dollars by U.S.-managed banking offices of depository institutions, as such composite rate shall be determined by the NYFRB as set forth on the NYFRB’s Website from time to time, and published on the next succeeding Business Day by the NYFRB as an overnight bank funding rate.

“Participant” means as provided in Section 9.07(d).

“Patriot Act” means the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)).

“Payment” means as provided in Section 8.06(c)(i).

“Payment Notice” means as provided in Section 8.06(c)(ii).

“PBGC” means the Pension Benefit Guaranty Corporation.

“PCB” means as provided in Section 5.06(b).

“Pension Plan” means any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan, that is subject to Title IV of ERISA and is sponsored or maintained by the Borrower or any ERISA Affiliate or to which the Borrower or any ERISA Affiliate contributes or has an obligation to contribute, or in the case of a multiple employer or other plan described in Section 4064(a) of ERISA, has made contributions at any time during the immediately preceding five (5) plan years.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or unincorporated organization, or a government or any agency or political subdivision thereof.

“Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) established by the Borrower or, with respect to any such plan that is subject to Section 412 of the Internal Revenue Code or Title IV of ERISA, any ERISA Affiliate.

“Prime Rate” means the rate of interest last quoted by The Wall Street Journal as the “Prime Rate” in the U.S. or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as determined by the Administrative Agent) or any similar release by the Federal Reserve Board (as determined by the Administrative Agent). Each change in the Prime Rate shall be effective from and including the date such change is publicly announced or quoted as being effective.

“Proceeding” means any claim, litigation, investigation, action, suit, arbitration or administrative, judicial or regulatory action or proceeding in any jurisdiction.

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Public Lender” means as provided in Section 6.01.

“QFC” means as provided in Section 9.25(b).

“QFC Credit Support” means as provided in Section 9.25(a).

“Qualifying Loan Facility” means a credit facility entered into by Parent, the Borrower or any of Subsidiary for the purpose of financing any portion of the Transactions that is subject to conditions precedent to funding that are no less favorable to Parent, the Borrower or such Subsidiary than the Funding Conditions, as determined by Parent or the Borrower in its reasonable discretion. Notwithstanding the foregoing, the Combined Facility shall constitute a Qualifying Loan Facility but only to the extent that the aggregate amount of commitments and loans thereunder (without duplication) exceed $3,000,000,000.

“Ratings Service” means any nationally recognized rating agency reasonably acceptable to the Administrative Agent.

“Recipient” means (a) the Administrative Agent and (b) any Lender, as applicable.

“Reference Time” with respect to any setting of the then-current Benchmark means (1) if such Benchmark is the Term SOFR Rate, 5:00 a.m. (Chicago time) on the day that is two Business Days preceding the date of such setting or (2) if such Benchmark is not the Term SOFR Rate, the time determined by the Administrative Agent in its reasonable discretion.

“Register” means as provided in Section 9.07(c).

“Regulation T” means Regulation T of the Federal Reserve Board, as in effect from time to time.

“Regulation U” means Regulation U of the Federal Reserve Board, as in effect from time to time.

“Regulation X” means Regulation X of the Federal Reserve Board, as in effect from time to time.

“REIT” means a real estate investment trust as defined in Sections 856-860 of the Internal Revenue Code.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees, advisors and attorneys-in-fact of such Person and of such Person’s Affiliates.

“Release” means as provided in Section 5.06(a).

“Relevant Governmental Body” means, the Federal Reserve Board and/or the NYFRB, the CME Term SOFR Administrator, as applicable, or a committee officially endorsed or convened by the Federal Reserve Board and/or the NYFRB or, in each case, any successor thereto.

“Reportable Event” means any of the events set forth in Section 4043(c) of ERISA, other than events for which the thirty-day notice period has been waived.

“Required Lenders” means, as of any date of determination, Lenders having more than 50% of the aggregate Commitments plus outstanding principal amount of the Loans; provided that (i) the Commitment of, and the Loan held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders and (ii) at all times when two or more Lenders (excluding Defaulting Lenders) are party to this Credit Agreement, the term “Required Lenders” shall in no event mean less than two Lenders that are not Affiliates of one another.

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Responsible Officer” means, for purposes of certifying or confirming matters related to Organization Documents, incumbency and like matters, the secretary or assistant secretary, and for other purposes, the chief executive officer, president, chief financial officer, treasurer, assistant treasurer or other executive officer or senior vice president of a Credit Party. Any document delivered hereunder that is signed by a Responsible Officer of a Credit Party shall be conclusively presumed to have been authorized by all necessary corporate, limited liability company, partnership and/or other action on the part of such Credit Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Credit Party.

“Sale and Leaseback Transaction” means, with respect to the Parent, the Borrower or any Subsidiary, any arrangement, directly or indirectly, with any person whereby the Parent, the Borrower or such Subsidiary shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold or transferred.

“Sanctioned Country” means, at any time, a country, region or territory which is itself the subject or target of any Sanctions (at the time of this Credit Agreement, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the Crimea Region of Ukraine, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC (including, without limitation, OFAC’s Specially Designated Nationals and Blocked Persons List and OFAC’s Consolidated Non-SDN List), the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom, or other relevant sanctions authority, (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person owned or controlled by any such Person or Persons described in clauses (a) and (b), including a Person that is deemed by OFAC to be a Sanctions target based on the ownership of such legal entity by Sanctioned Peron(s).

“Sanctions” means any and all economic or financial sanctions, sectoral sanctions, secondary sanctions, trade embargoes and anti- terrorism laws, including but not limited to those imposed, administered or enforced from time to time by the U.S. government (including those administered by OFAC or the U.S. Department of State), the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom, or other relevant sanctions authority with jurisdiction over any Lender, the Parent, the Borrower, any of the Subsidiaries or any Affiliates of any of the foregoing.

“SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

“Securitization Receivables” means as provided in the definition of “Securitization Transaction”.

“Securitization Subsidiary” means as provided in the definition of “Securitization Transaction”.

“Securitization Transaction” means any financing or factoring or similar transaction (or series of such transactions) entered by any member of the Consolidated Group pursuant to which such member of the Consolidated Group may sell, convey or otherwise transfer, or grant a security interest in, accounts, payments, receivables, rights to future lease payments or residuals or similar rights to payment (the “Securitization Receivables”) to a special purpose subsidiary or affiliate (a “Securitization Subsidiary”) or any other Person.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the NYFRB (or a successor administrator of the secured overnight financing rate).

“SOFR Administrator’s Website” means the NYFRB’s website, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

“SOFR Determination Date” means as provided in the definition of “Daily Simple SOFR”.

“SOFR Rate Day” means as provided in the definition of “Daily Simple SOFR”.

“Solvent” means, with respect to any Person on a particular date, that on such date, (a) the amount of the “present fair saleable value” of the assets of such Person exceed the amount of all “liabilities of such Person, contingent or otherwise”, as such quoted terms are determined in accordance with applicable federal and state laws governing determinations of the insolvency of debtors, (b) the present fair saleable value of the assets of such Person are greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, (c) such Person does not have an unreasonably small amount of capital with which to conduct its business, and (d) Parent will be able to pay its debts as they mature, given the likelihood of refinancings or sales. For purposes of this definition, (i) “debt” means liability on a “claim”, and (ii) “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured.

“Special Distribution” means as provided in the Merger Agreement, as in effect on February 28, 2022.

“Specified Affiliate” means any corporation, association or other business entity formed for the purpose of earning income not qualified as “rents from real property” under applicable provisions of the Internal Revenue Code, in which the Parent directly or indirectly owns substantially all of the economic interest, but less than 10% of the voting interests, and the remaining economic and voting interests are subject to restrictions requiring that ownership of such interests be held by officers, directors or employees of the Parent or the Borrower.

“Specified Representations” means the representations and warranties set forth in Sections 5.01 (clause (a) only and solely with respect to Parent and the Borrower), 5.02 ((x) clauses (a), (b), (c), (d)(i) and (d)(ii) only, (y) solely with respect to Parent and the Borrower, and (z) with respect to clause (d)(i), except to the extent that any contravention or default would not reasonably be expected to result in a Material Adverse Effect), 5.03, 5.08, 5.09, 5.15, 5.22 and the certification delivered pursuant to Section 4.02(d) on the Funding Date.

“Subsidiary” of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise provided, “Subsidiary” shall refer to a Subsidiary of the Parent.

“Subsidiary Guarantor” means any Subsidiary of the Parent which is a Guarantor.

“Support Obligations” means, as to any Person, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation payable or performable by another Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part), or (b) any Lien on any assets of such Person securing any Indebtedness or other obligation of any other Person, whether or not such Indebtedness or other obligation is assumed by such Person. The amount of any Support Obligations shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Support Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, that are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination values determined in accordance therewith, such termination values, and (b) for any date prior to the date referenced in clause (a), the amounts determined as the mark-to-market values for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include a Lender or any Affiliate of a Lender).

“Syndication Agent” means The Bank of Nova Scotia.

“Synthetic Lease” means any synthetic lease, tax retention operating lease, off-balance sheet loan or similar off-balance sheet financing arrangement that is considered borrowed money indebtedness for tax purposes but is classified as an operating lease under GAAP.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term Benchmark” when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted Term SOFR Rate.

“Term SOFR Determination Day” means as provided in the definition of Term SOFR Reference Rate.

“Term SOFR Rate” means, with respect to any Term Benchmark Borrowing and for any tenor comparable to the applicable Interest Period, the Term SOFR Reference Rate at approximately 5:00 a.m., Chicago time, two U.S. Government Securities Business Days prior to the commencement of such tenor comparable to the applicable Interest Period, as such rate is published by the CME Term SOFR Administrator.

“Term SOFR Reference Rate” means, for any day and time (such day, the “Term SOFR Determination Day”), with respect to any Term Benchmark Borrowing and for any tenor comparable to the applicable Interest Period, the rate per annum determined by the Administrative Agent as the forward-looking term rate based on SOFR. If by 5:00 p.m. on such Term SOFR Determination Day, the “Term SOFR Reference Rate” for the applicable tenor has not been published by the CME Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Rate has not occurred, then the Term SOFR Reference Rate for such Term SOFR Determination Day will be the Term SOFR Reference Rate as published in respect of the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate was published by the CME Term SOFR Administrator, so long as such first preceding Business Day is not more than five (5) Business Days prior to such Term SOFR Determination Day.

“Ticking Fee” means as provided in Section 2.09(a).

“Transactions” refers to the consummation of the Merger (including the payment of the Special Distribution), the repayment of existing Indebtedness of the HR Group and the payment of fees, costs and expenses incurred in connection with the Merger, the Facility and related transactions.

“Type” means with respect to a Loan, its character as a Base Rate Loan or a Term Benchmark Loan.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Unfunded Pension Liability” means the excess of a Pension Plan’s benefit liabilities under Section 4001(a)(16) of ERISA, over the current value of that Pension Plan’s assets, determined in accordance with the assumptions used for funding the Pension Plan pursuant to Section 412 of the Internal Revenue Code for the applicable plan year.

“United States” or “U.S.” means the United States of America.

“U.S. Government Securities Business Day” means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“U.S. Special Resolution Regimes” means as provided in Section 9.25(a).

“U.S. Tax Compliance Certificate” means as provided in Section 3.01(g)(ii)(B)(III).

“Wholly Owned” means, with respect to any direct or indirect Subsidiary of any Person, that 100% of the Capital Stock with ordinary voting power issued by such Subsidiary (other than directors’ qualifying shares and investments by foreign nationals mandated by applicable Law) is beneficially owned, directly or indirectly, by such Person.

“Withholding Agent” means (a) the Borrower and (b) the Administrative Agent, as applicable.

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.02. Interpretive Provisions.

With reference to this Credit Agreement and each other Credit Document, unless otherwise provided herein or in such other Credit Document:

(a) The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(b) (i) The words “herein”, “hereto”, “hereof” and “hereunder” and words of similar import when used in any Credit Document shall refer to such Credit Document as a whole and not to any particular provision thereof.

(ii) Unless otherwise provided or required by context, Article, Section, Exhibit and Schedule references are to the Credit Document in which such reference appears.

(iii) The term “including” is by way of example and not limitation.

(iv) The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(c) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including”.

(d) Section headings herein and in the other Credit Documents are included for convenience of reference only and shall not affect the interpretation of this Credit Agreement or any other Credit Document.

(e) The word “will” shall be construed to have the same meaning and effect as the word “shall”.

(f) Unless the context requires otherwise, (i) any reference to any Person shall be construed to include such Person’s successors and assigns and (ii) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

1.03. Accounting Terms.

(a) All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Credit Agreement shall be prepared in conformity with, GAAP applied on a consistent basis, as in effect from time to time (including giving effect to Accounting Standards Codification 842 (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) (and related interpretations) (collectively “ASC 842”)); provided, however, if the effect of ASC 842 on the financial reporting of the Parent would be material, GAAP shall be applied herein without giving effect to ASC 842 (i) to the extent any lease (or similar arrangement conveying the right to use) would be required to be treated as a Capital Lease thereunder where such lease (or similar arrangement) would have been treated as an operating lease under GAAP as in effect immediately prior to the effectiveness of the Accounting Standards Codification 842 and (ii) to the extent that any liability relating to a ground lease and the corresponding right of use asset would be required to be listed on the Parent’s balance sheet as a result of Accounting Standards Codification 842; provided, further, that the Borrower shall provide to the Administrative Agent and the Lenders financial statements and other documents required under this Credit Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made in accordance with GAAP and made without giving effect to ASC 842, if applicable, except as otherwise specifically prescribed herein.

(b) The Borrower will provide a written summary of changes in GAAP that are material to the Borrower or in the consistent application thereof with each annual and quarterly Compliance Certificate delivered in accordance with Section 6.01(c); provided, however, that the furnishing of filings of the Parent’s quarterly reports on Form 10-Q and annual reports on Form 10-K, as filed with the SEC, shall satisfy this delivery requirement to the extent such summaries, consistent with FASB ASC 235-10, Notes to Financial Statements, are contained in such filings. If at any time any change in GAAP or in the consistent application thereof would affect the computation of any financial ratio or requirement set forth in any Credit Document, and either the Borrower or the Required Lenders shall object in writing to determining compliance based on such change, then such computations shall continue to be made on a basis consistent with the most recent financial statements delivered pursuant to Section 6.01(a) or (b) as to which no such objection has been made.

1.04. Rounding.

Any financial ratios required to be maintained by the Parent and the Borrower pursuant to this Credit Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1.05. References to Agreements and Laws.

Unless otherwise expressly provided herein, (a) references to Organization Documents, agreements (including the Credit Documents) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are not prohibited by any Credit Document; and (b) references to any Law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Law.

1.06. Times of Day.

Unless otherwise provided, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

1.07. Interest Rates; Benchmark Notification.

The interest rate on a Loan may be derived from an interest rate benchmark that may be discontinued or is, or may in the future become, the subject of regulatory reform. Upon the occurrence of a Benchmark Transition Event, Section 3.03(b) provides a mechanism for determining an alternative rate of interest. The Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, the administration, submission, performance or any other matter related to any interest rate used in this Credit Agreement, or with respect to any alternative or successor rate thereto, or replacement rate thereof, including without limitation, whether the composition or characteristics of any such alternative, successor or replacement reference rate will be similar to, or produce the same value or economic equivalence of, the existing interest rate being replaced or have the same volume or liquidity as did any existing interest rate prior to its discontinuance or unavailability. The Administrative Agent and its affiliates and/or other related entities may engage in transactions that affect the calculation of any interest rate used in this Credit Agreement or any alternative, successor or alternative rate (including any Benchmark Replacement) and/or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain any interest rate used in this Credit Agreement, any component thereof, or rates referenced in the definition thereof, in each case pursuant to the terms of this Credit Agreement, and shall have no liability to Parent, the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

1.08. Divisions.

For all purposes under the Credit Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Capital Stock at such time.

ARTICLE II

COMMITMENTS AND LOANS

2.01. Commitments.

Subject to the terms and conditions set forth herein, each Lender severally agrees to make Loans to the Borrower in an aggregate principal amount not to exceed such Lender’s Commitment in a single drawing on the Funding Date. Upon the funding of the Loans on the Funding Date, the Commitment of each Lender shall be permanently reduced to zero. Once repaid, the Loans cannot be reborrowed. All Commitments shall terminate on the Commitment Termination Date if not previously terminated pursuant hereto.

2.02. Borrowings.

(a) Each Loan shall be made as part of a Borrowing consisting of Loans made by the Lenders ratably in accordance with their respective Commitments. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required.

(b) Subject to Section 3.03, each Borrowing shall be comprised entirely of Base Rate Loans or Term Benchmark Loans, as the Borrower may request in accordance herewith. Each Lender at its option may make any Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Credit Agreement.

(c) At the commencement of each Interest Period for any Term Benchmark Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of $1,000,000 and not less than $5,000,000. At the time that each Base Rate Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of $1,000,000 and not less than $5,000,000. Borrowings of more than one Type may be outstanding at the same time; provided that there shall not at any time be more than a total of five Term Benchmark Borrowings outstanding.

(d) Notwithstanding any other provision of this Credit Agreement, the Borrower shall not be entitled to request, or to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date.

(e) To request a Borrowing, the Borrower shall notify the Administrative Agent of such request by submitting a Borrowing Request (i) in the case of a Term Benchmark Borrowing, not later than 11:00 a.m., three Business Days before the Funding Date or (b) in the case of a Base Rate Borrowing, not later than 11:00 a.m., one Business Day before the Funding Date. Each such Borrowing Request shall be irrevocable and shall be signed by a Responsible Officer of the Borrower. Each such Borrowing Request shall specify the following information in compliance with this Section 2.02:

(i) the aggregate amount of the requested Borrowing;

(ii) the date of such Borrowing, which shall be a Business Day;

(iii) whether such Borrowing is to be a Base Rate Borrowing or a Term Benchmark Borrowing;

(iv) in the case of a Term Benchmark Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”; and

(v) the location and number of the Borrower’s account to which funds are to be disbursed, which shall comply with the requirements of Section 2.03.

If no election as to the Type of Borrowing is specified, then the requested Borrowing shall be a Base Rate Borrowing. If no Interest Period is specified with respect to any requested Term Benchmark Borrowing, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration. Promptly following receipt of a Borrowing Request in accordance with this Section, the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

2.03. Funding of Borrowings.

Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof solely by wire transfer of immediately available funds, by 12:00 noon, to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders. The Administrative Agent will make such Loans available to the Borrower by promptly crediting the funds so received in the aforesaid account of the Administrative Agent to an account of the Borrower maintained with the Administrative Agent in New York City and designated by the Borrower in the applicable Borrowing Request.

2.04. Interest Elections.

(a) Each Borrowing initially shall be of the Type specified in the applicable Borrowing Request and, in the case of a Term Benchmark Borrowing, shall have an initial Interest Period as specified in such Borrowing Request. Thereafter, the Borrower may elect to convert such Borrowing to a different Type or to continue such Borrowing and, in the case of a Term Benchmark Borrowing, may elect Interest Periods therefor, all as provided in this Section. The Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing.

(b) To make an election pursuant to this Section, the Borrower shall notify the Administrative Agent of such election by the time that a Borrowing Request would be required under Section 2.02 if the Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such Interest Election Request shall be irrevocable and shall be signed by a Responsible Officer of the Borrower.

(c) Each Interest Election Request shall specify the following information in compliance with Section 2.02:

(i) the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii) the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii) whether the resulting Borrowing is to be a Base Rate Borrowing or a Term Benchmark Borrowing; and

(iv) if the resulting Borrowing is a Term Benchmark Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period”.

If any such Interest Election Request requests a Term Benchmark Borrowing but does not specify an Interest Period, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration.

(d) Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.

(e) If the Borrower fails to deliver a timely Interest Election Request with respect to a Term Benchmark Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be deemed to have an Interest Period that is one month. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the request of the Required Lenders, so notifies the Borrower, then, so long as an Event of Default is continuing (1) no outstanding Borrowing may be converted to or continued as a Term Benchmark Borrowing and (2) unless repaid, each Term Benchmark Borrowing shall be converted to a Base Rate Borrowing at the end of the Interest Period applicable thereto.

2.05. Repayment of Loans.

The Borrower shall repay to the Lenders the aggregate principal amount of Loans outstanding on (i) the Initial Maturity Date or (ii) if the maturity date of the Loans is extended pursuant to Section 2.15, the Final Maturity Date. Except for the Amortization Payment (if applicable), no scheduled payments on the principal amount of the Loans shall be required prior to the Maturity Date.

2.06. Voluntary Prepayments and Commitment Reductions.

(a) Voluntary Prepayments.

(i) The Borrower shall have the right at any time and from time to time to prepay any Borrowing in whole or in part, subject to prior notice in accordance with subclause (ii) of this Section 2.06(a).

(ii) The Borrower shall notify the Administrative Agent by telephone (confirmed by telecopy or electronic mail) of any prepayment hereunder (i) in the case of prepayment of a Term Benchmark Borrowing, not later than 11:00 a.m. three Business Days before the date of prepayment and (ii) in the case of prepayment of a Base Rate Borrowing, not later than 11:00 a.m. one Business Day before the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid; provided that a notice of prepayment delivered by the Borrower may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Promptly following receipt of any such notice relating to a Borrowing, the Administrative Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Borrowing shall be in an amount that would be permitted in the case of an advance of a Borrowing of the same Type as provided in Section 2.02. Each prepayment of a Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing. Prepayments shall be accompanied by accrued interest to the extent required by Section 2.08 and be made without penalty or premium (other than any break funding payments required by Section 3.05).

(b) Voluntary Commitment Reductions.

(i) The Borrower may at any time terminate, or from time to time reduce, the Commitments; provided that (1) each reduction of the Commitments shall be in an amount that is an integral multiple of $1,000,000 and not less than $5,000,000.

(ii) The Borrower shall notify the Administrative Agent of any election to terminate or reduce the Commitments under clause (i) of this Section 2.06(b) at least three Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each notice delivered by the Borrower pursuant to this Section shall be irrevocable; provided that a notice of termination of the Commitments delivered by the Borrower may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Any termination or reduction of the Commitments shall be permanent. Each reduction of the Commitments shall be made ratably among the Lenders in accordance with their respective Commitments.

2.07. Mandatory Prepayments and Commitment Reductions.

(a) The following amounts, to the extent received by Parent, the Borrower or any Subsidiary, shall be (x) if prior to the Funding Date, automatically applied to reduce the Commitments on the date of such receipt and (y) if on or after the Funding Date, applied within three Business Days of the date of such receipt to prepay any outstanding Loans, without duplication: (i) 100% of the Net Cash Proceeds of all Capital Raising Transactions, (ii) 100% of the Net Cash Proceeds of all Material Asset Sales, provided that no prepayment of the Loans or reduction of the Commitments will be required pursuant to this clause (ii) unless and until the Net Cash Proceeds from all Material Asset Sales in the aggregate exceed $300,000,000, and then only such excess amount shall be required to be applied towards prepayment of the Loans or reduction of the Commitments, (iii) 100% of the committed amount of the term loans under any Qualifying Loan Facility (such reduction of the Commitments to occur automatically upon the effectiveness of definitive documentation for such credit facility and receipt by the Administrative Agent of a notice from the Borrower that such credit facility constitutes a Qualifying Loan Facility), and (iv) 100% of the Net Cash Proceeds from any credit facility of Parent, the Borrower or any Subsidiary for the purpose of financing any portion of the Transactions, in each case on or after the date of the Commitment Letter (including the Combined Facility, but only to the extent that the aggregate amount of commitments and loans thereunder (without duplication) exceed $3,000,000,000).

(b) In the event that the Borrower makes an Extension Request in accordance with Section 2.15, the Borrower shall prepay the Loans on the Initial Maturity Date in an amount equal to 35.0% of the aggregate principal amount of the Loans outstanding as of the Initial Maturity Date (the “Amortization Payment”).

(c) Each prepayment of a Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing. Prepayments shall be accompanied by accrued interest to the extent required by Section 2.08 and be made without penalty or premium (other than any break funding payments required by Section 3.05)..

2.08. Interest.

(a) Subject to the provisions of clause (b) below, (i) each Loan that is a Term Benchmark Loan shall bear interest on the outstanding principal amount thereof for the Interest Period at a rate per annum equal to the Adjusted Term SOFR Rate for such Interest Period plus the Applicable Percentage for Term Benchmark Loans; and (ii) each Loan that is a Base Rate Loan shall bear interest on the outstanding principal amount thereof from the applicable borrowing or conversion date at a rate per annum equal to the Base Rate plus the Applicable Percentage for Base Rate Loans.

(b) (i) If any amount payable by the Borrower under any Credit Document is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, such amount shall thereafter bear interest at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Law.

(ii) After the occurrence and during the continuance of an Event of Default under Section 7.01(a), 7.01(g) or 7.01(h), the Borrower shall pay interest on the principal amount of all outstanding Obligations hereunder at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Law.

(iii) After the occurrence and during the continuance of an Event of Default other than under Section 7.01(a), 7.01(g) or 7.01(h), upon the request of the Required Lenders, the Borrower shall pay interest on the principal amount of all outstanding Obligations hereunder at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Law.

(iv) Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand.

(c) Accrued interest on each Loan shall be due and payable in arrears on each Interest Payment Date for such Loan and such other times as may be specified herein; provided that (i) in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (ii) in the event of any conversion of any Term Benchmark Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

(d) Interest computed by reference to the Term SOFR Rate hereunder shall be computed on the basis of a year of 360 days. Interest computed by reference to the Base Rate at times when the Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year). In each case interest shall be payable for the actual number of days elapsed (including the first day but excluding the last day). All interest hereunder on any Loan shall be computed on a daily basis based upon the outstanding principal amount of such Loan as of the applicable date of determination. The applicable Base Rate, Adjusted Term SOFR Rate or Term SOFR Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

2.09. Fees.

(a) The Borrower agrees to pay the Administrative Agent, for the ratable benefit of the applicable Lenders (other than a Defaulting Lender, which shall be dealt with as provided in Section 2.14 hereof), a ticking fee (the “Ticking Fee”) in an amount equal to 0.20% per annum of the daily average undrawn amount of the Commitments. The Ticking Fee shall accrue from and including the date that is 90 days following the Effective Date to but excluding the earlier of (x) the Funding Date and (y) the termination or expiration of the Commitments in accordance with the terms thereof, which Ticking Fee shall be payable on the last day of each calendar quarter occurring after the Effective Date and on the earlier of (x) the Funding Date and (y) the termination or expiration of the Commitments in accordance with the terms thereof (or if any such day is not a Business Day, then on the next succeeding Business Day). The Administrative Agent shall distribute the Ticking Fee to the Lenders pro rata in accordance with their respective Commitments. The Ticking Fee shall be payable irrespective of whether the Funding Date occurs. Ticking Fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed.

(b) Upfront and Other Fees. The Borrower agrees to pay to the Administrative Agent for the benefit of the Lenders the upfront and other fees provided in the Fee Letter.

(c) [Reserved].

(d) [Reserved].

(e) Administrative Agent’s Fees. The Borrower agrees to pay the Administrative Agent such fees as provided in the Fee Letter or as may be otherwise agreed by the Administrative Agent and the Borrower from time to time.

(f) Extension Fees. If the Borrower exercises its right to extend the maturity date of the Loans in accordance with Section 2.15, the Borrower agrees to pay to the Administrative Agent, for the ratable benefit of the Lenders (other than a Defaulting Lender, which shall be dealt with as provided in Section 2.14 hereof), a fee equal to 0.20% of the aggregate principal amount of the Loans outstanding as of the date the Administrative Agent receives an Extension Request pursuant to Section 2.15. Such fee shall be due and payable in full on the date the Administrative Agent receives an Extension Request pursuant to Section 2.15.

(g) Other Fees.

(i) The Borrower shall pay to the Arrangers and the Administrative Agent for their own respective account fees in the amounts and at the times specified in the Fee Letter.

(ii) The Borrower shall pay to the Lenders such fees as shall have been separately agreed upon in writing in the amounts and at the times so specified.

(h) All fees payable hereunder shall be paid on the dates due, in Dollars in immediately available funds. Fees shall be fully earned when paid and shall not be refundable for any reason whatsoever.

2.10. [Intentionally Omitted].

2.11. Payments Generally; Administrative Agent’s Clawback.

(a) All payments to be made by the Borrower shall be made without condition or deduction for any counterclaim, defense, recoupment or set-off. Except as otherwise expressly provided herein, all payments by the Borrower hereunder shall be made to the Administrative Agent, for the account of the Lenders to which such payment is owed, at the Administrative Agent’s Office in Dollars and in immediately available funds not later than 12:00 noon on the date specified herein. The Administrative Agent will promptly distribute to each Lender its Credit Percentage (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender’s Lending Office. All payments received by the Administrative Agent after 12:00 noon shall be deemed received on the immediately succeeding Business Day and any applicable interest or fee shall continue to accrue.

(b) Subject to the definition of “Interest Period,” if any payment to be made by the Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be.

(c) (i) Funding by Lenders; Presumptions by Administrative Agent. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.02 and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount in immediately available funds with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (A) in the case of a payment to be made by such Lender, the greater of the NYFRB Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation, and (B) in the case of a payment to be made by the Borrower, the interest rate applicable to Base Rate Loans. If the Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such interest paid by the Borrower for such period. If such Lender pays its share of the applicable Borrowing to the Administrative Agent, then the amount so paid shall constitute such Lender’s Loan included in such Borrowing. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent. A notice from the Administrative Agent of amounts owing under this subsection shall be conclusive absent manifest error.

(ii) Payments by Borrower; Presumptions by Administrative Agent. Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender, in immediately available funds with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the NYFRB Rate. A notice from the Administrative Agent of amounts owing under this subsection shall be conclusive absent manifest error.

(d) If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender as provided in the foregoing provisions of this Article II, and such funds are not made available to the Borrower by the Administrative Agent because the conditions to making of the Loans set forth in Section 4.02 are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender, without interest.

(e) The obligations of the Lenders hereunder to make Loans and to make payments pursuant to Section 9.04(d) are several and not joint. The failure of any Lender to make any Loan or to make any payment under Section 9.04(d) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan or to make its payment under Section 9.04(d).

(f) Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

(g) If at any time insufficient funds are received by or are available to the Administrative Agent to pay fully all amounts of principal, interest and fees then due hereunder, such funds shall be applied (i) first, toward costs and expenses (including Attorney Costs and amounts payable under Article III) incurred by the Administrative Agent and each Lender, (ii) second, toward repayment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (iii) third, toward repayment of principal then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal then due to such parties.

2.12. Sharing of Payments.

If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of the Loans made by it resulting in such Lender’s receiving payment of a proportion of the aggregate amount of such Loans or accrued interest thereon greater than its pro rata share thereof as provided herein, then the Lender receiving such greater proportion shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing them; provided that:

(i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

(ii) the provisions of this Section shall not be construed to apply to (A) any payment made by the Borrower pursuant to and in accordance with the express terms of this Credit Agreement or (B) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant, other than to the Parent, the Borrower, any Subsidiary or any Affiliate of any of the foregoing (as to which the provisions of this Section shall apply).

The Borrower agrees that any Lender so purchasing a participation from another Lender may, to the fullest extent permitted by law, exercise all its rights of payment (including the right of set-off, but subject to Section 9.09) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation. The Administrative Agent will keep records (which shall be conclusive and binding in the absence of manifest error) of participations purchased under this Section and will in each case notify the Lenders following any such purchases or repayments. Each Lender that purchases a participation pursuant to this Section shall from and after such purchase have the right to give all notices, requests, demands, directions and other communications under this Credit Agreement with respect to the portion of the Obligations purchased to the same extent as though the purchasing Lender were the original owner of the Obligations purchased.

2.13. Evidence of Debt.

(a) The Loan made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by the Administrative Agent in the ordinary course of business. The accounts or records maintained by the Administrative Agent and each Lender shall be conclusive absent manifest error of the amount of the Loan made by each Lender to the Borrower and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error. The Borrower shall execute and deliver to the Administrative Agent a Note for each Lender that requests a Note, which shall evidence such Lender’s Loans in addition to such accounts or records. Each Lender may attach schedules to its Note and endorse thereon the date, Type (if applicable), amount and maturity of its Loans and payments with respect thereto.

(b) [Intentionally Omitted].

2.14. Defaulting Lenders.

Notwithstanding anything to the contrary contained in this Credit Agreement, if any Lender becomes a Defaulting Lender, then, until such time as such Lender is no longer a Defaulting Lender, to the extent permitted by applicable Law:

(a) Waivers and Amendments. Such Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Credit Agreement shall be restricted as set forth in the definition of Required Lenders and in Section 9.01.

(b) Defaulting Lender Waterfall. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article VII or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 9.09 shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Credit Agreement, as determined by the Administrative Agent; third, to the payment of any amounts owing to the Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Credit Agreement or under any other Credit Document; fourth, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Credit Agreement or under any other Credit Document; and fifth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans in respect of which such Defaulting Lender has not fully funded its appropriate share, and (y) such Loans were made at a time when the conditions set forth in Section 4.02 were satisfied or waived, such payment shall be applied solely to pay the Loans of all Lenders that are not Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of such Defaulting Lender until such time as all Loans are held by the Lenders pro rata in accordance with their respective Credit Percentages (determined assuming each Lender had funded its Loan in full). Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender pursuant to this subsection shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

(c) Certain Fees. No Defaulting Lender shall be entitled to receive any Fee payable under Section 2.09(a) for any period during which that Lender is a Defaulting Lender (and the Borrower shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender).

(d) [Intentionally Omitted].

(e) [Intentionally Omitted].

(f) Defaulting Lender Cure. If the Borrower and the Administrative Agent agree in writing that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein that Lender will, to the extent applicable, purchase, subject to any amounts owed pursuant to Section 3.05, at par that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Loans to be held pro rata by the Lenders in accordance with their respective Credit Percentages (determined assuming each Lender funded its Loan in full), whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

(g) Purchase of Defaulting Lender’s Commitment/Loans. During any period that a Lender is a Defaulting Lender, the Borrower may, by the Borrower giving written notice thereof to the Administrative Agent, such Defaulting Lender and the other Lenders, demand that such Defaulting Lender assign its Commitment and Loans to an Eligible Assignee subject to and in accordance with the provisions of Section 3.06. No party hereto shall have any obligation whatsoever to initiate any such replacement or to assist in finding an Eligible Assignee. In addition, any Lender which is not a Defaulting Lender may, but shall not be obligated, in its sole discretion, to acquire the face amount of all or a portion of such Defaulting Lender’s Commitment and Loans via an assignment subject to and in accordance with the provisions of Section 9.07. In connection with any such assignment, such Defaulting Lender shall promptly execute all documents reasonably requested to effect such assignment, including an appropriate Assignment and Assumption and, notwithstanding Section 9.07, shall pay to the Administrative Agent an assignment fee in the amount of $7,500. The exercise by the Borrower of its rights under this Section shall be at the Borrower’s sole cost and expense and at no cost or expense to the Administrative Agent or any of the Lenders.

2.15. Extensions of Termination Date.

The Borrower shall have the right, exercisable once, to extend the maturity date of the Loans to the Final Maturity Date, subject to the satisfaction of the conditions set forth in this Section 2.15. The Borrower may exercise such right only by executing and delivering to the Administrative Agent at least 30 days but not more than 90 days prior to the Initial Maturity Date, a written request for such extension (the “Extension Request”). The Administrative Agent shall notify the Lenders if it receives an Extension Request promptly upon receipt thereof. Subject to satisfaction of the following conditions, the maturity date of the Loans shall be extended to the Final Maturity Date upon receipt by the Administrative Agent of Extension Request: (i) immediately prior to such extension and immediately after giving effect thereto, (x) no Default or Event of Default shall exist and (y) the representations and warranties made or deemed made by the Borrower and each other Credit Party in the Credit Documents to which any of them is a party, shall be true and correct in all material respects (or in the case of a representation or warranty qualified by materiality, true and correct in all respects) on and as of the date of such extension with the same force and effect as if made on and as of such date except to the extent that such representations and warranties expressly relate solely to an earlier date (in which case such representations and warranties shall have been true and correct in all material respects (or in the case of a representation or warranty qualified by materiality, true and correct in all respects) on and as of such earlier date) and except for changes in factual circumstances specifically and expressly permitted under the Credit Documents and (ii) the Borrower shall have paid the fees payable under Section 2.09(f) and (iii) the Borrower shall have made the Amortization Payment. At any time prior to the effectiveness of such extension, upon the Administrative Agent’s request, the Borrower shall deliver to the Administrative Agent a certificate from the chief executive officer or chief financial officer certifying the matters referred to in the immediately preceding clauses (i)(x) and (i)(y).

2.16. [Intentionally Omitted].

2.17. Pro Rata Treatment.

Except to the extent otherwise provided herein: (a) each borrowing from the Lenders under Sections 2.01 shall be made from the Lenders, each payment of the fees under Sections 2.09(a) shall be made for the account of the Lenders, and each termination or reduction of the amount of any Commitments under Section 2.07 shall be applied to the Commitments of the Lenders, in each case pro rata according to the amounts of their respective Commitments; (b) each payment or prepayment of principal of Loans shall be made for the account of the Lenders pro rata in accordance with the respective unpaid principal amounts of the Loans held by them; (c) each payment of interest on Loans shall be made for the account of the Lenders pro rata in accordance with the amounts of interest on the Loans then due and payable to the Lenders; and (d) the conversion and continuation of Loans of a particular Type (other than conversions provided for by Sections 3.04(c) and 3.07) shall be made pro rata among the Lenders according to the amounts of their respective Loans and the then current Interest Period for each Lender’s portion of each such Loan of such Type shall be coterminous.

ARTICLE III

TAXES, YIELD PROTECTION AND ILLEGALITY

3.01. Taxes.

(a) [reserved].

(b) Payments Free of Taxes; Obligation to Withhold; Payments on Account of Taxes. Any and all payments by or on account of any obligation of any Credit Party under any Credit Document shall be made without deduction or withholding for any Taxes, except as required by applicable Law. If any applicable Law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable Law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Credit Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(c) Payment of Other Taxes by the Credit Parties. The applicable Credit Party shall timely pay to the relevant Governmental Authority in accordance with applicable Law, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes.

(d) Indemnification by the Credit Parties. The Credit Parties shall jointly and severally indemnify each Recipient, within 10 days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(e) Indemnification by the Lenders. Each Lender shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Credit Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Credit Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 9.07 relating to the maintenance of a Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the

Administrative Agent in connection with any Credit Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Credit Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this subsection. The provisions of this subsection shall continue to inure to the benefit of an Administrative Agent following its resignation or removal as Administrative Agent.

(f) Evidence of Payments. As soon as practicable after any payment of Taxes by any Credit Party to a Governmental Authority as provided in this Section 3.01, such Credit Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of any return required by Law to report such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(g) Status of Lenders; Tax Documentation.

(i) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Credit Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in the immediately following clauses (ii)(A), (ii)(B) and (ii)(D)) shall not be required if in the applicable Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii) Without limiting the generality of the foregoing:

(A) any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Credit Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), an electronic copy (or an original if requested by the Borrower or the Administrative Agent) of an executed IRS Form W-9 (or any successor form) certifying that such Lender is exempt from U.S. federal backup withholding tax;

(B) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Credit Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable:

(I) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Credit Document, an executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Credit Document, IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(II) an executed IRS Form W-8ECI;

(III) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 871(h) or Section 881(c) of the Internal Revenue Code, (x) a certificate substantially in the form of Exhibit 3.01-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Internal Revenue Code, a “10 percent shareholder” of the Borrower within the meaning of Section 871(h)(3)(B) of the Internal Revenue Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Internal Revenue Code (a “U.S. Tax Compliance Certificate”) and (y) an IRS Form W-8BEN or IRS Form W-8BEN-E, applicable; or

(IV) to the extent a Foreign Lender is not the beneficial owner, an executed IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, a U.S. Tax Compliance Certificate substantially in the form of Exhibit 3.01-2 or Exhibit 3.01-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit 3.01-4 on behalf of each such direct and indirect partner;

(C) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Credit Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative

Agent), an electronic copy (or an original if requested by the Borrower or the Administrative Agent) of any other form prescribed by applicable Law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable Law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and

(D) if a payment made to a Lender under any Credit Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Internal Revenue Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by applicable Law and at such time or times reasonably requested by the Borrower or the Agent such documentation prescribed by applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Internal Revenue Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D) “FATCA” shall include any amendments made to FATCA after the date of this Credit Agreement.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(h) Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section (including by the payment of additional amounts pursuant to this Section), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this subsection (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this subsection, in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this subsection the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This subsection shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(i) Survival. Each party’s obligations under this Section shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Credit Document.

3.02. Illegality.

If, in any applicable jurisdiction, the Administrative Agent or any Lender determines that any applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for the Administrative Agent or any Lender to (i) perform any of its obligations hereunder or under any other Credit Document or (ii) to fund or maintain its participation in any Loan, such Person shall promptly notify the Administrative Agent, then, upon the Administrative Agent notifying the Borrower, and until such notice by such Person is revoked, any obligation of such Person to issue, make, maintain, fund or charge interest or fees with respect to any such Loan shall be suspended, and to the extent required by applicable Law, cancelled. Upon receipt of such notice, the Credit Parties shall, (A) repay that Person’s participation in the Loans or other applicable Obligations with respect to any Term Benchmark Loan, the last day of the Interest Period therefor, or on another applicable date with respect to another Obligation, occurring after the Administrative Agent has notified the Borrower or, in each case, if earlier, the date specified by such Person in the notice delivered to the Administrative Agent (being no earlier than the last day of any applicable grace period permitted by applicable Law) and (B) take all reasonable actions requested by such Person to mitigate or avoid such illegality.

3.03. Alternative Rate of Interest.

(a) Subject to clauses (b), (c), (d), (e) and (f) of this Section 3.03, if:

(i) the Administrative Agent determines (which determination shall be conclusive absent manifest error) prior to the commencement of any Interest Period for a Term Benchmark Borrowing, that adequate and reasonable means do not exist for ascertaining the Adjusted Term SOFR Rate or the Term SOFR Rate (including because the Term SOFR Reference Rate is not available or published on a current basis), for such Interest Period; or

(ii) the Administrative Agent is advised by the Required Lenders that prior to the commencement of any Interest Period for a Term Benchmark Borrowing, the Adjusted Term SOFR Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders (or Lender) of making or maintaining their Loans (or its Loan) included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrower and the Lenders by telephone, telecopy or electronic mail as promptly as practicable thereafter and, until (x) the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark and (y) the Borrower delivers a new Interest Election Request in accordance with the terms of Section 2.04 or a new

Borrowing Request in accordance with the terms of Section 2.02, any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Term Benchmark Borrowing and any Borrowing Request that requests a Term Benchmark Borrowing shall instead be deemed to be an Interest Election Request or a Borrowing Request, as applicable, for a Base Rate Borrowing; provided that if the circumstances giving rise to such notice affect only one Type of Borrowings, then all other Types of Borrowings shall be permitted. Furthermore, if any Term Benchmark Loan is outstanding on the date of the Borrower’s receipt of the notice from the Administrative Agent referred to in this Section 3.03(a) with respect to a Adjusted Term SOFR Rate applicable to such Term Benchmark Loan, then until (x) the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark and (y) the Borrower delivers a new Interest Election Request in accordance with the terms of Section 2.04 or a new Borrowing Request in accordance with the terms of Section 2.02, any Term Benchmark Loan shall on the last day of the Interest Period applicable to such Loan (or the next succeeding Business Day if such day is not a Business Day), be converted by the Administrative Agent to, and shall constitute, a Base Rate Loan.

(b) Notwithstanding anything to the contrary herein or in any other Credit Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (1) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Credit Agreement or any other Credit Document and (y) if a Benchmark Replacement is determined in accordance with clause (2) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Document in respect of any Benchmark setting at or after 5:00 p.m. on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Credit Agreement or any other Credit Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders.

(c) Notwithstanding anything to the contrary herein or in any other Credit Document, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Credit Agreement or any other Credit Document.

(d) The Administrative Agent will promptly notify the Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (f) below and (v) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 3.03, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Credit Agreement or any other Credit Document, except, in each case, as expressly required pursuant to this Section 3.03.

(e) Notwithstanding anything to the contrary herein or in any other Credit Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Administrative Agent may modify the definition of “Interest Period” for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(f) Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any request for a Term Benchmark Borrowing of, conversion to or continuation of Term Benchmark Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any request for a Term Benchmark Borrowing into a request for a Borrowing of or conversion to a Base Rate Borrowing. During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of the Base Rate. Furthermore, if any Term Benchmark Loan is outstanding on the date of the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period with respect to the Adjusted Term SOFR Rate, then until such time as a Benchmark Replacement is implemented pursuant to this Section 3.03, any Term Benchmark Loan shall on the last day of the Interest Period applicable to such Loan (or the next succeeding Business Day if such day is not a Business Day), be converted by the Administrative Agent to, and shall constitute, a Base Rate Loan.

3.04. Increased Cost; Capital Adequacy.

(a) Increased Costs Generally. If any Change in Law shall (such increases in costs and reductions in amounts receivable being herein called “Additional Costs”):

(i) impose, modify or deem applicable any reserve, special deposit, liquidity, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(ii) subject any Lender to any Tax of any kind whatsoever with respect to this Credit Agreement on its loans, loan principal, commitments, or other obligations, or its deposits reserves, other liabilities or capital attributable thereto, or change the basis of taxation of payments to such Lender in respect thereof (except for Indemnified Taxes or Other Taxes covered by Section 3.01 and the imposition of, or any change in the rate of, any Excluded Tax payable by such Lender); or

(iii) impose on any Lender or the applicable offshore interbank market any other condition, cost or expense (other than Taxes) affecting this Credit Agreement or Loans made by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender of making, continuing, converting or maintaining any Loan (or of maintaining its obligation to make any such Loan), or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or any other amount) then, upon request of such Lender, the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(b) Capital Requirements. If any Lender determines that any Change in Law affecting such Lender or any Lending Office of such Lender or such Lender’s holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Credit Agreement, the Commitments of such Lender or the Loans made by such Lender, to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy and liquidity), then from time to time the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.

(c) [reserved].

(d) [reserved].

(e) Certificates for Reimbursement. A duly executed certificate of a Lender setting forth in reasonable detail the calculation of the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in clause (a) or (b) of this Section and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within ten (10) days after receipt thereof.

(f) Delay in Requests. Failure or delay on the part of any Lender to demand compensation pursuant to the foregoing provisions of this Section shall not constitute a waiver of the Administrative Agent’s or such Lender’s right to demand such compensation, provided that the Borrower shall not be required to compensate a Lender pursuant to the foregoing provisions of this Section for any increased costs incurred or reductions suffered more than nine (9) months prior to the date that the Administrative Agent or such Lender, as the case may be, notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof).

3.05. Compensation for Losses.

Upon demand of the Administrative Agent (or any Lender through the Administrative Agent) from time to time, the Borrower shall promptly compensate each Lender for and hold each Lender harmless from any loss, cost or expense attributable to:

(a) any continuation, conversion, payment or prepayment of any Loan other than a Base Rate Loan on a day other than the last day of the Interest Period for such Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise);

(b) any failure by the Borrower (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, continue or convert any Loan other than a Base Rate Loan on the date or in the amount notified by the Borrower; or

(c) any assignment of a Term Benchmark Loan on a day other than the last day of the Interest Period therefor as a result of a request by the Borrower pursuant to Section 9.15;

including any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan or from fees payable to terminate the deposits from which such funds were obtained; provided, that any such compensation shall, for the avoidance of doubt, in no event include any lost profits.

A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

3.06. Mitigation Obligations; Replacement of Lenders.

(a) Designation of a Different Lending Office. If any Lender requests compensation under Section 3.04, or the Borrower is required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, or if any Lender gives a notice pursuant to Section 3.02, then such Lender shall use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.01 or 3.04, as the case may be, in the future, or eliminate the need for the notice pursuant to Section 3.02, as applicable, and (ii) in each case, would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) If (x) any Lender requests compensation under Section 3.04, or the Borrower is required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, and the Required Lenders are not also doing the same, (y) the obligation of any Lender to make Term Benchmark Loans or to continue, or to convert Base Rate Loans into, Term Benchmark Loans shall be suspended pursuant to Section 3.04(c) or 3.02 but the obligation of the Required Lenders shall not have been suspended under such Sections, and in the case of clause (x) or (y) such Lender has declined or is unable to designate a different Lending Office in accordance with Section 3.06(a), or (z) a Lender is a Defaulting Lender, then the Borrower may, at its sole expense and effort, so long as there does not then exist any Default or Event of Default, demand that such Lender, and upon such demand such Lender shall promptly, assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 9.07), all of its interests, rights (other than its existing rights to payments pursuant to Section 3.01 or Section 3.04 and rights to indemnification under Section 9.04) and obligations under this Credit Agreement and the related Credit Documents to an Eligible Assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that:

(i) the Borrower shall have paid, or caused to be paid, to the Administrative Agent the assignment fee (if any) specified in Section 9.07;

(ii) such Lender shall have received payment of (x) the aggregate principal balance of all Loans then owing to such Lender, plus (y) any accrued but unpaid interest thereon and accrued but unpaid fees owing to such Lender, or any other amount as may be mutually agreed upon by such Lender and Eligible Assignee;

(iii) in the case of any such assignment resulting from a claim for compensation under Section 3.04 or payments required to be made pursuant to Section 3.04, such assignment will result in a reduction in such compensation or payments thereafter;

(iv) such assignment does not conflict with applicable Law; and

(v) the Borrower shall have received the prior written consent of the Administrative Agent, which consent shall not be unreasonably withheld.

In connection with any such assignment under this Section 3.06, such Lender shall promptly execute all documents reasonably requested to effect such assignment, including an appropriate Assignment and Assumption; provided that such Lender’s failure to execute an Assignment and Assumption within five Business Days after written request by the Borrower shall not prevent the effectiveness of such assignment. A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply. Each party hereto agrees that (A) an assignment required pursuant to this paragraph may be effected pursuant to an Assignment and Assumption executed by the Borrower, the Administrative Agent and the assignee (or, to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to an Approved Electronic Platform as to which the Administrative Agent and such parties are participants), and (B) the Lender required to make such assignment need not be a party thereto in order for such assignment to be effective and shall be deemed to have consented to an be bound by the terms thereof; provided that, following the effectiveness of any such assignment, the other parties to such assignment agree to execute and deliver such documents necessary to evidence such assignment as reasonably requested by the applicable Lender; provided that any such documents shall be without recourse to or warranty by the parties thereto.

3.07. [Reserved].

3.08. Survival Losses.

All of the Borrower’s obligations under this Article III shall survive termination of the Commitments, repayment of all other Obligations hereunder and resignation of the Administrative Agent.

ARTICLE IV

CONDITIONS PRECEDENT TO LOANS

4.01. Conditions to Effective Date.

The effectiveness of this Credit Agreement is subject to the satisfaction of such of the following conditions on or prior to the Effective Date as shall not have been expressly waived in accordance with Section 9.01, with each delivery item set forth below in form and substance satisfactory to the Administrative Agent and each of the Lenders:

(a) the Administrative Agent shall have received counterparts of this Credit Agreement signed by each of the parties hereto;

(b) the Administrative Agent and each Lender shall have received legal opinions of counsel to the Borrower with respect to the Parent and the Borrower, addressed to the Administrative Agent and the Lenders, in form and substance satisfactory to the Administrative Agent and the Lenders;

(c) the Administrative Agent shall have received the certificate or articles of incorporation or formation, articles of organization, certificate of limited partnership, declaration of trust or other comparable organizational instrument (if any) of each Credit Party, certified as of a recent date by the applicable Secretary of State of the state of formation of such Credit Party;

(d) the Administrative Agent shall have received a certificate of good standing (or certificate of similar meaning) with respect to each Credit Party issued as of a recent date by the applicable Secretary of State of the state of formation of such Credit Party and certificates of qualification to transact business or other comparable certificates issued as of a recent date by each Secretary of State (and any state department of taxation, as applicable) of each state in which such Credit Party is required to be so qualified and where failure to be so qualified could reasonably be expected to have a Material Adverse Effect;

(e) the Administrative Agent shall have received a certificate of incumbency signed by the Secretary or Assistant Secretary (or other individual performing similar functions) of each Credit Party with respect to each of the officers of such Credit Party authorized to execute and deliver the Credit Documents to which such Credit Party is a party and, in the case of the Borrower, authorized to execute and deliver on behalf of the Borrower Loan Notices;

(f) the Administrative Agent shall have received copies certified by the Secretary or Assistant Secretary (or other individual performing similar functions) of each Credit Party of (A) the by-laws or similar governing document of each Credit Party and (B) all corporate, limited liability company, partnership or other necessary action taken by such Credit Party to authorize the execution, delivery and performance of the Credit Documents to which it is a party;

(g) the Administrative Agent and the Lenders shall have been paid all fees due and payable on the Effective Date in connection herewith (including fees and expenses of counsel);

(h) Parent, the Borrower or any Subsidiary that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation shall, collectively, have delivered to the Administrative Agent, and any Lender requesting the same, one Beneficial Ownership Certification in relation to Parent, the Borrower or each such Subsidiary, in each case, at least five (5) Business Days prior to the Effective Date; and

(i) the Borrower and each other Credit Party shall have provided, at least five (5) Business Days prior to the Effective Date, all information requested by the Administrative Agent and each Lender in order to comply with applicable “know your customer” and anti-money laundering rules and regulations, including without limitation, the Patriot Act, to the extent requested in writing of the Borrower at least ten (10) days prior to the Effective Date.

4.02. Conditions to Funding Date.

The obligation of the Lenders to make the Loans hereunder is subject to the satisfaction of such of the following conditions (collectively, the “Funding Conditions”) on or prior to the Funding Date as shall not have been expressly waived in accordance with Section 9.01, with each delivery item set forth below in form and substance satisfactory to the Administrative Agent and each of the Lenders:

(a) either (i) the Merger shall be consummated substantially simultaneously with the funding of the Loans on the Funding Date in accordance in all material respects with the Merger Agreement, as the same may be amended, waived, supplemented or otherwise modified from time to time, except in any manner materially adverse to the Lenders or the Arrangers unless consented to in writing by the Lead Arranger (such consent not to be unreasonably withheld, conditioned or delayed), provided that (x) any decrease in the Special Distribution of up to ten percent (10%) shall not be materially adverse to the interests of the Lenders or the Arrangers so long as an amount equal to any decrease (including without limitation any decrease of less than 10%) is allocated to reduce the Loans on a dollar-for-dollar basis, (y) any increase in the Special Distribution shall not be materially adverse to the Lenders or the Arrangers so long as such increase is funded with additional equity contributions, and (z) any modification, amendment, consent or waiver to the definition of HR Material Adverse Effect (as defined in the Merger Agreement in effect on the date of the Commitment Letter) shall be deemed to be materially adverse to the interests of the Lenders and the Arrangers, or (ii) a Responsible Officer of Parent shall certify to the Administrative Agent that the Merger is expected to be consummated in accordance with the Merger Agreement within two Business Days following the Funding Date;

(b) since the date of the Merger Agreement, there shall not have occurred any HR Material Adverse Effect;

(c) the Administrative Agent shall have received duly executed Notes for the account of each Lender that requests Notes;

(d) the Administrative Agent shall have received a solvency certificate from the chief financial officer of Parent in the form attached hereto as Schedule 4.02;

(e) at the time of and upon giving effect to the effectiveness of the Facility and the borrowing and application of Loans thereunder on the Funding Date, and giving pro forma effect to the consummation of the Merger (including the Special Distribution), the Specified Representations shall be true and correct in all material respects (except to the extent already qualified by materiality or material adverse effect, in which case they shall be true and correct in all respects);

(f) at the time of and upon giving effect to the effectiveness of the Facility and the borrowing and application of Loans thereunder on the Funding Date, and giving pro forma effect to the consummation of the Merger (including the Special Distribution), the HR Merger Agreement Representations shall be true and correct in all respects as of the Funding Date;

(g) the Administrative Agent and the Lenders shall have been paid all fees due and payable on the Funding Date in connection herewith (including fees and expenses of counsel);

(h) there shall not exist any Event of Acceleration;

(i) Parent, the Borrower or any Subsidiary that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation shall, collectively, have delivered to the Administrative Agent, and any Lender requesting the same, one Beneficial Ownership Certification in relation to Parent, the Borrower or each such Subsidiary, in each case, at least five (5) Business Days prior to the Funding Date;

(j) the Borrower and each other Credit Party shall have provided, at least five (5) Business Days prior to the Funding Date, all information requested by the Administrative Agent and each Lender in order to comply with applicable “know your customer” and anti-money laundering rules and regulations, including without limitation, the Patriot Act, to the extent requested in writing of the Borrower at least ten (10) days prior to the Funding Date; and

(k) the Borrower shall have delivered a Borrowing Request to the Administrative Agent.

4.03. Conditions to Continuations and Conversions.

The obligation of any Lender to convert Loans from one Type to the other or continue Term Benchmark Loans is subject to the satisfaction of each of the following conditions on or prior to the proposed date of such conversion or continuation:

(a) the Borrower shall have delivered an Interest Election Request to the Administrative Agent;

(b) No Default or Event of Default shall have occurred and be continuing immediately before such conversion or continuation and no Default or Event of Default shall exist immediately thereafter; and

(c) The representations and warranties of the Parent and the Borrower made in or pursuant to the Credit Documents shall be true and correct in all material respects (or in the case of a representation or warranty qualified by materiality, true and correct in all respects) on and as of the date of such conversion or continuation, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall have been true and correct on such earlier date in all material respects (or in the case of a representation or warranty qualified by materiality, true and correct in all respects).

The continuation or conversion of Loans hereunder shall be deemed to be a representation and warranty by the Parent and the Borrower on the date thereof as to the facts specified in clauses (b) and (c) of this Section.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

Each of the Parent and the Borrower represents and warrants that:

5.01. Corporate Existence and Power.

The Parent, the Borrower and each of their respective Material Subsidiaries (a) is a corporation, partnership or limited liability company, as applicable, duly organized or formed, validly existing and in good standing under the laws of its jurisdiction of incorporation, has all organizational powers and all material governmental licenses, authorizations, consents and approvals required to own or lease its respective properties and to carry on its business as now being, and hereafter proposed to be, conducted and (b) is duly qualified as a foreign entity and in good standing, and authorized to do business, under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification or authorization, other than in such jurisdictions where the failure to be so qualified, authorized and in good standing would not, in the aggregate, have a Material Adverse Effect.

5.02. Corporate and Governmental Authorization; No Contravention.

The execution and delivery by the Borrower and each other Credit Party of the Credit Documents to which it is a party and the performance by the Borrower and each other Credit Party of their respective obligations thereunder (a) are within the corporate, limited liability company or partnership power of the Borrower or such other Credit Party, as applicable, (b) have been duly authorized by all necessary corporate, limited liability company or partnership action, as applicable, (c) require no action by or in respect of, or filing with, any governmental body, agency or official or other Person (except for any such action or filing that has been taken and is in full force and effect), (d) do not contravene, or constitute a default under, any provision of (i) applicable Law or regulation, (ii) the Organization Documents of the Borrower or such other Credit Party or (iii) any material agreement, judgment, injunction, order, decree or other material instrument binding upon the Borrower or such other Credit Party, and (e) do not result in the creation or imposition of any Lien on any asset of the Borrower or such other Credit Party other than Liens created pursuant to the Credit Documents.

5.03. Binding Effect.

The Credit Documents constitute valid and binding agreements of the Borrower and each other Credit Party which is a party to such Credit Documents, enforceable against the Borrower and such other Credit Parties in accordance with their respective terms, except as the same may be limited by bankruptcy, insolvency, and other similar laws affecting the rights of creditors generally and the availability of equitable remedies for the enforcement of certain obligations (other than the payment of principal) contained herein or therein and as may be limited by equitable principles generally.

5.04. Litigation.

Except as set forth on Schedule 5.04 attached hereto, there is no action, suit, proceeding or, to the knowledge of the Borrower, investigation pending against, or to the knowledge of the Borrower threatened against or affecting, the Parent, the Borrower or any of their respective Material Subsidiaries before any court or arbitrator or any governmental body, agency or official that would reasonably be expected to have a Material Adverse Effect.

5.05. Compliance with ERISA.

(a) Each Plan is in compliance in all material respects with the applicable provisions of ERISA, the Internal Revenue Code and other federal or state Laws. Each Plan that is intended to qualify under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the IRS or an application for such a letter is currently pending before the IRS with respect thereto and, to the best knowledge of the Borrower, nothing has occurred that would prevent, or cause the loss of, such qualification. The Parent, the Borrower and each ERISA Affiliate have made all required contributions to each Plan subject to Section 412 of the Internal Revenue Code, and no application for a funding waiver or an extension of any amortization period pursuant to Section 412 of the Internal Revenue Code has been made with respect to any Plan.

(b) There are no pending or, to the best knowledge of the Borrower, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan that could be reasonably be expected to have a Material Adverse Effect. There has been no prohibited transaction or, to the best knowledge of the Borrower, violation of the fiduciary responsibility rules with respect to any Plan that has resulted or could reasonably be expected to result in a Material Adverse Effect.

(c) (i) No ERISA Event has occurred or is reasonably expected to occur; (ii) no Pension Plan has any Unfunded Pension Liability; (iii) none of the Parent, the Borrower or any ERISA Affiliate has incurred, or reasonably expects to incur, any liability under Title IV of ERISA with respect to any Pension Plan (other than premiums due and not delinquent under Section 4007 of ERISA); (iv) neither the Borrower nor any ERISA Affiliate has incurred, or reasonably expects to incur, any liability (and no event has occurred that, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Sections 4201 or 4243 of ERISA with respect to a Multiemployer Plan; and (v) neither the Borrower nor any ERISA Affiliate has engaged in a transaction that could reasonably be expected to be subject to Sections 4069 or 4212(c) of ERISA.

5.06. Environmental Matters.

Except as set forth on Schedule 5.06 hereto:

(a) No written notice, notification, demand, request for information, citation, summons, complaint or order has been received by the Parent or the Borrower and to the knowledge of the Borrower, no penalty has been assessed and no investigation or review is pending or threatened by any governmental or other entity, (i) with respect to any alleged violation of any Environmental Laws in connection with the conduct of the Parent, the Borrower or any Material Subsidiary and relating to a Hazardous Substance or (ii) with respect to any alleged failure to have any permit, certificate, license, approval, registration or authorization required in connection with the conduct of the Parent, the Borrower or any Material Subsidiary relating to a Hazardous Substance or (iii) with respect to any generation, treatment, storage, recycling, transportation, disposal or release (including a release as defined in 42 U.S.C. Section 9601(22)) (“Release”) of any Hazardous Substance used by the Parent, the Borrower or any Material Subsidiary, which alleged violation, alleged failure to have any required permit, certificate, license, approval, or registration, or generation, treatment, storage, recycling, transportation, disposal or release, is reasonably likely to result in liability to the Parent, the Borrower or any Material Subsidiary in excess of $1,000,000 in any instance or $5,000,000 in the aggregate.

(b) (i) To the Borrower’s knowledge, there has been no Release of a Hazardous Substance at, on or under any property used by the Parent, the Borrower or any of their respective Material Subsidiaries or for which the Parent, the Borrower or any of their respective Material Subsidiaries would be liable, which Release, is reasonably likely to result in liability to the Parent, the Borrower or any of their respective Material Subsidiaries in excess of $1,000,000 in any instance or $5,000,000 in the aggregate; (ii) to the Borrower’s knowledge, none of the Parent, the Borrower or any of their respective Material Subsidiaries has, other than as a generator or in a manner not regulated or prohibited under the Environmental Laws, stored or treated any “hazardous waste” (as defined in 42 U.S.C. Section 6903(5)) on any property used by the Parent, the Borrower or any of their respective Material Subsidiaries or for which the Parent, the Borrower or any of their respective Material Subsidiaries would be liable, except for such storage or treatment which is not reasonably likely to result in liability to the Parent, the Borrower or any of their respective Material Subsidiaries in excess of $1,000,000 in any instance or $5,000,000 in the aggregate; and (iii) to the Borrower’s knowledge no polychlorinated biphenyl (“PCB”) in concentrations greater than 50 parts per million, friable asbestos, or underground storage tank (in use or abandoned) is at any property used by the Parent, the Borrower or any of their respective Material Subsidiaries or for which the Parent, the Borrower or any of their respective Material Subsidiaries would be liable, except for such PCBs, friable asbestos or underground storage tanks that are not reasonably likely to result in liability to the Parent, the Borrower or any of their respective Material Subsidiaries in excess of $1,000,000 in any instance or $5,000,000 in the aggregate.

(c) To the knowledge of the Borrower, neither the Parent, the Borrower nor any of their respective Material Subsidiaries has transported or arranged for the transportation (directly or indirectly) of any Hazardous Substance to any location which is listed under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), on the Comprehensive Environmental Response, Compensation and Liability Information System, as amended (“CERCLIS”), or on any similar state list or which is the subject of any federal state or local enforcement action or other investigation which may lead to claims for clean-up costs, remedial work, damages to natural resources or for personal injury claims, including, but not limited to, claims under CERCLA, that are reasonably likely to result in liability to the Parent, the Borrower or any of their respective Material Subsidiaries in excess of $1,000,000 in any instance or $5,000,000 in the aggregate.

(d) No written notification of a Release of a Hazardous Substance has been filed by or on behalf of the Parent, the Borrower or any of their respective Material Subsidiaries, which individually or in combination with other such Releases, is reasonably likely to result in liability for the Parent, the Borrower or any of their respective Material Subsidiaries in excess of $1,000,000 in any instance or $5,000,000 in the aggregate.

(e) There have been no environmental audits or similar investigations conducted by or which are in the possession of the Parent, the Borrower or any of their respective Material Subsidiaries in relation to any property used by the Parent, the Borrower or any of their respective Material Subsidiaries or for which the Parent, the Borrower or any of their respective Material Subsidiaries would be liable, which identify one or more environmental liabilities of the Parent, the Borrower or any of their respective Material Subsidiaries which are reasonably likely to exceed $1,000,000 in any instance or $5,000,000 in the aggregate.

5.07. Material Subsidiaries and Specified Affiliates.

Set forth on Schedule 5.07 hereto is a complete and accurate list of all of the Material Subsidiaries and Specified Affiliates of the Parent and the Borrower, showing as to each such Material Subsidiary and Specified Affiliates the jurisdiction of its organization, the number of shares of each class of capital stock or other equity interests outstanding and the percentage of the outstanding shares of each such class owned (directly or indirectly) by the Parent, the Borrower or any other Material Subsidiary of the Parent or the Borrower and the number of shares covered by all outstanding options, warrants, rights of conversion or purchase, and similar rights. All of the outstanding capital stock or other equity interests of all of such Material Subsidiaries identified in such Schedule 5.07 as being owned by the Parent, the Borrower or any of their respective Material Subsidiaries have been validly issued, are fully paid and nonassessable and are owned directly or indirectly by the Parent, the Borrower or any of their respective Material Subsidiaries, as the case may be, free and clear of all Liens other than a Lien described in and permitted by Section 6.07 hereof. The Borrower may provide periodic updates of the information in Schedule 5.07, which shall be deemed modified to include the updated information.

5.08. Not an Investment Company.

None of the Parent, the Borrower or any of their respective Material Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

5.09. Margin Stock.

No proceeds of any Loan will be used to purchase or carry any “margin stock” or to extend credit to others for the purpose of purchasing or carrying any “margin stock” in violation of Regulations U, T or X.

5.10. Compliance with Laws.

Except as set forth on Schedule 5.10 attached hereto and made a part hereof or as previously disclosed in writing to the Lenders prior to the date hereof, the Parent, the Borrower and each of their respective Material Subsidiaries is in compliance in all material respects with all applicable Law, rules and regulations (including, without limitation, Environmental Laws), and is not in violation of, or in default under, any term or provision of any charter, bylaw, mortgage, indenture, agreement, instrument, statute, rule, regulation, judgment, decree, order, writ or injunction applicable to it, except for any such non-compliance, violation, default or failure to comply which would not reasonably be expected to have a Material Adverse Effect.

5.11. Absence of Liens.

There are no Liens of any nature whatsoever on any properties or assets of the Parent, the Borrower or any of their respective Material Subsidiaries, except as otherwise permitted under Section 6.07 hereof.

5.12. Indebtedness.

Other than as set forth on Schedule 5.12 hereto, there is no material Indebtedness of the Parent, the Borrower and their Material Subsidiaries outstanding as of the date hereof.

5.13. Contingent Liabilities.

As of the Effective Date, other than as set forth on Schedule 5.13 there are no material contingent liabilities (other than contingent liabilities that constitute Funded Debt and material contingent liabilities arising out of customary indemnifications given by the Parent, the Borrower or their respective Material Subsidiaries to its officers and directors, its underwriters or its lenders) of the Parent, the Borrower or their respective Material Subsidiaries as of the date hereof.

5.14. Investments.

Set forth on Schedule 5.14 is a complete and accurate list, in all material respects, as of the date hereof of all Investments by the Parent, the Borrower or any of their respective Material Subsidiaries in any Person, other than investments by the Parent, the Borrower or any of their respective Material Subsidiaries in a Subsidiary or Specified Affiliate.

5.15. Solvency.

The Parent and its Subsidiaries, on a consolidated basis, are Solvent after giving effect to the transactions contemplated by the Credit Documents.

5.16. Taxes.

The Parent, the Borrower and their respective Material Subsidiaries have filed, or caused to be filed, all tax returns (federal, state, local and foreign) required to be filed and paid all amounts of taxes shown thereon to be due (including interest and penalties) and have paid all other taxes, fees, assessments and other governmental charges owing by them, except for such taxes (i) which are not yet delinquent or (ii) as are being contested in good faith and by proper proceedings, and against which adequate accruals are being maintained in accordance with GAAP. Neither the Parent nor the Borrower is aware of any proposed material tax assessments against it or any of their respective Material Subsidiaries.

5.17. REIT Status.

The Parent is taxed as a “real estate investment trust” within the meaning of Section 856(a) of the Internal Revenue Code.

5.18. Specified Affiliates.

Except as set forth on Schedule 5.07, there are no Specified Affiliates as of the date hereof.

5.19. Financial Condition.

Each of the financial statements described below (copies of which have been provided to the Administrative Agent for the benefit of the Lenders), have been prepared in accordance with GAAP throughout the periods covered thereby, present fairly in all material respects the financial condition and results from operations of the entities and for the periods specified, subject in the case of interim company-prepared statements to normal year-end adjustments:

(a) (i) annual audited consolidated balance sheet of the Parent and its Consolidated Subsidiaries dated as of December 31, 2021, together with related statements of income and cash flows certified by Deloitte & Touche LLP or other independent certified public accountants of nationally recognized standing and containing an opinion of such accountants; and (ii) annual audited consolidated balance sheet of HR and its Consolidated Subsidiaries dated as of December 31, 2021, together with related statements of income and cash flows certified by BDO USA, LLP or other independent certified public accountants of nationally recognized standing and containing an opinion of such accountants; and

(b) (i) interim company prepared consolidated balance sheet of the Parent and its Consolidated Subsidiaries dated as of March 31, 2022, together with related company prepared statements of income and cash flows (and, if the Funding Date has not occurred by August 19, 2022, such financials as of June 30, 2022) and (ii) interim company-prepared consolidated balance sheet of HR and its Consolidated Subsidiaries dated as of March 31, 2022, together with related company-prepared statements of income and cash flows 2022 (and, if the Funding Date has not occurred by August 19, 2022, such financials as of June 30, 2022); and

(c) the summary unaudited pro forma condensed combined financial information of the Parent and HR delivered to the Lead Arranger on March 7, 2022.

5.20. No Material Adverse Effect.

Since the date of the annual audited financial statements referenced in Section 5.19(a), there has been no circumstance, development or event relating to or affecting the Parent, the Borrower and their respective Material Subsidiaries which has had or is reasonably likely to have a Material Adverse Effect.

5.21. Accuracy and Completeness of Information.

All written information, reports and other papers and data (other than financial projections and other forward looking statements, and information of a general economic or industry-specific nature) furnished to the Administrative Agent or any Lender by, on behalf of, or at the direction of, the Parent, the Borrower, any other Credit Party or any other Subsidiary were, at the time the same were so furnished, complete and correct in all material respects, to the extent necessary to give the recipient a true and accurate knowledge of the subject matter, or, in the case of financial statements, present fairly, in accordance with GAAP consistently applied throughout the periods involved, the financial position of the Persons involved as at the date thereof and the results of operations for such periods (subject, as to interim statements, to changes resulting from normal year end audit adjustments and absence of full footnote disclosure). All financial projections and other forward looking statements prepared by or on behalf of the Parent, the Borrower, any other Credit Party or any other Subsidiary that have been or may hereafter be made available to the Administrative Agent or any Lender were or will be prepared in good faith based on reasonable assumptions. No fact is known to any Credit Party which has had, or may in the future have (so far as any Credit Party can reasonably foresee), a Material Adverse Effect which has not been set forth in the financial statements referred to in Section 5.19 or in such information, reports or other papers or data or otherwise disclosed in writing to the Administrative Agent and the Lenders. No document furnished or written statement made to the Administrative Agent or any Lender in connection with the negotiation, preparation or execution of, or pursuant to, this Credit Agreement or any of the other Credit Documents contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary in order to make the statements contained therein not misleading. As of the Effective Date, if applicable, the information contained in the Beneficial Ownership Certification is true and correct in all respects.

5.22. Anti-Corruption Laws and Sanctions; Anti-Money Laundering Laws.

(a) None of (i) the Parent, the Borrower, any Subsidiary, any of their respective directors, officers, or, to the knowledge of the Parent, the Borrower or such Subsidiary, any of their respective employees or Affiliates, or (ii) to the knowledge of Borrower, any agent or representative of Parent, the Borrower or any Subsidiary that will act in any capacity in connection with or benefit from the Credit Facility, (A) is a Sanctioned Person or currently the subject or target of any Sanctions, (B) is controlled by or is acting on behalf of a Sanctioned Person, (C) has its assets located in a Sanctioned Country, (D) is under administrative, civil or criminal investigation for an alleged violation of, or received notice from or made a voluntary disclosure to any governmental entity regarding a possible violation of, Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions by a governmental authority that enforces Sanctions or any Anti-Corruption Laws or Anti-Money Laundering Laws, or (E) directly or indirectly derives revenues from investments in, or transactions with, Sanctioned Persons.

(b) Each of the Parent, the Borrower and their respective Subsidiaries has implemented and maintains in effect policies and procedures reasonably designed to promote and achieve compliance by the Parent, the Borrower and their respective Subsidiaries and their respective directors, officers, employees, agents and Affiliates with applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions.

(c) Each of the Parent, the Borrower and their respective Subsidiaries, each director, officer, and to the knowledge of the Borrower, employee, agent and Affiliate of Parent, the Borrower and each such Subsidiary, is in compliance with applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions in all material respects.

(d) No proceeds of any Loan have been used, directly or (to the knowledge of the Borrower) indirectly, by the Parent, the Borrower, any of their respective Subsidiaries or any of its or their respective directors, officers, employees and agents in violation of Section 6.12.

ARTICLE VI

COVENANTS

Each of the Parent and the Borrower hereby covenants and agrees that until the Obligations, together with interest, fees and other obligations hereunder, have been paid in full (other than contingent indemnification, expense reimbursement or other contingent obligations for which no claim has been asserted), Parent and the Borrower shall, and shall cause their respective Subsidiaries to, perform and comply with the following covenants:

6.01. Information.

Parent and the Borrower will deliver to Administrative Agent for the benefit of the Lenders:

(a) within five (5) days following the date such information is filed with the SEC, but in any event no later than ninety-five (95) days after the end of each fiscal year of the Parent (beginning with the fiscal year ending December 31, 2022), a consolidated balance sheet of the Parent and its Subsidiaries as of the end of such fiscal year and the related consolidated statements of income and consolidated statement of cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, and, with respect to such financial information for the Parent and the Borrower, such consolidated statements shall be audited statements by BDO USA, LLP or other independent public accountants of nationally recognized standing and containing an opinion of such accountants, which opinion shall be without exception, qualification or limitation on scope of audit;

(b) within five (5) days following the date such information is filed with the SEC, but in any event no later than fifty (50) days after the end of each of the first three fiscal quarters of the Parent (beginning with the fiscal quarter ending June 30, 2022), a consolidated balance sheet of the Parent and its Subsidiaries as of the end of such quarter and the related consolidated statements of income and consolidated statement of cash flows for such quarter and for the portion of the Parent’s fiscal year ended at the end of such quarter, setting forth in each case in comparative form the figures for the corresponding quarter and the corresponding portion of the previous fiscal year, all certified (subject to normal adjustments) as to fairness of presentation and conformity with GAAP by the chief financial officer or treasurer of the Parent;

(c) simultaneously with the delivery of each set of financial statements referred to in clauses (a) and (b) of this Section, a certificate of the Parent, substantially in the form of Exhibit 6.01 (each, a “Compliance Certificate”), signed on behalf of the Parent by the chief financial officer or the treasurer of the Parent (i) stating whether, to such officer’s knowledge, there exists on the date of such certificate any Default and, if any Default then exists, setting forth the details thereof and the action that the Parent and/or the Borrower is taking or proposes to take with respect thereto, (ii) stating whether, since the date of the most recent financial statements previously delivered pursuant to clauses (a) or (b) of this Section, there has been a change in the GAAP applied in preparing the financial statements then being delivered from those applied in preparing the most recent audited financial statements so delivered which is material to the financial statements then being delivered and, if so, the effect on the financial covenants on account thereof and a reconciliation between calculation of the financial covenants before and after giving effect thereto, (iii) furnishing calculations demonstrating the compliance by the Parent and the Borrower of the financial covenants in Section 6.16 hereunder, (iv) attaching management’s summary of the results contained in such financial statements and (v) identifying the Borrower’s Debt Ratings then in effect;

(d) simultaneously with the delivery of each set of financial statements referred to in clause (a) above, a statement (addressed to the Administrative Agent for the benefit of the Lenders) of the firm of independent public accountants which reported on such statements whether anything has come to their attention to cause them to believe that any Default or Event of Default existed on the date of such statements;

(e) promptly, and in any event within five (5) Business Days after any officer obtains knowledge thereof, written notice of any change by a Ratings Service in its rating for the Borrower’s senior unsecured (non-credit enhanced) long term debt;

(f) within five (5) Business Days after any officer obtains knowledge of any Default or Event of Default, if such Default or Event of Default is then continuing, a certificate of Borrower, signed on behalf of Borrower by the chief financial officer or the treasurer of the Borrower, setting forth the details thereof and the action which the Borrower is taking or proposes to take with respect thereto;

(g) promptly upon the mailing thereof to the shareholders of the Parent generally, copies of all financial statements, reports and proxy statements so mailed;

(h) promptly upon the filing thereof, copies of all registration statements (other than the exhibits thereto and any registration statements on Form S-8 or its equivalent) and reports on Forms 10-K, 10-Q and 8-K (or their equivalents) which the Parent or the Borrower shall have filed with the SEC;

(i) promptly, and in any event within five (5) Business Days, after the occurrence of any ERISA Event, written notice of such ERISA Event;

(j) as soon as possible after any officer of the Borrower obtains knowledge of the commencement of, or of a material threat of the commencement of, an action, suit or proceeding against the Parent, the Borrower or any of their respective Subsidiaries before any court or arbitrator or any governmental body, agency or official in which there is a reasonable likelihood of an adverse decision which would, after the application of applicable insurance, result in a Material Adverse Effect;

(k) to the extent the information provided by the Borrower on Schedule 5.07 (Material Subsidiaries and Specified Affiliates), Schedule 5.12 (Indebtedness), Schedule 5.13 (Contingent Liabilities) and Schedule 5.14 (Investments) changes following the Effective Date, the Borrower will provide the Administrative Agent with updated information not less frequently than quarterly, and such Schedule 5.07 shall be deemed modified to include the applicable updated information;

(l) promptly after the Borrower has notified the Administrative Agent of its intention to treat any of the Loans or any related transaction as a “reportable transaction” (within the meaning of Treasury Regulation Section 1.6011-4), a duly completed copy of IRS Form 8886 or any successor form thereto;

(m) promptly, such information, certificates or documents as any Lender or the Administrative Agent may reasonably request in order for such Lender or the Administrative Agent to maintain compliance with the Patriot Act; and

(n) from time to time such additional information regarding the financial position or business of the Parent, the Borrower and their respective Subsidiaries, as the Administrative Agent or any Lender may reasonably request.

For purposes of the foregoing:

(i) during any period when GAAP requires that a Specified Affiliate of the Parent be accounted for as a Subsidiary for purposes of the consolidated financial statements of the Parent and its Subsidiaries, the term “Subsidiary” shall include a Specified Affiliate of the Parent for purposes of clauses (a) and (b) above; and

(ii) during any period when GAAP does not require that a Specified Affiliate of the Parent be accounted for as a Subsidiary for purposes of the consolidated financial statements of the Parent and its Subsidiaries, the terms “Subsidiary” shall not include a Specified Affiliate of the Parent for purposes of clauses (a) and (b) above and, if the Parent shall have any Specified Affiliates during any period covered by the financial statements delivered pursuant to clauses (a) or (b) above, the Parent and the Borrower shall deliver (A) financial statements of the character specified in clauses (a) and (b) above for such Specified Affiliates within the time periods set forth in clauses (a) and (b) above, and (B) on a combined basis, financial statements of the character specified in clauses (a) and (b) above for the Parent, its Subsidiaries and such Specified Affiliates accompanied by the opinions and certificates specified in clauses (b) and (c) above within the time periods set forth in clauses (a), (b) and (c) above.

As to any information contained in materials furnished pursuant to Section 6.01(h), the Borrower shall not be separately required to furnish such information under clauses (a) or (b) above, but the foregoing shall not be in derogation of the obligation of the Borrower to furnish the information and materials described in clauses (a) and (b) above at the times specified therein.

Documents required to be delivered pursuant to clauses (a), (b), (g) or (h) (to the extent any such documents are included in materials otherwise filed or furnished with the SEC) above may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which the Borrower posts such documents, or provides a link thereto on the Borrower’s website on the Internet at the website address listed on Schedule 9.02; or (ii) on which such documents are posted on the Borrower’s behalf on an Internet or intranet website, if any, to which each Lender and the Administrative Agent have access without charge (whether a commercial, third-party website or whether sponsored by the Administrative Agent); provided that: (i) upon the request of the Administrative Agent or any Lender, the Borrower shall deliver paper copies of such documents to such Administrative Agent or such Lender, respectively, until a written request to cease delivering paper copies is given by the Administrative Agent or such Lender, respectively, and (ii) the Borrower shall notify the Administrative Agent and each Lender (by telecopier or electronic mail) of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents. Notwithstanding anything contained herein, in every instance the Borrower shall be required to provide paper copies of the Compliance Certificates required by Section 6.01(c) to the Administrative Agent. Except for such Compliance Certificates, the Administrative Agent shall have no obligation to request the delivery or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Borrower with any such request for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

Each of the Parent and the Borrower hereby acknowledges that (a) the Administrative Agent will make available to the Lenders materials and/or information provided by or on behalf of the Parent and the Borrower hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on an Approved Electronic Platform and (b) certain of the Lenders (each, a “Public Lender”) may have personnel who do not wish to receive material non-public information with respect to the Parent, the Borrower or their respective Affiliates, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such Persons’ securities. Each of the Parent and the Borrower hereby agrees that (w) all Borrower Materials that are to be made available to Public Lenders shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” each of the Parent and the Borrower shall be deemed to have authorized the Administrative Agent and the Lenders to treat such Borrower Materials as not containing any material non- public information with respect to the Parent, the Borrower or their respective securities for purposes of United States Federal and state securities laws (provided, however, that to the extent such Borrower Materials constitute Confidential Information, they shall be treated as set forth in Section 9.08); (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Approved Electronic Platform designated “Public Side Information;” and (z) the Administrative Agent shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Approved Electronic Platform that is not designated “Public Side Information.”

6.02. Payment of Obligations.

Each of the Parent and the Borrower will pay and discharge, and will cause each of their respective Subsidiaries to pay and discharge, at or before maturity, or prior to expiration of applicable notice, grace and curative periods, all their respective material obligations and liabilities, including, without limitation, tax liabilities, except where the same may be contested in good faith by appropriate proceedings, and will maintain, and will cause each of their respective Subsidiaries to maintain, in accordance with GAAP, appropriate reserves for the accrual of any of the same.

6.03. Maintenance of Property; Insurance.

(a) Each of the Parent and the Borrower will keep, and will cause each of their respective Subsidiaries to keep, or will in the ordinary course of business cause the tenants of respective properties to keep, all property materially useful and necessary in its business in good working order and condition, ordinary wear and tear excepted and fire, casualty or condemnation excepted.

(b) Each of the Parent and the Borrower will maintain, and will cause each of their respective Subsidiaries to maintain, with financially sound and responsible insurance companies, insurance on all their respective properties in at least such amounts and against such risks (and with such risk retention) as are usually insured against in the same general area by companies of established repute engaged in the same or a similar business, and will furnish to the Lenders, upon request from the Administrative Agent, information presented in reasonable detail as to the insurance so carried. The insurance described in this Section 6.03 may be carried by the tenants under the respective tenant leases of such properties in lieu of by the Parent, the Borrower or their respective Subsidiaries so long as the Parent, the Borrower or the respective Subsidiary is named as loss payee and additional insured with respect to such insurance.

6.04. Conduct of Business and Maintenance of Existence.

Each of the Parent and the Borrower will continue, and will cause each Subsidiary to continue, to engage in business of the same general type as now conducted by the Parent, the Borrower and each of their respective Subsidiaries, and will preserve, renew and keep in full force and effect, and will cause each of their respective Subsidiaries to preserve, renew and keep in full force and effect their respective organizational existences and, with respect to the Parent and the Borrower, their respective jurisdictions of organization shall remain in the United States (except with the written consent of the Administrative Agent and each Lender) and, except for any such rights, privileges and franchises the failure to preserve which would not in the aggregate have a Material Adverse Effect; provided that nothing in this Section 6.04 shall prohibit (a) the merger of a Subsidiary into Parent or the Borrower or the merger or consolidation of any Subsidiary with or into another Person if the corporation surviving such consolidation or merger is a Wholly Owned Consolidated Subsidiary of the Parent and if, in each case, after giving effect thereto, no Default or Event of Default shall have occurred and be continuing and a responsible officer of the Borrower shall deliver to the Administrative Agent an officer’s certificate representing that after giving effect to the transaction (i) the Parent and the Borrower are in compliance with the terms of the Credit Agreement on a pro forma basis and (ii) no Default or Event of Default shall then exist, (b) the termination of the corporate existence of any Subsidiary or the discontinuation of any line of business of the Parent, the Borrower or any of their respective Subsidiaries if the Borrower in good faith determines that such termination is in the best interest of the Parent, the Borrower or such Subsidiary, as the case may be, and is not materially disadvantageous to the Lenders, (c) the HR Contribution or (d) the HR Conversion.

6.05. Compliance with Laws.

(a) Each of the Parent and the Borrower will comply, and cause each of their respective Subsidiaries to comply, in all material respects with all applicable Law, ordinances, rules, regulations, and requirements of governmental authorities (including, without limitation, Environmental Laws and ERISA and the rules and regulations thereunder) the failure to comply with which would reasonably be expected to have a Material Adverse Effect, except where the necessity of compliance therewith is contested in good faith by appropriate proceedings.

(b) Each of the Parent and the Borrower will (i) maintain in effect and enforce policies and procedures designed to ensure compliance by the Parent, the Borrower, their respective Subsidiaries and their respective directors, officers, employees and agents with all Anti-Corruption Laws, Anti-Money Laundering Laws and applicable Sanctions, (ii) notify the Administrative Agent and each Lender that previously received a Beneficial Ownership Certification, if any, of any change in the information provided in the Beneficial Ownership Certification that would result in a change to the list of beneficial owners identified therein and (iii) promptly upon the reasonable request of the Administrative Agent or any Lender, provide the Administrative Agent or such Lender, as the case may be, any information or documentation requested by it for purposes of complying with the Beneficial Ownership Regulation.

6.06. Inspection of Property, Books and Records.

Each of the Parent and the Borrower will keep, and will cause each of their respective Subsidiaries to keep, proper books of record and account in which full, true and correct entries shall be made of all material dealings and transactions in relation to its business and activities; and, except to the extent prohibited by applicable Law, rule, regulations or orders, will permit, and will cause each of their respective Subsidiaries to permit, representatives of the Administrative Agent or any Lender at such Person’s expense (which expense shall not be subject to reimbursement by the Borrower hereunder except in the case of the Administrative Agent while an Event of Default exists) to visit and inspect any of their respective properties (subject to the rights of tenants in possession thereof and to any limitations on the inspection rights of the Parent or the Borrower in connection therewith), to examine and make abstracts from any of their respective books and records and to discuss their respective affairs, finances and accounts with their respective officers, employees and independent public accountants, upon reasonable prior written notice to the Borrower, all at such reasonable times and as often as may reasonably be desired, without unreasonable interference to the business operations of the Parent, the Borrower or their respective Subsidiaries; provided, however, that no such notice shall be required by the Administrative Agent while an Event of Default exists.

6.07. Negative Pledge.

Each of the Parent and the Borrower will not, and will not permit any of their respective Subsidiaries to create, assume or suffer to exist any Lien on any asset now owned or hereafter acquired by it, except:

(a) Liens pursuant to any Credit Document securing the Obligations hereunder;

(b) Liens in favor of a Lender or any of its Affiliates pursuant to a Swap Contract permitted hereunder, but only to the extent that (i) the obligations under such Swap Contract are permitted under Section 6.10, (ii) such Liens are on the same collateral that secures the Obligations, and (iii) the obligations under such Swap Contract and the Obligations share pari passu in the collateral subject to such Liens;

(c) mortgage Liens to the extent not prohibited, both before and after giving effect thereto on a pro forma basis, by the provisions of the financial covenants set out in Section 6.16;

(d) Liens for taxes not yet due or that are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP;

(e) carriers’, landlords,’ sublandlords’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business that are not overdue for a period of more than thirty (30) days or that are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person;

(f) pledges or deposits in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation, other than any Lien imposed by ERISA;

(g) deposits to secure the performance of bids, trade contracts and leases (other than Indebtedness), statutory obligations, surety bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(h) easements, rights-of-way, restrictions and other similar encumbrances (including zoning restrictions) affecting real property that, in the aggregate, are not material in amount, and that do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the applicable Person;

(i) Liens of a judgment debtor securing judgments for the payment of money not constituting an Event of Default under Section 7.01(k) or securing appeal or other surety bonds related to such judgments;

(j) Liens securing reimbursement obligations with respect to trade letters of credit issued in the ordinary course of business, provided that such Liens attach only to the assets being acquired with the proceeds of such letters of credit;

(k) any Lien arising out of the refinancing, extension, renewal or refunding of any Indebtedness secured by any Lien, to the extent that such Lien is permitted by any of the foregoing clauses of this Section, and provided that such Indebtedness is not increased and is not secured by any additional assets;

(l) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodities brokerage accounts incurred in the ordinary course of business, or (iii) in favor of a banking or other financial institution arising as a matter of Law or under customary general terms and conditions encumbering deposits or other funds maintained with a financial institution (including the right of set-off) and that are within the general parameters customary in the banking industry or arising pursuant to such banking institution’s general terms and conditions;

(m) Liens arising from precautionary Uniform Commercial Code (or equivalent statutes) financing statements or similar public filings;

(n) Liens (i) solely on any cash earnest money deposits made by the Borrower or any of Borrower’s other Subsidiaries in connection with any letter of intent or purchase agreement or (ii) consisting of an agreement to dispose of any property;

(o) the rights of tenants and landlords under leases (including ground leases), subleases, licenses or other use agreements, managers under management agreements or franchisors under franchise agreements, in each case, not interfering in any material respect with the ordinary conduct of business of such Person; and

(p) Liens securing Indebtedness of any Subsidiary or Specified Affiliate owing to the Borrower.

6.08. Consolidations and Mergers.

Each of the Parent and the Borrower will not, and will not permit any of their respective Subsidiaries to, consolidate or merge with or into any Person except as may be permitted in accordance with Section 6.04.

6.09. Creation of Subsidiaries.

Each of Parent and the Borrower will not, and will not permit any of their respective Subsidiaries to, create any Subsidiary except for the creation of a Wholly Owned Subsidiary of the Borrower or a Specified Affiliate provided that (i) such Subsidiary or Specified Affiliate is organized under the laws of a jurisdiction within the United States of America and (ii) no Default or Event of Default exists immediately prior to or after the creation of such Subsidiary or Specified Affiliate.

6.10. Incurrence and Existence of Debt.

Each of the Parent and the Borrower will not, and will not permit any of their respective Subsidiaries to, incur, assume or permit to exist any Indebtedness, except:

(a) Indebtedness of the Borrower and its Subsidiaries under the Credit Documents;

(b) Indebtedness outstanding on the date hereof and listed on Schedule 5.12 and any refinancings, refundings, renewals or extensions thereof; provided that the amount of such Indebtedness is not increased at the time of such refinancing, refunding, renewal or extension except by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such refinancing and by an amount equal to any existing commitments unutilized thereunder;

(c) Support Obligations of the Borrower or any of its Subsidiaries in respect of Indebtedness otherwise permitted hereunder;

(d) obligations (contingent or otherwise) of the Borrower or any of its Subsidiaries existing or arising under any Swap Contract, provided that (i) such obligations are (or were) entered into by such Person in the ordinary course of business for the purpose of directly mitigating risks associated with liabilities, commitments, investments, assets, or property held or reasonably anticipated by such Person, or changes in the value of securities issued by such Person, and not for purposes of speculation or taking a “market view”; and (ii) such Swap Contract does not contain any provision exonerating the non-defaulting party from its obligation to make payments on outstanding transactions to the defaulting party;

(e) publicly issued or privately placed Funded Debt of the Borrower issued or placed after the Effective Date, provided that the final maturity thereof shall not be prior to the Maturity Date;

(f) Funded Debt of the Borrower or any of its Subsidiaries secured by mortgage liens, provided that, while an Event of Default exists, no additional Funded Debt of the Borrower or any of its Subsidiaries secured by mortgage liens shall be incurred;

(g) unsecured inter-company Indebtedness between and among the Borrower and its Subsidiaries, provided that any such Indebtedness under this subsection (g) owing by a Credit Party shall be subordinated in writing to the Obligations on terms acceptable to the Administrative Agent;

(h) Indebtedness of the Borrower incurred through the issuance of short-term unsecured commercial paper notes in an aggregate principal amount at any one time outstanding that would not violate the covenants set forth in Section 6.16 hereof;

(i) Indebtedness under the Combined Facility and any refinancings, refundings, renewals or extensions thereof; provided that the amount of such Indebtedness is not increased at the time of such refinancing, refunding, renewal or extension except by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such refinancing and by an amount equal to any existing commitments unutilized thereunder; and

(j) on and after the Merger Closing Date, the unsecured notes of HR issued or placed pursuant to that certain Indenture dated as of May 15, 2001, and any exchanges thereof for unsecured notes issued by the Borrower; provided that the amount of such Indebtedness is not increased at the time of such exchange except by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such exchange;

provided, that in the case of Indebtedness incurred under clauses (e) through (h), immediately after giving effect to the incurrence or assumption thereof on a pro forma basis, the Parent, the Borrower and the other members of the Consolidated Group shall be in compliance with the terms of this Credit Agreement, including the financial covenants hereunder.

6.11. Transactions with Affiliates.

Each of the Parent and the Borrower will not, and will not permit any Subsidiary to, enter into directly or indirectly any material transaction or material group of related transactions (including without limitation the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate (other than the Borrower), except in the ordinary course and pursuant to the reasonable requirements of the Borrower’s, the Parent’s or such Subsidiary’s business and upon fair and reasonable terms no less favorable to the Borrower, the Parent or such Subsidiary than would be obtainable in a comparable arm’s-length transaction with a Person that is not an Affiliate.

6.12. Use of Proceeds.

The Loans hereunder will be used to finance all or a portion of the Special Distribution in the event that the net proceeds to Parent from the sale of certain assets of Parent and its Subsidiaries pursuant to and in accordance with Section 6.22 of the Merger Agreement are insufficient to pay the full amount of the Special Distribution. No proceeds of any Loan will be used (x) to purchase or carry any “margin stock” or to extend credit to others for the purpose of purchasing or carrying any “margin stock” in violation of Regulations U, T or X. The Borrower will not request any Loan and the Parent and the Borrower shall not use, and shall ensure that the Subsidiaries and its or their respective directors, officers, employees and agents shall not use, the proceeds of any Loan, directly or to Borrower’s knowledge indirectly, (i) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws or any Anti-Money Laundering Laws, (ii) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country or (iii) in any manner that would result in the violation of any Sanctions applicable to any party hereto.

6.13. Organization Documents.

Subject to changes, including any dissolutions permitted pursuant to this Credit Agreement, (a) each of the Parent and the Borrower will not, and will not permit any of their respective Subsidiaries to, amend its Organization Documents in any manner which could materially adversely affect the rights of the Lenders under the Credit Documents or their ability to enforce the same (it being agreed that the HR Conversion, the HR Contribution and other transactions related thereto shall be permitted hereunder); and (b) the Parent will not amend its Organization Documents in a manner which would permit a single shareholder (as determined for purposes hereof pursuant to the attribution provisions of Section 544 of the Internal Revenue Code as modified by Section 856 of the Internal Revenue Code) to own more than 30% of the outstanding stock in Parent.

6.14. [Reserved].

6.15. [Reserved].

6.16. Financial Covenants.

The Parent and the Borrower will not:

(a) Consolidated Leverage Ratio. Permit the Consolidated Leverage Ratio at any time to be greater than 60%; provided, however, that if such ratio is greater than 60% but is not greater than 65%, then the Parent and the Borrower shall be deemed to be in compliance with this subsection (a) so long as (i) the Parent or a Subsidiary of the Parent completed a Material Acquisition during the quarter in which such ratio first exceeded 60%, (ii) such ratio does not exceed 60% at any time after the three fiscal quarters immediately following the fiscal quarter in which such Material Acquisition was completed, (iii) the Parent and the Borrower have not maintained compliance with this subsection (a) in reliance on this proviso more than one time during the term of this Credit Agreement and (iv) such ratio is not greater than 65% at any time.

(b) Consolidated Secured Leverage Ratio. Permit the Consolidated Secured Leverage Ratio at any time to be greater than 30%; provided, however, that if such amount is greater than 30% but is not greater than 40%, then the Parent and the Borrower shall be deemed to be in compliance with this subsection (b) so long as (i) the Parent or a Subsidiary of the Parent completed a Material Acquisition during the quarter in which such ratio first exceeded 30%, (ii) such ratio does not exceed 30% at any time after the three fiscal quarters immediately following the fiscal quarter in which such Material Acquisition was completed, (iii) the Parent and the Borrower have not maintained compliance with this subsection (b) in reliance on this proviso more than one time during the term of this Credit Agreement and (iv) such ratio is not greater than 40% at any time.

(c) Consolidated Unencumbered Leverage Ratio. Permit the Consolidated Unencumbered Leverage Ratio at any time to be greater than 60%; provided, however, that if such ratio is greater than 60% but is not greater than 65%, then the Parent and the Borrower shall be deemed to be in compliance with this subsection (c) so long as (i) the Parent or a Subsidiary of the Parent completed a Material Acquisition during the quarter in which such ratio first exceeded 60%, (ii) such ratio does not exceed 60% at any time after the three fiscal quarters immediately following the fiscal quarter in which such Material Acquisition was completed, (iii) the Parent and the Borrower have not maintained compliance with this subsection (c) in reliance on this proviso more than one time during the term of this Credit Agreement and (iv) such ratio is not greater than 65% at any time.

(d) Consolidated Fixed Charge Coverage Ratio. Permit the Consolidated Fixed Charge Coverage Ratio as of the end of any fiscal quarter to be less than 1.50:1.0.

(e) Consolidated Unsecured Coverage Ratio. Permit the Consolidated Unsecured Coverage Ratio as of the end of any fiscal quarter to be less than 1.75:1.0.

(f) [Reserved].

6.17. Specified Affiliates.

The Borrower will give the Administrative Agent prompt notice of any Subsidiary of the Parent that to the Borrower’s knowledge becomes a Specified Affiliate subsequent to the Effective Date.

6.18. REIT Status.

The Parent will continue to meet the requirements of Section 857(a) of the Internal Revenue Code and regulations thereunder.

6.19. Leases.

Each of the Parent and the Borrower will not modify or amend any lease where the Parent or the Borrower is the lessor thereunder if such modification or amendment would have a Material Adverse Effect on the Borrower.

6.20. Favorable Treatment.

The Borrower will not permit any of its Subsidiaries to issue, have outstanding, or give any guaranty or pledge of collateral (other than in connection with financing as permitted under Section 6.10(f) hereof) in respect of, any other Indebtedness, unless such Subsidiary shall also give an equal and ratable guaranty and pledge of collateral of the loans and obligations hereunder (in substantially the form attached as Exhibit 6.20 or such other form as may be reasonably acceptable to the Administrative Agent and the Required Lenders) and become a Subsidiary Guarantor hereunder, without prejudice to any Event of Default that may arise under Section 6.07; provided, however, that notwithstanding anything to the contrary herein, (x) this Section 6.20 shall not apply to HR until the second Business Day following the Merger Closing Date and (y) Indebtedness of HR permitted by Section 6.10(j) that is outstanding in an aggregate amount not in excess of $250,000,000 shall not require HR to become a Subsidiary Guarantor hereunder. In addition, within two (2) Business Days following the Merger Closing Date, the Parent and the Borrower shall cause the HR Contribution to have been effectuated. If at any time the requirements set forth in the immediately preceding sentence of this Section 6.20 are not satisfied, HR shall be required to become a Guarantor by executing and delivering the HR Guaranty to the Administrative Agent; provided that, upon the consummation of the HR Contribution, so long as no Event of Default has occurred and is continuing or would occur after giving effect thereto, the HR Guaranty shall be deemed automatically released (without any other action by the Administrative Agent or any other Person) unless HR is otherwise required to be a Subsidiary Guarantor pursuant to the first sentence of this paragraph. With respect to any Subsidiary required to deliver a Guaranty pursuant to this Section 6.20, (i) the Borrower shall deliver to the Administrative Agent the items that would have been delivered under Sections 4.01(b), 4.01(c), 4.01(d), 4.01(e) and 4.01(f) if such Subsidiary had been a Credit Party on the Effective Date and (ii) with respect to any such Subsidiary that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, the Borrower shall deliver to the Administrative Agent, and any Lender requesting the same, a Beneficial Ownership Certification with respect to such Subsidiary at least five (5) Business Days prior to the effective date of the Guaranty.

6.21. Limitations on Parent.

For so long as this Agreement is in effect, and so long as the Parent is not a Guarantor, (i) the Parent shall directly own at least 95% of the Capital Stock of the Borrower, (ii) the Parent’s assets shall consist solely of Capital Stock of the Borrower or any Wholly Owned Subsidiaries whose assets consist solely of direct or indirect Capital Stock in the Borrower (provided, that the Parent may (A) have cash in an amount not to exceed $5,000,000, (B) have other assets of nominal value incidental to its ownership of such Capital Stock, (C) maintain assets on a temporary or pass-through basis that are held for subsequent payment of dividends or for contribution to any Subsidiary, (D) have contract rights related to the Parent’s status as a public company, (E) own the Capital Stock of Merger Sub prior to the consummation of the Merger and (F) own the Capital Stock of HR prior to the HR Contribution) and (iii) neither the Parent nor any Wholly Owned Subsidiaries whose assets consist solely of direct or indirect Capital Stock in the Borrower (each a “Parent Entity”) shall have any liabilities other than liabilities that would be reflected in consolidated financial statements of the Borrower (provided, that any Parent Entity may have (1) other liabilities incidental to its status as a publicly traded REIT and not constituting liabilities in respect of Indebtedness for borrowed money, including liabilities associated with employment contracts, employee benefit matters, indemnification obligations pursuant to purchase and sale agreements and banker engagement letters in connection with transactions permitted under this Agreement and (2) liabilities solely relating to the issuance of Capital Stock of the Parent Entity arising pursuant to any merger, purchase, acquisition or other similar agreements in connection with transactions permitted under Section 6.08, in each case other than liabilities constituting Indebtedness. If at any time the requirements set forth in this Section 6.21 are not satisfied, the Parent shall be required become a Guarantor by executing and delivering a Guaranty to the Administrative Agent.

6.22. Limitation on Certain Agreements.

Each of the Parent and the Borrower will not, and will not permit their respective Subsidiaries to, enter into, assume or otherwise become subject to any agreement (i) restricting their ability to grant a lien on their property (except with respect to (A) those properties which are the subject of mortgage financing permitted under Section 6.10(f) hereof, so long as such restrictions do not prohibit the granting of liens on any property other than the applicable property securing the Funded Debt permitted under Section 6.10(f)), (B) the sale of a Subsidiary or assets pending such sale; provided that in any such case the restrictions apply only to the Subsidiary or the assets that are the subject of such sale, or (C) any agreement (including, without limitation, the Combined Facility) that evidences unsecured Indebtedness which contains restrictions on encumbering property that are substantially similar to those restrictions contained in this Agreement or the other Credit Documents) or (ii) restricting the ability of the Subsidiaries to give a guaranty of the loans and obligations hereunder, in each case other than the Combined Facility.

6.23. Merger, HR Contribution and HR Conversion.

Immediately following (a) the consummation of the Merger, the Borrower shall deliver to the Administrative Agent (i) a certificate of merger certified by the Secretary of State for the State of Maryland reflecting the merger of HR with and into Merger Sub with HR as the surviving entity and (ii) articles of incorporation or other comparable organizational instrument of HR (giving effect to the Merger) certified by the Secretary or Assistant Secretary of the Borrower, (b) the consummation of the HR Conversion, the Borrower shall deliver to the Administrative Agent the limited liability company agreement of HR, and (c) the consummation of the HR Contribution, the Borrower shall deliver to the Administrative Agent evidence of such consummation of the HR Contribution reasonably satisfactory to the Administrative Agent.

ARTICLE VII

EVENTS OF DEFAULT AND REMEDIES

7.01. Events of Default.

The occurrence of any of the following events shall constitute an event of default hereunder (individually, an “Event of Default” and collectively the “Events of Default”):

(a) The Borrower shall fail to pay (i) when due any principal of any Loan (including any payment required by Section 2.07) or (ii) within five (5) days after the same shall become due, any interest on any Obligation or any fees or any other amount payable hereunder;

(b) Default by the Parent or the Borrower in the due performance or observance of any term, covenant or agreement contained in Section 6.01(f), 6.04 (solely with respect to the continued existence of the Parent or the Borrower) or any of Section 6.07 through 6.22, inclusive;

(c) The Parent, the Borrower or any other Credit Party shall fail to observe or perform any covenant or agreement contained in any Credit Document (other than those covered by clause (a) or (b) above) for thirty (30) days after the earlier of a responsible officer of the Borrower becoming aware of such failure or written notice of such failure shall have been given to the Borrower by the Administrative Agent;

(d) Any representation, warranty, certification or statement made or deemed made by the Parent, the Borrower or any other Credit Party in any Credit Document or in any certificate, financial statement or other document delivered pursuant thereto shall prove to have been incorrect in any material respect when made (or deemed made);

(e) The Borrower, the Parent or any of their respective Material Subsidiaries shall fail to make any payment in respect of any Indebtedness (other than the Obligations) in an aggregate amount in excess of $50,000,000 when due and such failure shall continue beyond any applicable grace period;

(f) Any event or condition shall occur which would cause or permit the acceleration of the maturity of any Indebtedness (other than the Obligations) of the Borrower, the Parent or any Material Subsidiary in an aggregate amount in excess of $50,000,000 or enables the holder of such Indebtedness or any Person acting on such holder’s behalf to accelerate the maturity thereof;

(g) The Borrower, the Parent or any Material Subsidiary of the Borrower or the Parent shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due, or shall take any corporate, limited liability company or partnership action to authorize any of the foregoing;

(h) An involuntary case or other proceeding shall be commenced against the Borrower, the Parent or any Material Subsidiary of the Borrower or Parent seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of thirty (30) days; or an order for relief shall be entered against the Borrower, the Parent or any Material Subsidiary of the Borrower or the Parent under the federal bankruptcy laws as now or hereafter in effect;

(i) The Borrower, the Parent or any Material Subsidiary of the Borrower or Parent shall admit in writing its inability to pay its debts as and when they fall due;

(j) (i) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan that has resulted or could reasonably be expected to result in liability of a Credit Party under Title IV of ERISA to the Pension Plan, Multiemployer Plan or the PBGC in an aggregate amount in excess of $20,000,000, or (ii) a Credit Party or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of $20,000,000;

(k) An uninsured, final, unappealable judgment or order for the payment of money in excess of $50,000,000 shall be rendered against the Borrower, the Parent or any of the Material Subsidiaries and such judgment or order shall continue unsatisfied and unstayed for a period of thirty (30) days;

(l) (i) The voting interests in any Specified Affiliate shall be held by a Person other than a director, officer or employee of the Parent or the Borrower, (ii) the Borrower shall fail to own substantially all of the economic interest in any Specified Affiliate and the remainder of such economic interest shall be held by a Person other than directors, officers and/or employees or (iii) a Specified Affiliate shall engage in any of the actions or activities that are limited or restricted by Article VI hereof;

(m) Except as to any Guarantor which is dissolved, released or merged or consolidated out of existence as the result of or in connection with a dissolution, merger or consolidation permitted by Section 6.04, any guaranty of the loans and obligations hereunder or any material provision thereof shall cease to be in full force and effect, or any Guarantor or any Person acting by or on behalf of such Guarantor shall deny or disaffirm such Guarantor’s obligations under such guaranty, or any Guarantor shall default in the due performance or observance of any term, covenant or agreement on its part to be performed or observed pursuant to any guaranty;

(n) The occurrence of a Change of Control;

(o) Any Credit Party shall (or shall attempt to) disavow, revoke or terminate any Credit Document or any Fee Letter to which it is a party or shall otherwise challenge or contest in any action, suit or proceeding in any court or before any Governmental Authority the validity or enforceability of any Credit Document or any Fee Letter or any Credit Document or any Fee Letter shall cease to be in full force and effect (except as a result of the express terms thereof or the express written agreement of the parties thereto);

(p) An Event of Default under and as defined in the Combined Facility shall have occurred; or

(q) The Merger Closing Date shall not occur within two Business Days following the Funding Date;

then, and in every such event, the Administrative Agent shall during the continuance of such Event of Default (i) if requested by the Required Lenders, by notice to the Borrower terminate the Commitments if not already terminated, (ii) if requested by the Required Lenders, by notice to the Borrower declare the principal of, and all accrued interest on, the Loans and all other amounts payable by the Borrower hereunder to be, and such Loans and amounts shall thereupon become, immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower, and (iii) take such other actions as are directed by the Required Lenders; provided that in the case of any Event of Acceleration, without any notice to the Borrower or any other act by the Administrative Agent or any Lender, the Commitments, if not already terminated, shall automatically terminate and the principal of, and all accrued interest on, the Loans and all other amounts payable by the Borrower hereunder shall automatically become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; and provided further that the Administrative Agent may terminate the Commitments, if not already terminated, and declare the Loans and Obligations hereunder immediately due and payable without prior notice to or the consent of the Lenders where it determines such action is warranted and appropriate based on the facts and circumstances. Subject to the request or direction of the Required Lenders as provided above, the Administrative Agent shall have the exclusive right to enforce the remedies available under this Credit Agreement during the continuance of any Event of Default hereunder.

7.02. Application of Funds.

After the exercise of remedies provided for in Section 7.01 (or after the Loans have automatically become immediately due and payable), any amounts received on account of the Obligations (whether as a result of the exercise of the right of set off pursuant to Section 9.09 or otherwise) shall be applied by the Administrative Agent in the following order:

First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including Attorney Costs and amounts payable under Article III) payable to the Administrative Agent in its capacity as such;

Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal and interest) payable to the Lenders (including Attorney Costs and amounts payable under Article III), ratably among the Lenders in proportion to the amounts described in this clause Second payable to them;

Third, to payment of that portion of the Obligations constituting accrued and unpaid interest on the Loans, ratably among the Lenders in proportion to the respective amounts described in this clause Third payable to them;

Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Loans, ratably among such parties in proportion to the respective amounts described in this clause Fourth held by them; and

Last, the balance, if any, after all of the Obligations have been indefeasibly paid in full (other than contingent indemnification, expense reimbursement obligations and other contingent obligations for which no claim has been asserted), to the Borrower or as otherwise required by Law.

ARTICLE VIII

ADMINISTRATIVE AGENT

8.01. Authorization and Action.

(a) Each Lender hereby irrevocably appoints the entity named as Administrative Agent in the heading of this Credit Agreement and its successors and assigns to serve as the administrative agent under the Credit Documents and each Lender authorizes the Administrative Agent to take such actions as agent on its behalf and to exercise such powers under this Credit Agreement and the other Credit Documents as are delegated to the Administrative Agent under such agreements and to exercise such powers as are reasonably incidental thereto. Without limiting the foregoing, each Lender hereby authorizes the Administrative Agent to execute and deliver, and to perform its obligations under, each of the Credit Documents to which the Administrative Agent is a party, and to exercise all rights, powers and remedies that the Administrative Agent may have under such Credit Documents.

(b) As to any matters not expressly provided for herein and in the other Credit Documents (including enforcement or collection), the Administrative Agent shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the written instructions of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, pursuant to the terms in the Credit Documents), and, unless and until revoked in writing, such instructions shall be binding upon each Lender; provided, however, that the Administrative Agent shall not be required to take any action that (i) the Administrative Agent in good faith believes exposes it to liability unless the Administrative Agent receives an indemnification and is exculpated in a manner satisfactory to it from the Lenders with respect to such action or (ii) is contrary to this Credit Agreement or any other Credit Document or applicable law, including any action that may be in violation of the automatic stay under any requirement of law relating to bankruptcy, insolvency or reorganization or relief of debtors or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any requirement of law relating to bankruptcy, insolvency or reorganization or relief of debtors; provided, further, that the Administrative Agent may seek clarification or direction from the Required Lenders prior to the exercise of any such instructed action and may refrain from acting until such clarification or direction has been provided. Except as expressly set forth in the Credit Documents, the Administrative Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to Parent, the Borrower, any Subsidiary or any Affiliate of any of the foregoing that is communicated to or obtained by the Person serving as Administrative Agent or any of its Affiliates in any capacity. Nothing in this Credit Agreement shall require the Administrative Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(c) In performing its functions and duties hereunder and under the other Credit Documents, the Administrative Agent is acting solely on behalf of the Lenders (except in limited circumstances expressly provided for herein relating to the maintenance of the Register), and its duties are entirely mechanical and administrative in nature. Without limiting the generality of the foregoing:

(i) the Administrative Agent does not assume and shall not be deemed to have assumed any obligation or duty or any other relationship as the agent, fiduciary or trustee of or for any Lender other than as expressly set forth herein and in the other Credit Documents, regardless of whether a Default or an Event of Default has occurred and is continuing (and it is understood and agreed that the use of the term “agent” (or any similar term) herein or in any other Credit Document with reference to the Administrative Agent is not intended to connote any fiduciary duty or other implied (or express) obligations arising under agency doctrine of any applicable law, and that such term is used as a matter of market custom and is intended to create or reflect only an administrative relationship between contracting parties); additionally, each Lender agrees that it will not assert any claim against the Administrative Agent based on an alleged breach of fiduciary duty by the Administrative Agent in connection with this Credit Agreement and/or the transactions contemplated hereby; and

(ii) nothing in this Credit Agreement or any Credit Document shall require the Administrative Agent to account to any Lender for any sum or the profit element of any sum received by the Administrative Agent for its own account.

(d) The Administrative Agent may perform any of its duties and exercise its rights and powers hereunder or under any other Credit Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any of their respective duties and exercise their respective rights and powers through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities pursuant to this Credit Agreement. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agent except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub-agent.

(e) None of any Syndication Agent, any Documentation Agent or any Arranger shall have obligations or duties whatsoever in such capacity under this Credit Agreement or any other Credit Document and shall incur no liability hereunder or thereunder in such capacity, but all such persons shall have the benefit of the indemnities provided for hereunder.

(f) In case of the pendency of any proceeding with respect to any Credit Party under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, the Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:

(i) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent (including any claim under Sections 2.08, 2.09, 3.01, 3.04 and 9.04) allowed in such judicial proceeding; and

(ii) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due to it, in its capacity as the Administrative Agent, under the Credit Documents (including under Section 9.04). Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

(g) The provisions of this Article are solely for the benefit of the Administrative Agent and the Lenders, and, except solely to the extent of the Borrower’s rights to consent pursuant to and subject to the conditions set forth in this Article, none of Parent, the Borrower or any Subsidiary, or any of their respective Affiliates, shall have any rights as a third party beneficiary under any such provisions.

8.02. Administrative Agent’s Reliance, Limitation of Liability, Etc.

(a) Neither the Administrative Agent nor any of its Related Parties shall be (i) liable for any action taken or omitted to be taken by such party, the Administrative Agent or any of its Related Parties under or in connection with this Credit Agreement or the other Credit Documents (x) with the consent of or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith to be necessary, under the circumstances as provided in the Credit Documents) or (y) in the absence of its own gross negligence or willful misconduct (such absence to be presumed unless otherwise determined by a court of competent jurisdiction by a final and non-appealable judgment) or (ii) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Credit Party or any officer thereof contained in this Credit Agreement or any other Credit Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Credit Agreement or any other Credit Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Credit Agreement or any other Credit Document (including, for the avoidance of doubt, in connection with the Administrative Agent’s reliance on any Electronic Signature transmitted by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page) or for any failure of any Credit Party to perform its obligations hereunder or thereunder.

(b) The Administrative Agent shall be deemed not to have knowledge of any (i) notice of any of the events or circumstances set forth or described in Section 6.01 unless and until written notice thereof stating that it is a “notice under Section 6.01” in respect of this Credit Agreement and identifying the specific clause under said Section is given to the Administrative Agent by the Borrower, or (b) notice of any Default or Event of Default unless and until written notice thereof (stating that it is a “notice of Default” or a “notice of an Event of Default”) is given to the Administrative Agent by the Borrower or a Lender. Further, the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (A) any statement, warranty or representation made in or in connection with any Credit Document, (B) the contents of any certificate, report or other document delivered thereunder or in connection therewith, (C) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Credit Document or the occurrence of any Default or Event of Default, (D) the sufficiency, validity, enforceability, effectiveness or genuineness of any Credit Document or any other agreement, instrument or document, or (E) the satisfaction of any condition set forth in Article IV or elsewhere in any Credit Document, other than to confirm receipt of items (which on their face purport to be such items) expressly required to be delivered to the Administrative Agent or satisfaction of any condition that expressly refers to the matters described therein being acceptable or satisfactory to the Administrative Agent.

(c) Without limiting the foregoing, the Administrative Agent (i) may treat the payee of any promissory note as its holder until such promissory note has been assigned in accordance with Section 9.07, (ii) may rely on the Register to the extent set forth in Section 9.07, (iii) may consult with legal counsel (including counsel to the Borrower), independent public accountants and other experts selected by it, and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts, (iv) makes no warranty or representation to any Lender and shall not be responsible to any Lender for any statements, warranties or representations made by or on behalf of any Credit Party in connection with this Credit Agreement or any other Credit Document, (v) in determining compliance with any condition hereunder to the making of a Loan, that by its terms must be fulfilled to the satisfaction of a Lender, may presume that such condition is satisfactory to such Lender unless the Administrative Agent shall have received notice to the contrary from such Lender sufficiently in advance of the making of such Loan and (vi) shall be entitled to rely on, and shall incur no liability under or in respect of this Credit Agreement or any other Credit Document by acting upon, any notice, consent, certificate or other instrument or writing (which writing may be a fax, any electronic message, Internet or intranet website posting or other distribution) or any statement made to it orally or by telephone and believed by it to be genuine and signed or sent or otherwise authenticated by the proper party or parties (whether or not such Person in fact meets the requirements set forth in the Credit Documents for being the maker thereof).

8.03. Posting of Communications.

(a) Each of Parent and the Borrower agrees that the Administrative Agent may, but shall not be obligated to, make any Communications available to the Lenders by posting the Communications on IntraLinks™, DebtDomain, SyndTrak, ClearPar or any other electronic platform chosen by the Administrative Agent to be its electronic transmission system (the “Approved Electronic Platform”).

(b) Although the Approved Electronic Platform and its primary web portal are secured with generally-applicable security procedures and policies implemented or modified by the Administrative Agent from time to time (including, as of the Effective Date, a user ID/password authorization system) and the Approved Electronic Platform is secured through a per-deal authorization method whereby each user may access the Approved Electronic Platform only on a deal-by-deal basis, each of the Lenders, Parent and the Borrower acknowledges and agrees that the distribution of material through an electronic medium is not necessarily secure, that the Administrative Agent is not responsible for approving or vetting the representatives or contacts of any Lender that are added to the Approved Electronic Platform, and that there may be confidentiality and other risks associated with such distribution. Each of the Lenders, Parent and the Borrower hereby approves distribution of the Communications through the Approved Electronic Platform and understands and assumes the risks of such distribution.

(c) THE APPROVED ELECTRONIC PLATFORM AND THE COMMUNICATIONS ARE PROVIDED “AS IS” AND “AS AVAILABLE”. THE APPLICABLE PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE COMMUNICATIONS, OR THE ADEQUACY OF THE APPROVED ELECTRONIC PLATFORM AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS OR OMISSIONS IN THE APPROVED ELECTRONIC PLATFORM AND THE COMMUNICATIONS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY THE APPLICABLE PARTIES IN CONNECTION WITH THE COMMUNICATIONS OR THE APPROVED ELECTRONIC PLATFORM. IN NO EVENT SHALL THE ADMINISTRATIVE AGENT, ANY ARRANGER, ANY DOCUMENTATION AGENT, ANY SYNDICATION AGENT OR ANY OF THEIR RESPECTIVE RELATED PARTIES (COLLECTIVELY, “APPLICABLE PARTIES”) HAVE ANY LIABILITY TO ANY CREDIT PARTY, ANY LENDER OR ANY OTHER PERSON OR ENTITY FOR DAMAGES OF ANY KIND, INCLUDING DIRECT OR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES (WHETHER IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF ANY CREDIT PARTY’S OR THE ADMINISTRATIVE AGENT’S TRANSMISSION OF COMMUNICATIONS THROUGH THE INTERNET OR THE APPROVED ELECTRONIC PLATFORM.

“Communications” means, collectively, any notice, demand, communication, information, document or other material provided by or on behalf of any Credit Party pursuant to any Credit Document or the transactions contemplated therein which is distributed by the Administrative Agent or any Lender by means of electronic communications pursuant to this Section, including through an Approved Electronic Platform.

(d) Each Lender agrees that notice to it (as provided in the next sentence) specifying that Communications have been posted to the Approved Electronic Platform shall constitute effective delivery of the Communications to such Lender for purposes of the Credit Documents. Each Lender agrees (i) to notify the Administrative Agent in writing (which could be in the form of electronic communication) from time to time of such Lender’s email address to which the foregoing notice may be sent by electronic transmission and (ii) that the foregoing notice may be sent to such email address.

(e) Each of the Lenders, Parent and the Borrower agrees that the Administrative Agent may, but (except as may be required by applicable law) shall not be obligated to, store the Communications on the Approved Electronic Platform in accordance with the Administrative Agent’s generally applicable document retention procedures and policies.

(f) Nothing herein shall prejudice the right of the Administrative Agent or any Lender to give any notice or other communication pursuant to any Credit Document in any other manner specified in such Credit Document.

8.04. The Administrative Agent Individually.

With respect to its Commitment and Loans, the Person serving as the Administrative Agent shall have and may exercise the same rights and powers hereunder and is subject to the same obligations and liabilities as and to the extent set forth herein for any other Lender. The terms “Lenders”, “Required Lenders” and any similar terms shall, unless the context clearly otherwise indicates, include the Administrative Agent in its individual capacity as a Lender or as one of the Required Lenders, as applicable. The Person serving as the Administrative Agent and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of banking, trust or other business with, Parent, the Borrower, any Subsidiary or any Affiliate of any of the foregoing as if such Person was not acting as the Administrative Agent and without any duty to account therefor to the Lenders.

8.05. Successor Administrative Agent.

(a) The Administrative Agent may resign at any time by giving 30 days’ prior written notice thereof to the Lenders and the Borrower, whether or not a successor Administrative Agent has been appointed. Upon any such resignation, the Required Lenders shall have the right to appoint a successor Administrative Agent. If no successor Administrative Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within 30 days after the retiring Administrative Agent’s giving of notice of resignation, then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent, which shall be a bank with an office in New York, New York or an Affiliate of any such bank. In either case, such appointment shall be subject to the prior written approval of the Borrower (which approval may not be unreasonably withheld and shall not be required while an Event of Default has occurred and is continuing). Upon the acceptance of any appointment as Administrative Agent by a successor Administrative Agent, such successor Administrative Agent shall succeed to, and become vested with, all the rights, powers, privileges and duties of the retiring Administrative Agent. Upon the acceptance of appointment as Administrative Agent by a successor Administrative Agent, the retiring Administrative Agent shall be discharged from its duties and obligations under this Credit Agreement and the other Credit Documents. Prior to any retiring Administrative Agent’s resignation hereunder as Administrative Agent, the retiring Administrative Agent shall take such action as may be reasonably necessary to assign to the successor Administrative Agent its rights as Administrative Agent under the Credit Documents.

(b) Notwithstanding paragraph (a) of this Section, in the event no successor Administrative Agent shall have been so appointed and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its intent to resign, the retiring Administrative Agent may give notice of the effectiveness of its resignation to the Lenders and the Borrower, whereupon, on the date of effectiveness of such resignation stated in such notice, (i) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Credit Documents; and (ii) the Required Lenders shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent; provided that (A) all payments required to be made hereunder or under any other Credit Document to the Administrative Agent for the account of any Person other than the Administrative Agent shall be made directly to such Person and (B) all notices and other communications required or contemplated to be given or made to the Administrative Agent shall directly be given or made to each Lender. Following the effectiveness of the Administrative Agent’s resignation from its capacity as such, the provisions of this Article and Section 9.04, as well as any exculpatory, reimbursement and indemnification provisions set forth in any other Credit Document, shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent.

8.06. Acknowledgements of Lenders.

(a) Each Lender represents and warrants that (i) the Credit Documents set forth the terms of a commercial lending facility, (ii) it is engaged in making, acquiring or holding commercial loans and in providing other facilities set forth herein as may be applicable to such Lender, in each case in the ordinary course of business, and not for the purpose of purchasing, acquiring or holding any other type of financial instrument (and each Lender agrees not to assert a claim in contravention of the foregoing), (iii) it has, independently and without reliance upon the Administrative Agent, any Arranger, any Syndication Agent, any Documentation Agent or any other Lender, or any of the Related Parties of any of the foregoing, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Credit Agreement as a Lender, and to make, acquire or hold Loans hereunder and (iv) it is sophisticated with respect to decisions to make, acquire and/or hold commercial loans and to provide other facilities set forth herein, as may be applicable to such Lender, and either it, or the Person exercising discretion in making its decision to make, acquire and/or hold such commercial loans or to provide such other facilities, is experienced in making, acquiring or holding such commercial loans or providing such other facilities. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent, any Arranger any Syndication Agent, any Documentation Agent or any other Lender, or any of the Related Parties of any of the foregoing, and based on such documents and information (which may contain material, non-public information within the meaning of the United States securities laws concerning Parent, the Borrower and their respective Affiliates) as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Credit Agreement, any other Credit Document or any related agreement or any document furnished hereunder or thereunder.

(b) Each Lender, by delivering its signature page to this Credit Agreement on the Effective Date, or delivering its signature page to an Assignment and Assumption or any other Credit Document pursuant to which it shall become a Lender hereunder, shall be deemed to have acknowledged receipt of, and consented to and approved, each Credit Document and each other document required to be delivered to, or be approved by or satisfactory to, the Administrative Agent or the Lenders on the Effective Date.

(c) (i) Each Lender hereby agrees that (x) if the Administrative Agent notifies such Lender that the Administrative Agent has determined in its sole discretion that any funds received by such Lender from the Administrative Agent or any of its Affiliates (whether as a payment, prepayment or repayment of principal, interest, fees or otherwise; individually and collectively, a “Payment”) were erroneously transmitted to such Lender (whether or not known to such Lender), and demands the return of such Payment (or a portion thereof), such Lender shall promptly, but in no event later than two Business Days thereafter, return to the Administrative Agent the amount of any such Payment (or portion thereof) as to which such a demand was made in same day funds, together with interest thereon in respect of each day from and including the date such Payment (or portion thereof) was received by such Lender to the date such amount is repaid to the Administrative Agent at the greater of the NYFRB Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect, and (y) to the extent permitted by applicable law, such Lender shall not assert, and hereby waives, as to the Administrative Agent, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Payments received, including without limitation any defense based on “discharge for value” or any similar doctrine. A notice of the Administrative Agent to any Lender under this Section 8.06(c) shall be conclusive, absent manifest error.

(ii) Each Lender hereby further agrees that if it receives a Payment from the Administrative Agent or any of its Affiliates (x) that is in a different amount than, or on a different date from, that specified in a notice of payment sent by the Administrative Agent (or any of its Affiliates) with respect to such Payment (a “Payment Notice”) or (y) that was not preceded or accompanied by a Payment Notice, it shall be on notice, in each such case, that an error has been made with respect to such Payment. Each Lender agrees that, in each such case, or if it otherwise becomes aware a Payment (or portion thereof) may have been sent in error, such Lender shall promptly notify the Administrative Agent of such occurrence and, upon demand from the Administrative Agent, it shall promptly, but in no event later than one Business Day thereafter, return to the Administrative Agent the amount of any such Payment (or portion thereof) as to which such a demand was made in same day funds, together with interest thereon in respect of each day from and including the date such Payment (or portion thereof) was received by such Lender to the date such amount is repaid to the Administrative Agent at the greater of the NYFRB Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect.

(iii) Parent, the Borrower and each other Credit Party hereby agrees that (x) in the event an erroneous Payment (or portion thereof) are not recovered from any Lender that has received such Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights of such Lender with respect to such amount and (y) an erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by Parent, the Borrower or any other Credit Party.

(iv) Each party’s obligations under this Section 8.06(c) shall survive the resignation or replacement of the Administrative Agent or any transfer of rights or obligations by, or the replacement of, a Lender, the termination of the Commitments or the repayment, satisfaction or discharge of all Obligations under any Credit Document.

8.07. Certain ERISA Matters.

(a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, and not, for the avoidance of doubt, to or for the benefit of Parent, the Borrower or any other Credit Party, that at least one of the following is and will be true:

(i) such Lender is not using “plan assets” (within the meaning of Section 3(42) of ERISA or otherwise) of one or more Benefit Plans with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments or this Credit Agreement,

(ii) the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Credit Agreement,

(iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Commitments and this Credit Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Commitments and this Credit Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Credit Agreement, or

(iv) such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b) In addition, unless either (1) sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or (2) a Lender has provided another representation, warranty and covenant in accordance with sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and not, for the avoidance of doubt, to or for the benefit of Parent, the Borrower or any other Credit Party, that the Administrative Agent is not a fiduciary with respect to the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Credit Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Credit Agreement, any Credit Document or any documents related hereto or thereto).

ARTICLE IX

MISCELLANEOUS

9.01. Amendments, Etc.

No amendment or waiver of, or any consent to deviation from, any provision of this Credit Agreement or any other Credit Document shall be effective unless in writing and signed by the Parent, the Borrower and the other Credit Parties, as the case may be, and except as expressly provided herein below, the Required Lenders (or the Administrative Agent for and on behalf of the Required Lenders at their direction) and acknowledged by the Administrative Agent, and each such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which it is given; provided, however, that:

(a) no such amendment, waiver or consent shall be effective without the written consent of each Lender directly affected thereby (whose consent shall be sufficient therefore without the consent of the Required Lenders) where the effect would be to:

(i) extend or increase any Commitment of a Lender (or reinstate any Commitment terminated pursuant to Section 7.01 or otherwise), it being understood that the amendment or waiver of an Event of Default shall not be considered an increase in Commitments,

(ii) waive non-payment or postpone any date fixed by this Credit Agreement or any other Credit Document for any payment of principal, interest, fees or other amounts due to any Lender hereunder or under any other Credit Document,

(iii) reduce the principal of, or the rate of interest specified herein on, any Loan, or any fees or other amounts payable hereunder or under any other Credit Document; provided, however, that only the consent of the Required Lenders shall be necessary (A) to amend the definition of “Default Rate” or to waive any obligation of the Borrower to pay interest at the Default Rate, or (B) to amend any financial covenant hereunder (or any defined term used therein) even if the effect of such amendment would be to reduce the rate of interest on any Loan or to reduce any fee payable hereunder,

(iv) change Section 2.17, Section 7.02 or any other provision of this Credit Agreement regarding pro rata sharing or pro rata funding with respect to (A) the making of advances (including participations), (B) the manner of application of payments or prepayments of principal, interest, or fees, or (C) the manner of reduction of commitments and committed amounts,

(v) change any provision of this Section 9.01(a) or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to amend, waive or otherwise modify any rights hereunder or make any determination or grant any consent hereunder,

(vi) release all or substantially all of the Guarantors, if any, from their obligations hereunder (other than as provided herein or as appropriate in connection with transactions permitted hereunder), or

(vii) change the payment waterfall provisions of Section 2.14(b) or 7.02;

(b) [reserved];

(c) [reserved];

(d) unless also agreed to by the Administrative Agent, no such amendment, waiver or consent shall be effective without the written consent of the Administrative Agent where the effect would be to affect the rights or duties of the Administrative Agent under this Credit Agreement or any other Credit Document;

(e) [reserved];

(f) [reserved];

(g) notwithstanding the foregoing, the Administrative Agent may, without the consent of any Lender, enter into amendments or modifications to this Credit Agreement or any of the other Credit Documents to effectuate Benchmark Replacement Conforming Changes;

and provided further, that notwithstanding anything to the contrary contained herein, (i) no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that other than as provided in Section 9.15:

(A) the Commitments of such Defaulting Lender may not be increased and the principal amount of the Loans of such Defaulting Lender may not be decreased, and

(B) the rate of interest for such Defaulting Lender may not be decreased (except as expressly provided in clause (a)(iii) above) and the pro rata sharing and funding provisions referenced in clause (a)(iv) above may not be changed, in either case in a way that would affect the Defaulting Lender more adversely than the other affected Lenders, without, in any such case, the consent of such Defaulting Lender,

(ii) each Lender is entitled to vote as such Lender sees fit on any bankruptcy or insolvency reorganization plan that affects the Loans, (iii) each Lender acknowledges that the provisions of Section 1126(c) of the Bankruptcy Code supersede the unanimous consent provisions set forth herein, (iv) the Required Lenders may consent to allow a Credit Party to use cash collateral in the context of a bankruptcy or insolvency proceeding, and (v) each Fee Letter may be amended, or rights or privileges thereunder waived, in a writing executed only by the parties thereto.

9.02. Notices and Other Communications.

(a) Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in subsection (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or delivered to the applicable address, facsimile number or electronic mail address, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i) if to the Parent, the Borrower or the Administrative Agent, to the address, facsimile number, electronic mail address or telephone number specified for such Person on Schedule 9.02; and

(ii) if to any other Lender, to the address, facsimile number, electronic mail address or telephone number specified in its Administrative Questionnaire.

Notices and other communications sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices and other communications sent by facsimile or other form of electronic transmission shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices and other communications delivered through electronic communications to the extent provided in subsection (b) below, shall be effective as provided in such subsection (b).

(b) Electronic Communications. Notices and other communications to the Lenders hereunder may be delivered or furnished by using Approved Electronic Platforms pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender pursuant to Article II if such Lender has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c) [Reserved].

(d) Change of Address, Etc. Each of the Parent, the Borrower and the Administrative Agent may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the other parties hereto. Each other Lender may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the Borrower and the Administrative Agent. In addition, each Lender agrees to notify the Administrative Agent from time to time to ensure that the Administrative Agent has on record (i) an effective address, contact name, telephone number, telecopier number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender. Furthermore, each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the “Private Side Information” or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender’s compliance procedures and applicable Law, including United States Federal and state securities Laws, to make reference to Borrower Materials that are not made available through the “Public Side Information” portion of the Platform and that may contain material non-public information with respect to the Borrower or its securities for purposes of United States Federal or state securities laws.

(e) Reliance by Administrative Agent and Lenders. The Administrative Agent and the Lenders shall be entitled to rely and act upon any notices (including telephonic Loan Notices) purportedly given by or on behalf of the Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrower shall indemnify the Administrative Agent, each Lender and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrower. All telephonic notices to and other telephonic communications with the Administrative Agent may be recorded by the Administrative Agent, and each of the parties hereto hereby consents to such recording.

9.03. No Waiver; Cumulative Remedies.

No failure by any Lender or the Administrative Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Law.

Notwithstanding anything to the contrary contained herein or in any other Credit Document, the authority to enforce rights and remedies hereunder and under the other Credit Documents against the Credit Parties or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent in accordance with Section 7.01 for the benefit of all the Lenders; provided, however, that the foregoing shall not prohibit (a) the Administrative Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Administrative Agent) hereunder and under the other Credit Documents, (b) [intentionally omitted], (c) any Lender from exercising setoff rights in accordance with Section 9.09 (subject to the terms of Section 2.12), or (d) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Credit Party under any Debtor Relief Law; and provided, further, that if at any time there is no Person acting as Administrative Agent hereunder and under the other Credit Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to Section 7.01 and (ii) in addition to the matters set forth in clauses (b), (c) and (d) of the preceding proviso and subject to Section 2.12, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

9.04. Expenses; Limitation of Liability; Indemnity, Etc.

(a) Expenses. The Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent, in connection with the syndication of the credit facilities provided for herein, the preparation and administration of this Credit Agreement and the other Credit Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated) and (ii) all out-of-pocket expenses incurred by the Administrative Agent or any Lender, including the fees, charges and disbursements of any counsel for the Administrative Agent or any Lender, in connection with the enforcement or protection of its rights in connection with this Credit Agreement and the other Credit Documents, including its rights under this Section, or in connection with the Loans made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans.

(b) Limitation of Liability. To the extent permitted by applicable law (i) Parent, the Borrower and each Credit Party shall not assert, and Parent, the Borrower and each Credit Party hereby waives, any claim against the Administrative Agent, any Arranger, any Syndication Agent, any Documentation Agent and any Lender, and any Related Party of any of the foregoing Persons (each such Person being called a “Lender-Related Person”) for any Liabilities arising from the use by others of information or other materials (including, without limitation, any personal data) obtained through telecommunications, electronic or other information transmission systems (including the Internet), and (ii) no party hereto shall assert, and each such party hereby waives, any Liabilities against any other party hereto, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Credit Agreement, any other Credit Document, or any agreement or instrument contemplated hereby or thereby, the transactions contemplated hereby, any Loan or the use of the proceeds thereof; provided that, nothing in this Section 9.04(b) shall relieve Parent, the Borrower or any other Credit Party of any obligation it may have to indemnify an Indemnitee, as provided in Section 9.04(c), against any special, indirect, consequential or punitive damages asserted against such Indemnitee by a third party.

(c) Indemnity. The Borrower shall indemnify the Administrative Agent, each Arranger, each Syndication Agent, each Documentation Agent and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all Liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of this Credit Agreement, any other Credit Document, or any agreement or instrument contemplated hereby or thereby, (ii) the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby, (iii) any Loan or the use of the proceeds therefrom, (iv) any actual or alleged presence or release of Hazardous Substances on or from any property owned or operated by Parent, the Borrower or any Subsidiary, or any Environmental Liability related in any way to Parent, the Borrower or any Subsidiary, or (iv) any actual or prospective Proceeding relating to any of the foregoing, whether or not such Proceeding is brought by Parent, the Borrower or any other or any Subsidiary Party or their respective equity holders, Affiliates, creditors or any other third Person and whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such Liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted primarily from the gross negligence or willful misconduct of such Indemnitee or (y) result from a dispute among Indemnitees (other than disputes involving the Administrative Agent in its capacity or in fulfilling its role as such and any claims arising out of any act or omission on the part of the Parent, the Borrower or any Subsidiary thereof). This Section 9.04(c) shall not apply with respect to Taxes other than any Taxes that represent losses, claims or damages arising from any non-Tax claim.

(d) Lender Reimbursement. Each Lender severally agrees to pay any amount required to be paid by the Borrower under paragraphs (a), (b) or (c) of this Section 9.04 to the Administrative Agent and each Related Party of any of the Administrative Agent (each, an “Agent-Related Person”) (to the extent not reimbursed by the Borrower and without limiting the obligation of the Borrower to do so), ratably according to their respective Credit Percentage in effect on the date on which such payment is sought under this Section (or, if such payment is sought after the date upon which the Commitments shall have terminated and the Loans shall have been paid in full, ratably in accordance with such Credit Percentage immediately prior to such date), and agrees to indemnify and hold each Agent-Related Person harmless from and against any and all Liabilities and related expenses, including the fees, charges and disbursements of any kind whatsoever that may at any time (whether before or after the payment of the Loans) be imposed on, incurred by or asserted against such Agent-Related Person in any way relating to or arising out of the Commitments, this Credit Agreement, any of the other Credit Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by such Agent-Related Person under or in connection with any of the foregoing; provided that the unreimbursed expense or Liability or related expense, as the case may be, was incurred by or asserted against such Agent-Related Person in its capacity as such; provided further that no Lender shall be liable for the payment of any portion of such Liabilities, costs, expenses or disbursements that are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted primarily from such Agent-Related Party’s gross negligence or willful misconduct. The agreements in this Section shall survive the termination of this Credit Agreement and the payment of the Loans and all other amounts payable hereunder.

(e) Payments. All amounts due under this Section 9.04 shall be payable promptly after written demand therefor.

9.05. [Reserved].

9.06. Payments Set Aside.

To the extent that any payment by or on behalf of the Borrower is made to the Administrative Agent or any Lender, or the Administrative Agent or any Lender exercises its right of set-off, and such payment or the proceeds of such set-off or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Administrative Agent or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such set-off had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share of any amount so recovered from or repaid by the Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the NYFRB Rate from time to time in effect.

9.07. Successors and Assigns.

(a) Successors and Assigns Generally. The provisions of this Credit Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of subsection (b) of this Section, (ii) by way of participation in accordance with the provisions of subsection (d) of this Section, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of subsection (f) of this Section (and, subject to the last sentence of the immediately following subsection (b), any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Credit Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Credit Agreement.

(b) Assignments by Lenders. Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Credit Agreement (including all or a portion of its Commitments and the Loans at the time owing to it); provided that any such assignment shall be subject to the following conditions:

(i) Minimum Amounts.

(A) in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment or Loan at the time owing to it or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B) in any case not described in subsection (b)(i)(A) of this Section, the aggregate amount of the Commitment or, if such Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date, shall not be less than $2,500,000, unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed); provided, however, that if, after giving effect to such assignment, the amount of the Commitment held by such assigning Lender or the outstanding principal balance of the Loans of such assigning Lender, as applicable, would be less than $2,500,000, then such assigning Lender shall assign the entire amount of its Commitment or Loan, as applicable, at the time owing to it; provided, further, however, that concurrent assignments to members of an Assignee Group and concurrent assignments from members of an Assignee Group to a single Eligible Assignee (or to an Eligible Assignee and members of its Assignee Group) will be treated as a single assignment for purposes of determining whether such minimum amount has been met.

(ii) Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Credit Agreement with respect to the Loan or the Commitment assigned;

(iii) Required Consents. No consent shall be required for any assignment except to the extent required by subsection (b)(i)(B) of this Section and, in addition:

(A) the consent of the Borrower (such consent not to be unreasonably withheld or delayed) shall be required unless (1) an Event of Default has occurred and is continuing at the time of such assignment or (2) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund; provided that the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within 5 Business Days after having received notice thereof;

(B) the consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required for assignments in respect of any Commitment or Loan if such assignment is to a Person that is not a Lender, an Affiliate of such Lender or an Approved Fund with respect to such Lender;

(C) [Intentionally Omitted]; and

(D) [Intentionally Omitted].

(iv) Assignment and Assumption. The parties to each assignment shall execute and deliver to the Administrative Agent (x) an Assignment and Assumption or (y) to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to an Approved Electronic Platform as to which the Administrative Agent and the parties to the Assignment and Assumption are participants, together with a processing and recordation fee in the amount of $3,500; provided, however, that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment. The assignee, if it is not a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire. If requested by the transferor Lender or the assignee Lender, upon the consummation of any assignment, the transferor Lender, the Administrative Agent and the Borrower shall make appropriate arrangements so that new Notes are issued to the assignee Lender and such transferor Lender, as appropriate.

(v) No Assignment to Certain Persons. No such assignment shall be made to (A) the Parent, the Borrower or any of their respective Affiliates or Subsidiaries or (B) to any Defaulting Lender or any of its Subsidiaries, or to any Person who, upon becoming a Lender hereunder, would constitute any of the foregoing Persons described in this clause (B).

(vi) No Assignment to Natural Persons. No such assignment shall be made to a natural person.

(vii) Certain Additional Payments. In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the applicable pro rata share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent and each other Lender hereunder (and interest accrued thereon), and (y) acquire (and fund as appropriate) its full pro rata share of all Loans in accordance with its Credit Percentage (determined assuming each Lender had funded its Loan in full). Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable Law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Credit Agreement until such compliance occurs.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to subsection (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Credit Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Credit Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Credit Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Credit Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 3.01, 3.04, 3.05 and 9.04 with respect to facts and circumstances occurring prior to the effective date of such assignment; provided, that expect to the extent otherwise expressly agreed by the affected parties, no assignment by a Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender having been a Defaulting Lender. Any assignment or transfer by a Lender of rights or obligations under this Credit Agreement that does not comply with this subsection shall be treated for purposes of this Credit Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with subsection (d) of this Section.

(c) Register. The Administrative Agent, acting solely for this purpose as a non-fiduciary agent of the Borrower, shall maintain at the Administrative Agent’s Office a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive in the absence of manifest error, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Credit Agreement. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

Upon its receipt of (x) a duly completed Assignment and Assumption executed by an assigning Lender and an assignee or (y) to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to an Approved Electronic Platform as to which the Administrative Agent and the parties to the Assignment and Assumption are participants, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in clause (iv) of this Section 9.07(b) and any written consent to such assignment required by clause (iii) of this

Section 9.07(b), the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register; provided that if either the assigning Lender or the assignee shall have failed to make any payment required to be made by it pursuant to Section 2.11(c) or 9.04(d), the Administrative Agent shall have no obligation to accept such Assignment and Assumption and record the information therein in the Register unless and until such payment shall have been made in full, together with all accrued interest thereon. No assignment shall be effective for purposes of this Credit Agreement unless it has been recorded in the Register as provided in this paragraph.

(d) Participations. Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural person or the Borrower or any of the Borrower’s Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Credit Agreement (including all or a portion of its Commitments and/or the Loans owing to it); provided that (i) such Lender’s obligations under this Credit Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Credit Agreement.

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce such Lender’s rights under this Credit Agreement (subject to Section 9.03) and to approve any amendment, modification or waiver of any provision of this Credit Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in the first proviso to Section 9.01 that affects such Participant. Subject to subsection (e) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.01, 3.04 and 3.05 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.09 as though it were a Lender, provided such Participant agrees to be subject to Section 2.12 as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Credit Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans or its other obligations under any Credit Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Credit Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(e) Limitations upon Participant Rights. A Participant shall not be entitled to receive any greater payment under Section 3.01 or 3.04 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 3.01 unless the Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with Section 3.01(e) as though it were a Lender.

(f) Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Credit Agreement (including under its Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(g) USA Patriot Act Notice; Compliance. In order for the Administrative Agent to comply with “know your customer”, the Beneficial Ownership Regulation and anti- money laundering rules and regulations, including without limitation, the Patriot Act, prior to any Lender that is organized under the laws of a jurisdiction outside of the United States of America becoming a party hereto, the Administrative Agent may request, and such Lender shall provide to the Administrative Agent, its name, address, tax identification number and/or such other identification information as shall be necessary for the Administrative Agent to comply with federal law.

9.08. Confidentiality.

Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Confidential Information (as defined below), except that Confidential Information may be disclosed (a) to its Affiliates and to its and its Affiliates’ respective partners, directors, officers, employees, agents, trustees, advisors, representatives, consultants and service providers (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Confidential Information and instructed to keep such Confidential Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable Law or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Credit Document or any action or proceeding relating to this Credit Agreement or any other Credit Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Credit Agreement or any Eligible Assignee invited to be a Lender pursuant to Section 9.15 or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations, (g) with the consent of the Borrower or (h) to the extent such Confidential Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Administrative Agent, any Lender or any of their respective Affiliates on a nonconfidential basis from a source other than the Borrower.

For purposes of this Section, “Confidential Information” means all information received from the Parent, the Borrower or any Subsidiary relating to the Parent, the Borrower or any Subsidiary or any of their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a nonconfidential basis prior to disclosure by the Parent, the Borrower or any Subsidiary, provided that, in the case of information received from the Parent, the Borrower or any Subsidiary after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Confidential Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Confidential Information as such Person would accord to its own confidential information.

Each of the Administrative Agent and the Lenders acknowledges that (a) the Confidential Information may include material non-public information concerning the Parent, the Borrower or a Subsidiary, as the case may be, (b) it has developed compliance procedures regarding the use of material non-public information and (c) it will handle such material non-public information in accordance with applicable Law, including United States Federal and state securities Laws.

9.09. Set-off.

In addition to any rights and remedies of the Lenders provided by law, upon the occurrence and during the continuance of any Event of Default, each Lender and each of its Affiliates are authorized at any time and from time to time, without prior notice to the Parent, the Borrower or any other Credit Party, any such notice being waived by the Borrower (on its own behalf and on behalf of each Credit Party) to the fullest extent permitted by Law, but in the case of a Lender or any Affiliate of a Lender, subject to receipt of the prior written consent of the Required Lenders exercised in their sole discretion, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held by, and other indebtedness at any time owing by, such Lender or Affiliate to or for the credit or the account of the respective Credit Parties against any and all Obligations owing to such Lender hereunder or under any other Credit Document, now or hereafter existing, irrespective of whether or not the Administrative Agent or such Lender shall have made demand under this Credit Agreement or any other Credit Document and although such Obligations may be contingent or unmatured or denominated in a currency different from that of the applicable deposit or indebtedness. Each Lender agrees promptly to notify the Borrower and the Administrative Agent after any such set-off and application made by such Lender; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application. Notwithstanding anything to the contrary in this Section, if any Defaulting Lender shall exercise any such right of setoff, all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.14 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent and the Lenders.

9.10. Interest Rate Limitation.

Notwithstanding anything to the contrary contained in any Credit Document, the interest paid or agreed to be paid under the Credit Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the “Maximum Rate”). If the Administrative Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Borrower. In determining whether the interest contracted for, charged, or received by the Administrative Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

9.11. Counterparts.

This Credit Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.12. Integration; Effectiveness; Electronic Execution.

Delivery of an executed counterpart of a signature page of (x) this Credit Agreement, (y) any other Credit Document and/or (z) any document, amendment, approval, consent, information, notice (including, for the avoidance of doubt, any notice delivered pursuant to Section 9.02), certificate, request, statement, disclosure or authorization related to this Credit Agreement, any other Credit Document and/or the transactions contemplated hereby and/or thereby (each an “Ancillary Document”) that is an Electronic Signature transmitted by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page shall be effective as delivery of a manually executed counterpart of this Credit Agreement, such other Credit Document or such Ancillary Document, as applicable. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Credit Agreement, any other Credit Document and/or any Ancillary Document shall be deemed to include Electronic Signatures, deliveries or the keeping of records in any electronic form (including deliveries by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page), each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be; provided that nothing herein shall require the Administrative Agent to accept Electronic Signatures in any form or format without its prior written consent and pursuant to procedures approved by it; provided, further, without limiting the foregoing, (a) to the extent the Administrative Agent has agreed to accept any Electronic Signature, the Administrative Agent and each of the Lenders shall be entitled to rely on such Electronic Signature purportedly given by or on behalf of Parent, the Borrower or any other Credit Party without further verification thereof and without any obligation to review the appearance or form of any such Electronic signature and (b) upon the request of the Administrative Agent or any Lender, any Electronic Signature shall be promptly followed by a manually executed counterpart. Without limiting the generality of the foregoing, Parent, the Borrower and each other Credit Party hereby (i) agrees that, for all purposes, including without limitation, in connection with any workout, restructuring, enforcement of remedies, bankruptcy proceedings or litigation among the Administrative Agent, the Lenders, Parent, the Borrower and the other Credit Parties, Electronic Signatures transmitted by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page and/or any electronic images of this Credit Agreement, any other Credit Document and/or any Ancillary Document shall have the same legal effect, validity and enforceability as any paper original, (ii) the Administrative Agent and each of the Lenders may, at its option, create one or more copies of this Credit Agreement, any other Credit Document and/or any Ancillary Document in the form of an imaged electronic record in any format, which shall be deemed created in the ordinary course of such Person’s business, and destroy the original paper document (and all such electronic records shall be considered an original for all purposes and shall have the same legal effect, validity and enforceability as a paper record), (iii) waives any argument, defense or right to contest the legal effect, validity or enforceability of this Credit Agreement, any other Credit Document and/or any Ancillary Document based solely on the lack of paper original copies of this Credit Agreement, such other Credit Document and/or such Ancillary Document, respectively, including with respect to any signature pages thereto and (iv) waives any claim against any Lender-Related Person for any Liabilities arising solely from the Administrative Agent’s and/or any Lender’s reliance on or use of Electronic Signatures and/or transmissions by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page, including any Liabilities arising as a result of the failure of Parent, the Borrower and/or any other Credit Party to use any available security measures in connection with the execution, delivery or transmission of any Electronic Signature.

9.13. Survival of Representations and Warranties.

All representations and warranties made hereunder and in any other Credit Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Administrative Agent and each Lender, regardless of any investigation made by the Administrative Agent or any Lender or on their behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default or Event of Default at the time of the making of the Loans, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied (other than contingent indemnification, expense reimbursement obligations and other contingent obligations for which no claim has been asserted).

9.14. Severability.

If any provision of this Credit Agreement or the other Credit Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Credit Agreement and the other Credit Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

9.15. [Reserved].

9.16. GOVERNING LAW.

(a) GOVERNING LAW. THIS CREDIT AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(b) SUBMISSION TO JURISDICTION. EACH OF THE PARENT AND THE BORROWER IRREVOCABLY AND UNCONDITIONALLY AGREES THAT IT WILL NOT COMMENCE ANY ACTION, LITIGATION OR PROCEEDING OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST THE ADMINISTRATIVE AGENT, ANY LENDER OR ANY RELATED PARTY OF THE FOREGOING IN ANY WAY RELATING TO THIS CREDIT AGREEMENT OR ANY OTHER CREDIT DOCUMENT OR THE TRANSACTIONS RELATING HERETO OR THERETO, IN ANY FORUM OTHER THAN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK SITTING IN THE BOROUGH OF MANHATTAN (OR IF SUCH COURT LACKS SUBJECT MATTER JURISDICTION, THE SUPREME COURT OF THE STATE OF NEW YORK SITTING IN THE BOROUGH OF MANHATTAN), AND ANY APPELLATE COURT FROM ANY THEREOF, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE JURISDICTION OF SUCH COURTS AND AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION, LITIGATION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH FEDERAL (TO THE EXTENT PERMITTED BY LAW) OR NEW YORK STATE COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION, LITIGATION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS CREDIT AGREEMENT OR IN ANY OTHER CREDIT DOCUMENT SHALL AFFECT ANY RIGHT THAT THE ADMINISTRATIVE AGENT OR ANY LENDER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS CREDIT AGREEMENT OR ANY OTHER CREDIT DOCUMENT AGAINST THE BORROWER OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION. THE CHOICE OF FORUM SET FORTH IN THIS SECTION SHALL NOT BE DEEMED TO PRECLUDE THE BRINGING OF ANY ACTION BY THE ADMINISTRATIVE AGENT OR ANY LENDER OR THE ENFORCEMENT BY THE ADMINISTRATIVE AGENT OR ANY LENDER OF ANY JUDGMENT OBTAINED IN SUCH FORUM IN ANY OTHER APPROPRIATE JURISDICTION.

(c) WAIVER OF VENUE. THE BORROWER AND EACH OTHER CREDIT PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS CREDIT AGREEMENT OR ANY OTHER CREDIT DOCUMENT IN ANY COURT REFERRED TO IN PARAGRAPH (B) OF THIS SECTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(d) SERVICE OF PROCESS. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 9.02. NOTHING IN THIS CREDIT AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

9.17. WAIVER OF RIGHT TO TRIAL BY JURY.

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS CREDIT AGREEMENT OR ANY OTHER CREDIT DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS CREDIT AGREEMENT AND THE OTHER CREDIT DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

9.18. No Conflict.

To the extent there is any conflict or inconsistency between the provisions hereof and the provisions of any Credit Document, this Credit Agreement shall control.

9.19. USA PATRIOT Act Notice.

The USA Patriot Act of 2001 (Public Law 107-56), the Beneficial Ownership Regulation and federal regulations issued with respect thereto require all financial institutions to obtain, verify and record certain information that identifies individuals or business entities which open an “account” with such financial institution. Consequently, each Lender hereunder may from time to time request, and the Borrower shall provide to such Lender, the Borrower’s name, address, tax identification number and/or such other identification information as shall be necessary for such Lender to comply with federal law. An “account” for this purpose may include, without limitation, a deposit account, cash management service, a transaction or asset account, a credit account, a loan or other extension of credit, and/or other financial services product.

9.20. No Advisory or Fiduciary Responsibility.

In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Credit Document), the Borrower acknowledges and agrees, and acknowledges its Affiliates’ understanding, that: (i) (A) the arranging and other services regarding this Credit Agreement provided by the Administrative Agent, the Arrangers and the Lenders are arm’s-length commercial transactions between the Borrower, on the one hand, and the Administrative Agent, the Arrangers and the Lenders, on the other hand, (B) the Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) the Borrower is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Credit Documents; (ii) (A) each of the Administrative Agent, the Arrangers and the Lenders has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Borrower or any of its Affiliates, or any other Person and (B) none of the Administrative Agent, the Arrangers or any Lender has any obligation to the Borrower or any of its Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Credit Documents; and (iii) the Administrative Agent, the Arrangers and the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower and its Affiliates, and none of the Administrative Agent, the Arrangers and the Lenders has any obligation to disclose any of such interests to the Borrower or any of its Affiliates. To the fullest extent permitted by law, the Borrower hereby waives and releases any claims that it may have against the Administrative Agent, the Arrangers and the Lenders with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

9.21. Termination; Survival.

This Credit Agreement shall terminate at such time as (a) all of the Commitments have been terminated, (B) none of the Lenders is obligated any longer under this Credit Agreement to make any Loans and (c) all Obligations (other than obligations which survive as provided in the following sentence) have been paid and satisfied in full. The indemnities to which the Administrative Agent and the Lenders are entitled under the provisions of Sections 3.01, 3.04, 3.05 and 9.04 and any other provision of this Credit Agreement and the other Credit Documents, and the provisions of Sections 9.03, 9.16 and 9.17, shall continue in full force and effect and shall protect the Administrative Agent and the Lenders (i) notwithstanding any termination of this Credit Agreement, or of the other Credit Documents, against events arising after such termination as well as before and (ii) at all times after any such party ceases to be a party to this Credit Agreement with respect to all matters and events existing on or prior to the date such party ceased to be a party to this Credit Agreement.

9.22. Entire Agreement.

THIS CREDIT AGREEMENT AND THE OTHER CREDIT DOCUMENTS REPRESENT THE FINAL AGREEMENT AMONG THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES.

9.23. Acknowledgement and Consent to Bail-In of Affected Financial Institutions.

Notwithstanding anything to the contrary in any Credit Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Credit Document may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b) the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability ;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent entity, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Credit Agreement or any other Credit Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.

To the extent not prohibited by applicable Law, each Lender shall notify the Borrower and the Administrative Agent if it has become the subject of a Bail-In Action (or any case or other proceeding in which a Bail-In Action could be reasonably be expected to be asserted against such Lender).

9.24. [Reserved].

9.25. Acknowledgement Regarding Any Supported QFCs.

To the extent that the Credit Documents provide support, through a guarantee or otherwise, for Swap Contract or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Credit Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

(a) In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Credit Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Credit Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

(b) As used in this Section 9.25, the following terms have the following meanings:

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Covered Entity” means any of the following:

(i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. §252.82(b);

(ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. §47.3(b); or

(iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. §382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§252.81, 47.2 or 382.1, as applicable.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Term Loan Agreement to be duly executed as of the date first above written.

PARENT:	HEALTHCARE TRUST OF AMERICA, INC.,

	By:	/s/ Robert A. Milligan
Name: Robert A. Milligan
Title: Chief Financial Officer

BORROWER:	HEALTHCARE TRUST OF AMERICA HOLDINGS, LP,

By: Healthcare Trust of America, Inc., as its General Partner

	By:	/s/ Robert A. Milligan
Name: Robert A. Milligan
Title: Chief Financial Officer

[Signature Page to Term Loan Agreement with Healthcare Trust of America]

JPMORGAN CHASE BANK, N.A., as Administrative Agent and as a Lender

By:	/s/ Cody A. Canafax
Name: Cody A. Canafax
Title: Vice President

THE BANK OF NOVA SCOTIA, as a Lender

By:	/s/ Arjun Talwalkar
Name: Arjun Talwalkar
Title: Director

WELLS FARGO BANK, N.A., as a Lender

By:	/s/ Matthew Kuhn
Name: Matthew Kuhn
Title: Director

PNC BANK, NATIONAL ASSOCIATION, as a Lender

By:	/s/ Andrew T. White
Name: Andrew T. White
Title: Senior Vice President

CAPITAL ONE, NATIONAL ASSOCIATION,

By:	/s/ Jason LaGrippe
Name: Jason LaGrippe
Title: Duly Authorized Signatory

[Signature Page to Term Loan Agreement with Healthcare Trust of America]

U.S. BANK, NATIONAL ASSOCIATION, as a Lender

By:	/s/ Lori Y. Jensen
Name: Lori Y. Jensen
Title: Senior Vice President

BANK OF MONTREAL,

By:	/s/ Jonas L. Robinson
Name: Jonas L. Robinson
Title: Director

BANK OF AMERICA, N.A.,

By:	/s/ Darren Merten
Name: Darren Merten
Title: Director

BARCLAYS BANK PLC,

By:	/s/ Craig Malloy
Name: Craig Malloy
Title: Director

CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK,

By:	/s/ Jill Wong
Name: Jill Wong
Title: Director

By:	/s/ Gordon Yip
Name: Gordon Yip
Title: Director

[Signature Page to Term Loan Agreement with Healthcare Trust of America]

MIZUHO BANK, LTD,

By:	/s/ Raymond Ventura
Name: Raymond Ventura
Title: Managing Director

REGIONS BANK,

By:	/s/ Mark Hardison
Name: Mark Hardison
Title: Managing Director

MUFG BANK, LTD.,

By:	/s/ Jack Lonker
Name: Jack Lonker
Title: Authorized Signatory

FIFTH THIRD BANK, NATIONAL ASSOCIATION,

By:	/s/ Michael P. Perillo
Name: Michael P. Perillo
Title: Executive Director

TRUIST BANK,

By:	/s/ Jonathan Hart
Name: Jonathan Hart
Title: Director

[Signature Page to Term Loan Agreement with Healthcare Trust of America]

FIRST HORIZON BANK

By:	/s/ Cathy Wind
Name: Cathy Wind
Title: SVP

HANCOCK WHITNEY BANK,

By:	/s/ Michael Woodnorth
Name: Michael Woodnorth
Title: Vice President

ASSOCIATED BANK, NATIONAL ASSOCIATION,

By:	/s/ Mitchell Vega
Name: Mitchell Vega
Title: Senior Vice President

RENASANT BANK

By:	/s/ Craig Gardella
Name: Craig Gardella
Title: Executive Vice President

FIRST FINANCIAL BANK,

By:	/s/ John E. Wilgus, II
Name: John E. Wilgus, II
Title: Senior Vice President

[Signature Page to Term Loan Agreement with Healthcare Trust of America]

PINNACLE BANK,

By:	/s/ Todd Carter
Name: Todd Carter
Title: Senior Vice President

[Signature Page to Term Loan Agreement with Healthcare Trust of America]